SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer

pursuant to rule 13a-16 or 15d-16 of

the securities exchange act of 1934

For the month of April 2015

Commission File Number 1-15224

ENERGY COMPANY OF MINAS GERAIS

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX

Item	Description of Item

1.	2014 Annual Audited Financial Statements (together with the Report of Independent Registered Public Accounting Firm)

2.	Management’s Annual Report on Internal Control Over Financial Reporting

3.	Report of Independent Registered Public Accounting Firm (on internal control over financial reporting)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: April 14, 2015	By:	/s/ Fabiano Maia Pereira
	Name:	Fabiano Maia Pereira
	Title:	Chief Officer for Finance and Investor Relations

1. 2014 ANNUAL AUDITED FINANCIAL STATEMENTS (TOGETHER WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Companhia Energética de Minas Gerais—CEMIG and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia Energética de Minas Gerais—CEMIG and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in accordance with International Financial Reporting Standards—IFRS, as issued by the International Accounting Standards Board—IASB.

As discussed in Notes 4 and 15 to the consolidated financial statements, the Usina Hidrelétrica Jaguara (“UHE Jaguara”) and Usina Hidrelétrica São Simão (“UHE São Simão”) concession agreements expired in August, 2013 and January, 2015, respectively. The Company is discussing in courts the extension for these concessions and continues to operate these plants based on a preliminary injunctions issued by the Superior Tribunal de Justiça—STJ, Brazilian Superior Court of Justice.

As discussed in Note 4 to the consolidated financial statements, the Company’s distribution concession agreements will expire in February, 2016. The Company has requested the renewal of these concessions from the Granting Authority. As of the date of this report, it is unknown whether or not these concessions will be renewed and, if renewed, the related conditions of the respective renewals.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 10, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Belo Horizonte, MG, Brazil

April 10, 2015

CONTENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	2
CONSOLIDATED STATEMENTS OF INCOME	4
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	5
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY – CONSOLIDATED	6
CONSOLIDATED STATEMENTS OF CASH FLOW	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	10
1. OPERATING CONTEXT	10
2. BASIS OF PREPARATION	16
3. PRINCIPLES OF CONSOLIDATION	33
4. CONCESSIONS AND AUTHORIZATIONS	35
5. OPERATING SEGMENTS	42
6. CASH AND CASH EQUIVALENTS	46
7. SECURITIES	46
8. CONSUMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS	47
9. RECOVERABLE TAXES	48
10. INCOME AND SOCIAL CONTRIBUTION TAXES	48
11. ESCROW DEPOSITS	51
12. ENERGY DEVELOPMENT ACCOUNT (CDE)	51
13. FINANCIAL ASSETS OF THE CONCESSION	52
14. INVESTMENTS	56
15. PROPERTY, PLANT AND EQUIPMENT	74
16. INTANGIBLE ASSETS	79
17. SUPPLIERS	81
18. TAXES, INCOME TAXES AND SOCIAL CONTRIBUTION TAXES	81
19. LOANS, FINANCINGS AND DEBENTURES	82
20. REGULATORY CHARGES	88
21. POST-RETIREMENT LIABILITIES	88
22. PROVISIONS	94
23. EQUITY AND REMUNERATION TO SHAREHOLDERS	105
24. REVENUE	110
25. OPERATING COSTS AND EXPENSES	113
26. FINANCIAL REVENUES AND EXPENSES	115
27. RELATED PARTY TRANSACTIONS	117
28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT	120
29. MEASUREMENT AT FAIR VALUE	128
30. INSURANCE	130
31. COMMITMENTS	131
32. NON-CASH TRANSACTIONS	131
33. SUBSEQUENT EVENTS	131

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2013

ASSETS

(MILLIONS OF BRAZILIAN REAIS—R$)

	Note	2014	2013
Current
Cash and cash equivalents	6	887	2,202
Marketable securities	7	994	933
Consumers and traders	8	2,142	1,912
Concession holders – Transport of electricity	8	248	241
Financial assets of the concession	13	848	2
Recoverable taxes	9	214	481
Income and social contribution tax credits	10a	295	249
Dividends receivable		73	17
Inventories		40	38
Energy Development Account (CDE)	12	345	175
Other		468	419

TOTAL, CURRENT		6,554	6,669

NON-CURRENT
Marketable securities	7	17	90
Consumers and traders	8	203	180
Concession holders – Transport of electricity	8	6	8
Recoverable taxes	9	387	382
Income and social contribution taxes recoverable	10a	207	178
Deferred income and social contribution taxes	10b	1,246	1,221
Escrow deposits	11	1,535	1,180
Other credits		407	83
Financial assets of the concession	13	7,475	5,841
Investments	14	8,040	6,161
Property, plant and equipment	15	5,544	5,817
Intangible assets	16	3,379	2,004

TOTAL, NON-CURRENT		28,446	23,145

TOTAL ASSETS		35,000	29,814

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2013

LIABILITIES

(MILLIONS OF BRAZILIAN REAIS—R$)

	Note	2014	2013
Suppliers	17	1,604	1,066
Regulatory charges	20	106	153
Profit sharing		116	125
Taxes payable	18a	555	499
Income and Social Contribution taxes	18b	43	35
Interest on equity and dividends payable		1,643	1,108
Loans and financings	19	4,151	1,056
Debentures	19	1,140	1,182
Payroll and related charges		195	186
Post-retirement liabilities	21	153	138
Concessions payable		22	20
Other obligations		395	354

TOTAL, CURRENT		10,123	5,922

NON-CURRENT
Regulatory charges	20	252	193
Loans and financings	19	1,832	2,379
Debentures	19	6,386	4,840
Taxes payable	18a	723	705
Deferred income and social contribution taxes	18b	611	256
Provisions	22	755	306
Concessions payable		157	152
Post-retirement liabilities	21	2,478	2,311
Other obligations		398	112

TOTAL, NON-CURRENT		13,592	11,254

TOTAL LIABILITIES		23,715	17,176

EQUITY	23
Share capital		6,294	6,294
Capital reserves		1,925	1,925
Profit reserves		2,594	3,840
Equity Valuation Reserve
Deemed cost of property, plant and equipment		780	850
Other Comprehensive Income		(312)	(271)

EQUITY ATTRIBUTABLE TO THE CONTROLLING SHAREHOLDERS		11,281	12,638

EQUITY ATTRIBUTABLE TO NON-CONTROLLING SHAREHOLDERS		4	—

TOTAL EQUITY		11,285	12,638

TOTAL LIABILITIES AND EQUITY		35,000	29,814

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(MILLIONS OF BRAZILIAN REAIS—R$)

(except Net income per share)

	Note	2014	2013	2012
NET REVENUE	24	19,540	14,627	14,137
OPERATING COSTS
COST OF ELECTRICITY AND GAS	25
Electricity purchased for resale		(7,428)	(5,207)	(4,683)
Charges for the use of the national grid		(744)	(575)	(883)
Gas purchased for resale		(254)	—	—

		(8,426)	(5,782)	(5,566)
OTHER COSTS	25
Personnel and managers		(999)	(946)	(950)
Materials		(340)	(111)	(60)
Outsourced services		(736)	(672)	(741)
Depreciation and amortization		(779)	(782)	(729)
Operating provisions		(262)	(212)	(43)
Royalties for use of water resources		(127)	(131)	(185)
Infrastructure construction cost		(942)	(975)	(1,336)
Other		(191)	(237)	(85)

		(4,376)	(4,066)	(4,129)
TOTAL COST		(12,802)	(9,848)	(9,695)
GROSS PROFIT		6,738	4,779	4,442
OPERATING EXPENSES	25
Selling expenses		(128)	(121)	(227)
General and administrative expenses		(654)	(799)	(537)
Other operating expenses		(867)	(463)	(1,068)

		(1,649)	(1,383)	(1,832)
Equity in earnings of unconsolidated investees, net	14	210	764	865
Gain on disposal of equity investment		—	284	—
Unrealized gain on disposal of investment		—	(81)	—
Gain on acquisition of control of investee	14	281	—	—
Income before Financial income (expenses) and taxes		5,580	4,363	3,475
Financial revenues	26	593	885	2,923
Financial expenses	26	(1,694)	(1,194)	(1,294)

Income before income tax and social contribution tax		4,479	4,054	5,104
Current income and social contribution taxes	10c	(1,259)	(994)	(1,035)
Deferred income and social contribution taxes	10c	(83)	44	203

NET INCOME FOR THE YEAR		3,137	3,104	4,272

Total of net income for the year attributed to:
Controlling shareholders		3,137	3,104	4,272
Non-controlling shareholders		—	—	—
Basic and diluted income per preferred share – R$	23	2.49	2.47	3.40
Basic and diluted income per common share – R$	23	2.49	2.47	3.40

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(MILLIONS OF BRAZILIAN REAIS—R$)

	2014	2013	2012
NET INCOME FOR THE YEAR	3,137	3,104	4,272
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	(44)	175	(471)
Equity gain (loss) on Other comprehensive income in jointly-controlled entities	(7)	31	56

	(51)	206	(415)
Items that may be reclassified to profit or loss
Equity gain (loss) on Other comprehensive income in jointly-controlled entities	10	7	4
Cash flow hedge instruments, net of taxes	—	—	(1)

	10	7	3

COMPREHENSIVE INCOME FOR THE YEAR	3,096	3,317	3,860

Total of comprehensive income for the year attributed to:
Interest of the controlling shareholders	3,096	3,317	3,860
Non controlling interest arising from business combination	—	—	—

	3,096	3,317	3,860

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY – CONSOLIDATED

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(MILLIONS OF BRAZILIAN REAIS—R$)

	Share capital	Capital reserves	Profit reserves	Equity Valuation adjustments	Retained earnings	Total equity
AS OF DECEMBER 31, 2011	3,412	3,954	3,293	1,008	—	11,667
Net income for the year	—	—	—	—	4,272	4,272
Other comprehensive income
Equity gain on Other comprehensive income in jointly-controlled entity	—	—	—	60	—	60
Cash flow hedge instruments	—	—	—	(1)	—	(1)
Adjustment to actuarial liabilities	—	—	—	(471)	—	(471)
Total comprehensive income for the year	—	—	—	(412)	4,272	3,860
Other changes in equity
Increase in share capital	853	—	(853)	—	—	—
Interim dividends (R$ 0.69 per share)	—	—	—	—	(590)	(590)
Interest on Equity (R$ 1.99 per share)	—	—	—	—	(1,700)	(1,700)
Extraordinary dividends (R$ 1.88 per share)	—	—	(1,600)	—	—	(1,600)
Additional dividend proposed in 2011 (R$ 0.13 per share)	—	—	(87)	—	—	(87)
Additional dividend proposed in 2012 (R$ 0.74 per share)	—	—	628	—	(628)	—
Constitution of reserves
Legal reserve	—	—	171	—	(171)	—
To Retained earnings	—	—	1,304	—	(1,304)	—
Realization of reserves
Equity valuation adjustments – deemed cost of PP&E	—	—	—	(121)	121	—

AS OF DECEMBER 31, 2012	4,265	3,954	2,856	475	—	11,550

Net income for the year	—	—	—	—	3,104	3,104
Other comprehensive income
Equity gain on Other comprehensive income in jointly-controlled entity	—	—	—	38	—	38
Post retirement liabilities, net of taxes	—	—	—	175	—	175

Total Comprehensive income for the year	—	—	—	213	3,104	3,317
Other changes in equity:
Increase in share capital	2,029	(2,029)	—	—	—	—
Additional dividends proposed in 2012 (R$ 0.50 per share)	—	—	(628)	—	—	(628)
Interim dividends (R$ 0.85 per share)	—	—	—	—	(1,068)	(1,068)
Interest on equity (R$ 0.42 per share)	—	—	—	—	(533)	(533)
Additional dividends proposed (R$ 0.04 per share)	—	—	55	—	(55)	—
Constitution of reserves
Reserve under By-laws	—	—	1,557	—	(1,557)	—
Realization of reserves
Equity valuation adjustments – deemed cost of PP&E	—	—	—	(109)	109	—

AS OF DECEMBER 31, 2013	6,294	1,925	3,840	579	—	12,638

	Share capital	Capital reserves	Profit reserves	Equity Valuation adjustments	Retained earnings	Total interest of the controlling shareholders	Non controlling interest arising from business combination	Total equity
AS OF DECEMBER 31, 2013	6,294	1,925	3,840	579	—	12,638	—	12,638

Net income for the year	—	—	—	—	3,137	3,137	—	3,137
Other comprehensive income
Post retirement liabilities, net of taxes	—	—	—	(44)	—	(44)	—	(44)
Equity gain on Other comprehensive income in jointly-controlled entity	—	—	—	3	—	3	—	3

Total Comprehensive income for the year	—	—	—	(41)	3,137	3,096	—	3,096
Other changes in equity:
Reimbursement of shares of dissident shareholders	—	—	—	—	—	—	—	—
Additional dividends proposed in 2013 (R$ 0.04 per share)	—	—	(55)	—	—	(55)	—	(55)
Extraordinary dividends (R$ 2.23 per share)	—	—	(2,804)	—	—	(2,804)	—	(2,804)
Statutory dividends (R$ 1.04 per share)	—	—	—	—	(1,364)	(1,364)	—	(1,364)
Interest on Equity (R$ 0.18 per share)	—	—	—	—	(230)	(230)	—	(230)
Constitution of reserves					—
Tax incentives reserve	—	—	29	—	(29)	—	—	—
Profit reserve	—	—	1,584	—	(1,584)	—	—	—
Realization of reserves
Equity valuation adjustments – deemed cost of PP&E	—	—	—	(70)	70	—	—	—

ATTRIBUTED TO INTEREST OF THE CONTROLLING SHAREHOLDERS	6,294	1,925	2,594	468	—	11,281	—	11,281
Non controlling interest arising from business combination	—	—	—	—	—	—	4	4

AS OF DECEMBER 31, 2014	6,294	1,925	2,594	468	—	11,281	4	11,285

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(MILLIONS OF BRAZILIAN REAIS—R$)

	2014	2013	2012
CASH FLOW FROM OPERATIONS
Net income for the year	3,137	3,104	4,272
Expenses (revenues) not affecting cash and cash equivalents
Income and social contribution taxes	1,342	950	832
Depreciation and amortization	801	824	763
Write-offs of PP&E and Intangible assets	105	33	211
Equity in earnings of unconsolidated investees, net	(210)	(764)	(865)
Interest and monetary variation	1,145	942	(1,448)
Monetary variation on advance for future capital increase from Minas Gerais State government	239	—	—
Gain on disposal of investments	—	(284)	—
Unrealized profit	—	81	—
Provisions for operating losses	581	305	671
Net gain on indemnity of assets	(420)	(21)	—
Financial assets —CVA	(1,107)	—	—
Gain on acquisition of subsidiary	(281)	—	—
Provision for losses on financial instruments	—	(2)	(22)
Post-retirement liabilities	311	269	227
(Increase) / decrease in assets
Consumers and traders	(285)	(134)	(177)
Energy Development Account (CDE)	(170)	—	—
Recoverable Taxes	320	(255)	(99)
Income and social contribution tax credit	(37)	(223)	(206)
Transport of electricity	(5)	109	(50)
Escrow deposits in litigation	(305)	120	(24)
Dividends received from investments	683	554	684
Financial assets	6	286	(192)
Other	(191)	7	(113)
Increase (reduction) in liabilities
Suppliers	472	(239)	462
Taxes payable	54	2	(33)
Income and social contribution taxes payable	(22)	3	2
Payroll and related charges	4	(41)	(15)
Regulatory charges	11	(140)	(47)
Post-retirement liabilities	(195)	(181)	(196)
Other	(160)	(21)	(55)
Cash generated by operating activities	5,823	5,284	4,582
Interest paid on loans and financings	(781)	(814)	(818)
Income and Social Contribution taxes paid	(1,308)	(955)	(935)

NET CASH GENERATED BY OPERATING ACTIVITIES	3,734	3,515	2,829

	2014	2013	2012
CASH FLOWS FROM INVESTMENT ACTIVITIES
Marketable securities	116	(267)	(400)
Financial assets	(80)	(91)	(107)
Accounts receivable from Minas Gerais state government	—	2,466	1,498
Restricted cash	1	130	(129)
Investments
Acquisition of equity investees	(2,405)	(94)	—
Acquisition of subsidiary – Gasmig	(465)	—	—
Gain on disposal of investments	—	1,691	—
Capital increase in investees	(546)	(355)	(396)
PP&E	(122)	(69)	(109)
Intangible assets	(798)	(908)	(1,263)

NET CASH FROM (USED IN) INVESTMENT ACTIVITIES	(4,299)	2,503	(906)

CASH FLOW IN FINANCING ACTIVITIES
Loans. financings and debentures	4,562	2,466	4,916
Payment of loans financings and debentures	(1,394)	(3,601)	(5,276)
Interest on equity and dividends	(3,918)	(4,600)	(1,748)

NET CASH USED IN FINANCIAL ACTIVITIES	(750)	(5,735)	(2,108)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,315)	283	(185)

STATEMENT OF CHANGES IN CASH AND CASH EQUIVALENTS
Beginning of the year	2,202	1,919	2,104
End of the year	887	2,202	1,919

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,315)	283	(185)

The Notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEARS ENDED ON DECEMBER 31, 2014, 2013 AND 2012

(In Millions of Brazilian Reais—R$ except where otherwise indicated)

1. OPERATING CONTEXT

a) The Company

Companhia Energética de Minas Gerais (‘Cemig’, also herein ‘the Company’, ‘Parent company’ or ‘Holding company’) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded: on the BM&F Bovespa (‘Bovespa’), at Corporate Governance Level 1; on the New York Stock Exchange (‘NYSE’), through ADRs; and on the stock exchange of Madrid (‘Latibex’). It is domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, the capital of the state of Minas Gerais. It operates exclusively as a holding company, with interests in subsidiaries or jointly controlled entities, which are engaged in the activities of the construction and operation of systems for generation, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of energy, for the purpose of commercial operation.

On December 31, 2014, the Company’s consolidated current liabilities exceeded its consolidated current assets by R$ 3,569. The reason for this working capital deficiency was, primarily, new financings with short-term maturities for the Company’s Investment Program, and also an increase in the outflow of cash from the distribution business due to a higher average price of electricity supplied by the thermoelectric generation plants. Management plans include the renegotiation of financings, and new transactions to raise funds in the market. Additionally, the Company has reported positive cash flow from its operations of R$ 3,734 in 2014 and R$ 3,515 in 2013.

Cemig has interest in the following subsidiaries and jointly-controlled entities:

•	Cemig Geração e Transmissão S.A. (Cemig GT) is Cemig’s wholly-owned subsidiary operating in generation and transmission. It is listed, in Brazil, but not traded. Cemig GT has interests in 51 power plants, and the transmission lines associated with them, most of which are part of the Brazilian national generation and transmission grid system. Of these power plants, 47 are hydroelectric, 3 are wind power plants and one is a thermal plant. Cemig GT has interest in the following jointly-controlled entities:

Jointly-controlled entities in operation:

– Hidrelétrica Cachoeirão S.A. (Cachoeirão) (Jointly controlled): Production and sale of electricity as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais. The plant began operating in 2009.

– Baguari Energia S.A. (Baguari Energia) (Jointly controlled): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), located on the Doce River in Governador Valadares, Minas Gerais State. The plant began operation of its units from September 2009 to May 2010.

– Central Eólica Praias de Parajuru S.A. (Parajuru) (Jointly controlled): Production and sale of electricity from the Parajuru wind farm at Beberibe, in the State of Ceará, Northern Brazil. The plant began operating in August 2009.

– Central Eólica Praias do Morgado S.A. (Praias do Morgado) (Jointly controlled): Production and sale of electricity from the Morgado wind farm at Acaraú, in Ceará, Northern Brazil. The plant began operating in May 2010.

– Central Eólica Volta do Rio S.A. (Volta do Rio) (Jointly controlled): Production and sale of electricity from the Volta do Rio wind farm also at Acaraú, in the State of Ceará, Northern Brazil. The plant began operating in September 2010.

– Hidroelétrica Pipoca S.A. (Pipoca) (Jointly controlled): Independent production of electricity, through construction and commercial operation of the Pipoca Small Hydro Plant (Pequena Central Hidrelétrica, or PCH), on the Manhuaçu River, in the Municipalities of Caratinga and Ipanema, in the State of Minas Gerais. This hydroelectric plant began operating in October 2010.

– Madeira Energia S.A. (Madeira) (jointly controlled) – Construction and commercial operation, through its subsidiary Santo Antônio Energia S.A., of the Santo Antônio hydroelectric plant in the basin of the Madeira River, in the State of Rondônia. This started commercial operation in March 2012. There are more details in Note14.

– Lightger S.A. (LightGer) (Jointly controlled): Independent power production through building and commercial operation of the Paracambi Small Hydro Plant (or PCH), on the Ribeirão das Lages river in the county of Paracambi, in the State of Rio de Janeiro. The plant started operating in May 2012.

– Renova Energia S.A. (Renova) (Jointly-controlled entities): Listed company operating in development, construction and operation of plants generating power from renewable sources – wind power, small hydro plants (SHPs), and solar energy; sales and trading of electricity, and related activities.

– Retiro Baixo Energética S.A. (RBE) (Jointly-controlled entities): RBE holds the concession to operate the Retiro Baixo hydroelectric plant, on the Paraopeba River, in the São Francisco river basin, in the municipalities of Curvelo and Pompeu, in Minas Gerais State. The plant has installed capacity of 83.7 MW and assured energy offtake level of 38.5MW average.

Subsidiaries and jointly-controlled entities at development stage:

– Guanhães Energia S.A. (Guanhães Energia) (Jointly controlled): Production and sale of electricity through building and commercial operation of the following Small Hydro Plants (PCHs): Dores de Guanhães, Senhora do Porto and Jacaré, in the county of Dores de Guanhães; and Fortuna II, in the county of Virginópolis, in Minas Gerais. First generation is scheduled for August 2015.

– Cemig Baguari Energia S.A. (Cemig Baguari) (Subsidiary) – Production and sale of electricity as an independent power producer, in future projects.

– Amazônia Energia Participações S.A (Amazônia Energia) (jointly controlled) – Unlisted company whose object is to hold and manage equity interest in Norte Energia S.A. (Nesa), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. It is jointly controlled by Light S.A. (25.5%) and Cemig GT (74.5%). Amazônia Energia holds 9.77% of Nesa, and has significant influence in its management, but not joint control. The first turbine of Belo Monte is expected to operate in 2015. There are more details in Note 14.

•	Cemig Distribuição S.A. (Cemig D or Cemig Distribution) (Subsidiary): – Wholly-owned subsidiary, listed, but not traded: distributes electricity through networks and distribution lines to practically the whole of the Brazilian state of Minas Gerais.

•	Transmissora Aliança de Energia Elétrica S.A. (Taesa) (Jointly controlled): Construction, operation and maintenance of electricity transmission facilities in 11 states of Brazil through direct and indirect equity interests in investees.

•	Light S.A. (Light) (jointly-controlled): Hold direct or indirect interests in other companies and, directly or indirectly, operate electricity services, including generation, transmission, trading or distribution, and other related services. Light has the following subsidiaries and jointly-controlled entities:

– Light Serviços de Eletricidade S.A. (Light Sesa) (Subsidiary): A listed company operating primarily in electricity distribution, in various municipalities of Rio de Janeiro State.

– Light Energia S.A. (subsidiary): Study, plan, build, and commercially operate electricity generation, transmission and sales/trading systems and related services. Owns equity interests in two wind power companies, Central Eólica São Judas Tadeu Ltda. and Central Eólica Fontainha Ltda., and in Guanhães Energia S.A. and Renova Energia S.A.

– Light Esco Prestação de Serviços Ltda. (subsidiary): Purchase, sale, importation and exportation of electricity, and consultancy services in the electricity sector. Light Esco has interest in EBL Companhia de Eficiência Energética S.A.

– Itaocara Energia Ltda. (subsidiary): Planning, construction, installation, and commercial operation of electricity generation plants, is still at development stage. It is a member of the Itaocara Hydro Plant Consortium for commercial operation of the Itaocara Hydroelectric Plant (51%). Cemig GT owns 49%.

– Lightger S.A. (‘Light Ger’) – Described in the list of jointly-controlled entities of Cemig GT, above.

– Light Soluções em Eletricidade Ltda. (Light Soluções): Its main objects are provision of service to low-voltage clients including assembly, overhaul and maintenance of installations in general.

– Instituto Light para o Desenvolvimento Urbano e Social (Light Institute for Urban and Social Development)(subsidiary): Participation in social and cultural projects, and interest in economic and social development of cities.

– Lightcom Comercializadora de Energia S.A. (subsidiary): Purchase, sale, importation and exportation of electricity, and general consultancy, in the free and regulated electricity markets.

– Axxiom Soluções Tecnológicas S.A. (jointly-controlled): Unlisted company, providing technology and systems solutions for operating management of public service concession holders, including companies in electricity, gas, water, sewerage and other utilities. Jointly owned by Light (51%) and Cemig (49%).

– Amazônia Energia Participações S.A (‘Amazônia Energia’) (jointly controlled) – Unlisted company whose object is to hold and manage equity interest in Norte Energia S.A. (Nesa), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. It is jointly controlled by Light S.A. (25.5%) and Cemig GT (74.5%). Amazônia Energia holds 9.8% of Nesa, and has significant influence in its management, but not joint control. The first turbine of Belo Monte is expected to operate in February 2015. There are more details in Note 14.

– Renova Energia S.A. (Jointly controlled): Described in the list of equity interests of Cemig GT, above.

•	Sá Carvalho S.A. (subsidiary) – Production and sale of electricity, as a public electricity service concession holder, through the Sá Carvalho hydroelectric power plant.

•	Usina Térmica Ipatinga S.A. (‘Ipatinga’) (subsidiary) – Production and sale, as an independent power producer, of thermally generated electricity, through the Ipatinga thermal plant, located on the premises of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A.).

•	Companhia de Gás de Minas Gerais (‘Gasmig’) (jointly controlled) – Acquisition, transport and distribution of combustible gas or sub-products and derivatives, through a concession for distribution of gas in the State of Minas Gerais. Cemig acquired a controlling interest in Gasmig in October 2014.

•	Cemig Telecomunicações S.A. (‘CemigTelecom’) (previously named Empresa de Infovias S.A.)(subsidiary) – Provision and commercial operation of a specialized telecommunications service through an integrated multi-service network of fiber optic cables, coaxial cables, and electronic and associated equipment. CemigTelecom owns 49% of Ativas Data Center (‘Ativas’) (a jointly-controlled entity), which operates primarily in supply of IT and communications infrastructure services, including physical hosting and services for medium-sized and large corporations.

•	Efficientia S.A. (subsidiary): Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects, as well as providing services of operation and maintenance in energy supply facilities.

•	Horizontes Energia S.A. (subsidiary) – Production and sale of electricity, as an independent power producer, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants in the State of Minas Gerais, and the Salto do Voltão and Salto do Passo Velho hydro power plants in the State of Santa Catarina.

•	Cemig Comercializadora de Energia Incentivada S.A. (‘CCEI’ – previously named Central Termelétrica de Cogeração S.A.) (subsidiary) – Production and sale of electricity as an independent power producer, in future projects.

•	Rosal Energia S.A. (subsidiary) – Production and sale of electricity, as a public electricity service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo, Brazil.

•	Empresa de Serviços e Comercialização de Energia Elétrica S.A. (ESCE – previously named Central Hidrelétrica Pai Joaquim S.A.) (subsidiary) – Production and sale of electricity as an independent power producer, in future projects.

•	Cemig PCH S.A. (Subsidiary) – Production and sale of electricity as an independent power producer, through the Pai Joaquim hydroelectric power plant.

•	Cemig Capim Branco Energia S.A. (‘Capim Branco’) (subsidiary) – Production and sale of electricity as an independent producer, through the Amador Aguiar I and Amador Aguiar II hydroelectric power plants, built through a consortium with private-sector partners. This company was absorbed by Cemig GT in 2015.

•	UTE Barreiro S.A. (subsidiary) – Production and sale of thermally generated electricity, as an independent producer, through the construction and operation of the UTE Barreiro thermal generation plant, located on the premises of V&M do Brasil S.A., in the State of Minas Gerais.

•	Cemig Trading S.A. (subsidiary): Sale and intermediation of business transactions related to energy.

•	Companhia Transleste de Transmissão (jointly controlled): Operation of the transmission line connecting the substation located in Montes Claros to the substation of the Irapé hydroelectric power plant.

•	Companhia Transudeste de Transmissão (jointly controlled): Construction, operation and maintenance of national grid transmission facilities of the Itutinga–Juiz de Fora transmission line.

•	Companhia Transirapé de Transmissão (jointly controlled): Construction, operation and maintenance of the Irapé–Araçuaí transmission line.

•	Axxiom Soluções Tecnológicas S.A. (jointly-controlled): Described in the list of investees of Light, above.

•	Transchile Charrúa Transmisión S.A. (jointly controlled): Construction, operation and maintenance of the Charrúa-Nueva Temuco transmission line, and two sections of transmission line at the Charrúa and Nueva Temuco substations, in the central region of Chile. The head office of Transchile is in Santiago, Chile. The transmission line started operating in January 2010.

•	Companhia de Transmissão Centroeste de Minas (jointly controlled): Construction, operation and maintenance of the Furnas-Pimenta transmission line – part of the national grid. The line started operating in April 2010.

•	Parati S.A. Participações em Ativos de Energia Elétrica (jointly-controlled entity): Holding company owning interests in other companies, Brazilian or foreign, through shares or share units, in any business activity. Parati holds an equity interest of 25.64% in Light.

Where Cemig exercises joint control it does so through shareholders’ agreements with the other shareholders of the investee.

2. BASIS OF PREPARATION

2.1 Statement of compliance

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (IASB).

On April 10, 2015, the Company’s Fiscal Counsel authorized the filling of the Financial Statements for the year ended December 31, 2014 in a Form 6-K.

2.2 Bases of measurement

The consolidated financial statements have been prepared based on historical cost, with the exception of the following material items recorded in the Statement of financial position (balance sheet):

•	Non-derivative financial assets measured at fair value through profit or loss.

•	Financial assets held for trading measured at fair value.

•	Financial assets of the Concession measured by the New Replacement Value (VNR), equivalent to fair value.

2.3 Functional currency and currency of presentation

These consolidated financial statements are presented in Reais, which is the Company’s presentation and functional currency. All the financial information is presented in millions of Reais, except where otherwise indicated.

2.4 Use of estimates and judgments

The preparation of the consolidated financial statements, under IFRS, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported in assets, liabilities, revenues and expenses. Future reported results may differ from these estimates.

Estimates and assumptions are revised continually, using as a reference both historical experience and also any significant changes of scenario that could affect the equity situation of the company or its results in the applicable items. Revisions in relation to accounting estimates are recognized in the period in which the estimates are reviewed, and in any future periods affected.

The principal estimates related to the financial statements refer to recording of effects arising from:

•	Allowance for doubtful accounts – see Note 8;

•	Deferred income and social contribution taxes – see Note 10;

•	Financial assets of the concession – see Note 13;

•	Investments – See Note 14.

•	Property, plant and equipment – Note 15.

•	Intangible assets – see Note 16;

•	Depreciation – see Note 15;

•	Amortization – see Note 16;

•	Employee post-retirement liabilities – see Note 21;

•	Provisions – see Note 22;

•	Unbilled electricity supplied – see Note 24; and

•	Fair value measurement and Derivatives instruments – see Note 29.

2.5 Rules, interpretations and changes that came into effect on January 1, 2014, with effects for the Company

IFRIC 21 – Taxes: This gives orientation on when to recognize a liability for a levy imposed by the government, for charges that are accounted in accordance with IAS 37 – Provisions, contingent liabilities and contingent assets, and for those in which the amounts and the period of the levy or charge are clear.

IAS 36 – Impairment of assets: This adds orientation on reporting of recoverable values of non-financial assets. The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash-generating unit to which the goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related cash generating unit. Furthermore, the amendments introduce additional disclosure requirements applicable to when the recoverable amount of an asset or a cash generating unit is measured at fair value less costs of disposal. These new disclosures include the fair value hierarchy, key assumptions, and valuation techniques used which are in line with the disclosure required by IFRS 13 – Fair Value Measurements.

Changes to IAS 32– Offsetting Financial Assets and Financial Liabilities: The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right to set-off’ and ‘simultaneous realization and settlement’.

Changes to IFRS 10, IFRS 12 and IAS 27: These define an investment entity, and require that a reporting entity which fits the definition should not consolidate its subsidiaries but, instead, value them at fair value through profit or loss in its consolidated and separate financial statements. Changes have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

The Company has analysed impacts of these changes and did not recognize material impacts in its financial statements.

2.6 New and revised rules and interpretations already issued and not yet adopted, with possible impacts for the Company

IFRS 9 – Financial Instruments, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and derecognition. Another revised version of IFRS 9 was issued in July 2014 mainly to include (a) impairment requirements for financial assets; and (b) limited amendments to the classification and measurement requirements bt introducing a ‘fair value through Other comprehensive income’ measurement category for certain simple debt instruments.

The most significant effect of IFRS 9 in terms of the classification and measurements of financial liabilities is in accounting of changes in fair value of a financial liability (designated at fair value through profit or loss) that are attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, in relation to the financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that it attributable to changes in the credit risk of that liability is presented in Other comprehensive income, unless the recognition of the effects of changes in the credit risk of the liability in Other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to the credit risk of a financial liability are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

In relation to the impairment of financial assets, IFRS 9 requires an ‘expected credit loss’ model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires that the Company to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized. It is not possible to disclose a reasonable estimate of this effect until the Company carries out a detailed review of these impacts.

Amendments to IFRS 11– Joint arrangements: The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a ‘business’, as defined i IFRS 3—Business combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations under IFRS 3 and other standards (such as IAS 36 – Impairment of assets regarding impairment testing of a cash-generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The alterations to IFRS 11 apply prospectively for annual periods beginning on or after January 1, 2016.

2.7 Principal accounting policies

The accounting policies described in detail below have been applied consistently to all the periods presented in these consolidated financial statements.

The accounting policies referring to the Company’s current operations, and consistently applied by the entities of the Group, are as follows:

a)	Financial instruments

Non-derivative financial assets: The Company initially recognizes loans, receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the transaction date, which is the date on which the Company becomes one of the parties to the contractual provisions of the instrument.

The Company derecognizes a non-derivative financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as an individual asset or liability.

Financial assets or liabilities are offset, and the net amount presented in the Statement of financial position, when, and only when, the Company has the legal right to offset the amounts and has the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

The company has the following non-derivative financial assets: Securities – measured at fair value through profit or loss; Cash and cash equivalents, credits owed by consumers, Traders and Electricity transport concession holders; restricted cash and Escrow deposits in litigation – recognized at nominal realization value, similar to fair value; and Financial assets of the concession not covered by Law 12783/13, and Financial assets of the concession covered by Law 12783/13, measured at New Replacement Value (valor novo de reposição, or VNR), equivalent to fair value.

Non-derivative financial liabilities: The Company recognizes issued debt securities initially on the date on which they are originated. All the other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date on which the Company becomes one of the parties to the contractual provisions of the instrument. The company writes down a financial liability when its contractual obligations are discharged, cancelled or expire.

The Company has the following non-derivative financial liabilities: Loans; Financings; Debentures; Suppliers; and Other accounts payable. These liabilities are recognized initially at fair value plus any attributable transaction costs. After the initial recognition, they are measured at amortized cost using the effective rates method.

Share capital: Common shares are classified as equity. Preferred shares are classified as equity if they are not redeemable, or if they are redeemable only at the Company’s option. Preferred shares do not carry the right to vote; and also have preference in the event of liquidation of their portion of the share capital. The rights to minimum dividends for the preferred shares are described in Note 23 to the consolidated financial statements. The minimum obligatory dividends as defined in the by-laws are recognized as a liability.

Financial instruments at fair value through profit or loss: A financial asset is classified at fair value through profit or loss if it is classified as held for trading, that is to say, designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages those investments and takes purchase and sale decisions based on their fair values in accordance with the Company’s documented risk management and investment strategy. Transaction costs are recognized in the Statement of income when incurred. Financial assets recorded at fair value through profit or loss are measured at fair value, and changes in the fair value of these assets are recognized in the Statement of income for the period. Securities were classified in this category.

Financial instruments available for sale: A financial instrument is classified as available for sale when the purpose for which it was acquired is not investment of funds to obtain short-term gains, and there is no intention of keeping the investments up to maturity or, further, when they do not fit in the other categories. As from December 31, 2012, assets in this category include the financial assets of the transmission and distribution concession that were covered by Law 12783 (of January 11, 2013). They are measured at New Replacement Value (Valor Novo de Reposição, or VNR), equivalent to fair value on the date of these financial statements. The Company recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of, the Concession-granting power for the services of construction or improvement provided.

Financial instruments held to maturity: Securities are in this category, when there is a positive intention to hold them to maturity. They are measured at amortized cost, using the effective interest method.

Loans and receivables: These are financial assets with fixed or calculable payments that are not quoted on an active market. These assets are recognized initially at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost by the effective interest method, less any loss by impairment.

The category includes: Cash equivalents; Consumers and traders; Holders of electricity transport concessions; Financial assets of the concession not covered by Law 12783 and Traders – ‘Free Energy’ transactions.

Cash and cash equivalents includes: balances of cash; bank deposits; and cash investments with original maturity of three months or less from the date of contracting, which are subject to an insignificant risk of change in value. Cash and cash equivalents are maintained for the purpose of meeting cash commitments in the short term and not for investment or other purposes.

The Company recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of, the concession-granting power for the services of construction or improvement provided. Such financial assets are measured at fair value through the initial recognition. After the initial recognition, the financial assets are measured at amortized cost and classified as loans and receivables.

b)	Foreign currency and operations outside Brazil

Transactions in foreign currency are converted to the functional currency of the Company at the exchange rates of the dates of the transactions. Monetary assets and liabilities denominated and calculated in foreign currencies on the date of presentation are reconverted to the functional currency at the exchange rate found on that date. The exchange rate gain or loss on monetary items is the difference between the amortized cost of the functional currency at the beginning of the period, adjusted for interest and any payments made during the period, and the amortized cost in foreign currency at the exchange rate of the financial position date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are reconverted to the functional currency at the exchange rate on the date on which the fair value was calculated. Foreign currency differences resulting from reconversion are recognized in the Statement of income. Non-monetary items that are measured in terms of historic cost in foreign currency are converted at the exchange rate found on the transaction date.

The gains and losses arising from variations in foreign currencies relating to the jointly-controlled entity Transchile are recognized directly in Equity in the Accumulated Conversion Adjustment and recognized in the Statement of income when these investments are sold, partially or totally The financial statements of a subsidiary outside Brazil are adjusted to the Company’s accounting practices and, subsequently, converted to the local functional currency at the exchange rate of the financial position date.

c)	Consumers and traders; Concession holders – Transport of electricity; and Consumers and traders – Transactions in ‘Free Energy’

Accounts receivable from Consumers and traders, and from Concession holders for transport of electricity, are initially recorded at fair value, whether already invoiced or not, and, subsequently, measured by amortized cost. They include any direct taxes for which the company has the tax responsibility, less taxes withheld at source, which are considered to be tax credits.

The provision for doubtful receivables, for low and medium voltage consumers, is recorded based on estimates by Management, in an amount sufficient to cover probable losses. The principal criteria set by the company are: (i) For consumers with significant balances, the balance receivable is analyzed in the light of the history of the debt, negotiations in progress and real guarantees; (ii) For other consumers, the following are provisioned: Debts from residential consumers more than 90 days past due; debts from commercial consumers more than 180 days past due; and debts more than 360 days past due from other consumers.

For large consumers an individual analysis is made of the debtors and of the actions in progress for receipt of the credits.

d)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the principle of average cost of acquisition and includes expenses incurred in the acquisition of inventories and other costs incurred in bringing them to their present locations and conditions. Materials in inventory are classified in Current assets, and are not depreciated or amortized; materials that are used for works are classified in Property, plant and equipment or Intangible assets.

The net realizable value is the estimated sale price in the normal course of business, less the estimated costs of conclusion and expenses of sales.

e)	Investments

The financial information of jointly-controlled entities, which are characterized as “joint ventures”, is recognized by the equity method. The Company’s investments include the goodwill identified on acquisitions, net of any accumulated losses by impairment.

f)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for the control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of the non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed. If, after the reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain. Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the net assets of the entity in the event of liquidation may be initially measured at the proportionate share of the non-controlling interests of the recognized amounts of the acquiree’s identifiable net assets. When a business combination is achieved in stages, the previously held interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in or statement of income.

g)	Operating leases

Payments made under operating lease contracts are recognized as expenses in the Statement of income on a straight-line basis over the period of the lease contract.

h)	Assets linked to the concessions

Distribution activity: The portion of the assets of the concession that will be totally amortized during the concession period is recorded as intangible assets and is completely amortized during the concession agreement period.

The amortization reflects the pattern of consumption of the rights acquired. It is calculated on the balance of the assets linked to the concession, by the straight-line method, based on the application of the rates set by ANEEL for the electricity distribution activity.

The Company measures the value of the assets which will not be fully amortized by the end of the concession agreement period and reports this amount as a financial asset because it is an unconditional right to receive cash or other financial asset directly from the grantor.

New assets are recorded initially in Intangible assets, valued at acquisition cost, including capitalized borrowing costs. When the assets start operation they are split into financial assets and intangible assets, according to the criterion mentioned in the previous paragraphs: The portion of the assets that is recorded in financial assets is valued based on the new replacement cost, having as a reference the amounts homologated by ANEEL for the Asset Base for Remuneration in the processes of tariff review.

When an asset is replaced, the net book value of the assets is written off as an expense to the Statement of income.

Transmission activity: – For the new transmission concessions, granted after the year 2000, the costs related to the construction of the infrastructure are recorded in the Statement of income as and when they are calculated, and a Construction Revenue is recorded based on the stage of conclusion of the assets, including the taxes applicable to the revenue and any profit margin.

Since the transmission contracts determine that the concession holders have an unconditional right to receive cash or another financial asset directly from, or in the name of, the Concession-granting power, for the new transmission concessions the Company records a financial asset, during the period of construction of lines, the transmission revenue to be received during the whole period of the concession, at fair value.

Of the invoiced amounts of Permitted Annual Revenue (Receita Anual Permitida, or RAP), the portion relating to the fair value of operation and maintenance of the assets is recorded as revenue in the Statement of income, and the portion relating to the construction revenue, originally recorded at the time of the formation of the assets, is used to recover the financial assets.

Additional expenditures incurred for purposes of capital expansion and improvements to the transmission assets generate additional cash flow, and hence this new cash flow is capitalized into the financial asset balance.

In counterpart to acceptance of the terms of renewal of the old transmission concessions, as described in more detail in Note 4, the greater part of the transmission assets of the old concessions will be the subject of indemnity by the Concession-granting power, having already been written off on December 31, 2012, and an item in Accounts receivable having been posted corresponding to the estimated indemnity to be received.

Gas concession: The portion of the assets of the concession that will be consumed in full during the concession is recorded as an Intangible asset and fully amortized during the period during which the concession contract is in effect.

The amortization is calculated on the balance of the assets linked to the concession by the straight line method, applying amortization rates that reflect the estimated useful life of the assets.

The Company measures the value of the assets which will not be fully amortized by the end of the concession agreement period, and reports this amount as a financial asset, because it is an unconditional right to receive cash or other financial asset directly from the grantor.

New assets are recorded initially in Intangible assets, valued at acquisition cost, including capitalized borrowing costs. When they start operation they are divided into financial asset and intangible asset, in accordance with a criterion mentioned in the previous paragraphs. When an asset is replaced, the net book value of the asset is written, with counterpart in the profit or loss.

i)	Intangible assets

Intangible assets comprise assets relating to: service concession contracts, and software.

The following criteria are applied to individual cases: (i) Intangible assets acquired from third parties are measured at total acquisition cost, less expenses of amortization; and (ii) intangible assets generated internally are recognized as assets in the phase of development, provided that the technical feasibility of using them is demonstrated and that the future economic benefits are probable. They are measured at cost, net of accumulated amortization and accumulated impairment losses.

For intangible assets linked to the concession, the accounting practices described in the item ‘Assets linked to the concession’ above are applied.

j)	Property, plant and equipment

The goods in Property, plant and equipment are valued at the cost incurred on the date of their acquisition or formation, including deemed cost, and capitalized financial costs, less accumulated depreciation. The cost includes expenditures that are directly attributable to the acquisition of an asset. The cost of self-constructed assets includes the cost of materials and direct labor, and any other costs directly attributable to bringing the assets to a working condition for their intended use.

The subsequent costs are capitalized to the extent that it is probable that the Company will receive future benefits associated with those expenditures.

When an asset is replaced, the net book value of the asset, taking into account expenses on repairs and maintenance, is written off as an expense to the Statement of income.

Depreciation and amortization: These are calculated on the balance of property, plant and equipment in service and investments in consortia, on a straight-line basis, using the rates determined by ANEEL for the assets related to electricity activities, which reflect the estimated useful life of the assets.

The depreciation rates applied to the Company’s property, plant and equipment assets are shown in Note 15 to the consolidated financial statements.

Assets that will not be fully depreciated by the end of the concession will be reverted to the Concession-granting power and this non-depreciated portion will be indemnified.

Interest and other financing charges incurred on financings linked to works in progress are appropriated to PP&E assets in progress, and Consortia, during the period of construction.

For borrowings raised for the construction of a specific PP&E asset, the Company capitalizes all of the financial costs related to the borrowings directly to the respective assets being financed. For other borrowings raised that are not linked directly to a specific PP&E asset, a weighted average rate is established for the capitalization of the costs of those loans.

The residual value is the balance remaining of the asset at the end of the concession, thus, as established in a contract signed between the Company and the federal government, at the end of the concession the assets will be reverted to the federal government which, in turn, will indemnify the Company for those assets that have not yet been totally depreciated. In cases where there is no indemnity at the end of the concession, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession. See more details in Note 13.

k)	Impairment

Financial assets: A financial asset not carried at fair value through profit or loss is assessed at each financial position date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect that can be reliably estimated on the estimated future cash flows of that asset. The Company considers evidence of impairment for receivables both at specific asset level and at collective level. All individually significant receivables are assessed for specific impairment. Receivables that are not individually significant are collectively assessed for impairment by grouping them with receivables with similar risk characteristics.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in relation to a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in the Statement of income and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets: The carrying amounts of the Company’s non-financial assets, other than Inventories and Deferred income tax and Social Contribution tax, are reviewed at each financial position date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Property, plant and equipment and intangible assets have their carrying amount tested if there was an indication that an asset may be impaired.

l)	Benefits to employees

Defined contribution plans – A defined contribution plan is a post-retirement benefit plan under which an entity pays fixed contributions into a separate entity (pension fund) and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the Statement of income in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Defined benefit plans – A defined benefit plan is a post-retirement benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services rendered in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the financial position on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the asset recognized is limited to the total of any unrecognized past service costs and net actuarial losses and the present value of the economic benefits available in the form of future reimbursements or reductions in future contributions to the plan. In calculating the present value of the economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan liabilities.

Past service cost is the change in the present value of the defined benefit obligation, resulting from alteration or reduction (shortening) of the plan). The entity should recognize the cost of past service as an expense on the date of the first of the following events: (a) the alteration in the plan; or (b) when the entity recognizes the corresponding costs of restructuring or the cancellation benefits.

The Company recognizes all such actuarial gains and losses arising from adjustments based on experience, or on any changes of actuarial assumptions immediately through Other comprehensive income so that the net assets or liabilities of the pension plan are recognized in the consolidated Statement of financial position to reflect the full value of the plan’s deficit or surplus.

For the Company’s retirement benefit pension plan obligations, the liability recorded in the statement of financial position is the greater of: a) the debt agreed upon with the foundation for amortization of the actuarial obligations, and b) the present value of the actuarial obligation, as calculated by a qualified actuary, less the fair value of the plan’s assets, and adjusted for unrecognized actuarial gains and losses. In the business years presented, the debt agreed with the Foundation is greater than the amounts of net liabilities. In this case, the annual amount recorded for the year in the Statement of income corresponds to the charges and monetary variation on that debt, which is allocated as a financial expense of the Company.

Other long-term benefits to employees: The Company’s net obligation in respect of employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior years. That benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the financial position date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is carried out by the projected unit credit method. Any actuarial gains and losses are recognized in the Statement of income in the period in which they arise.

The procedures mentioned above are used for the actuarial obligations relating to the health plan, life insurance and the dental plan.

Termination benefits: These are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate the employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, and if it is probable that the offer will be accepted, and if the number of acceptances by employees can be reliably estimated.

Short-term employee benefits: Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee, and the obligation can be reliably estimated. Employees’ profit shares specified in the Company’s by-laws are accrued for in accordance with the requirements established in the collective agreements with the employee unions and recorded in Employees’ and managers’ profit shares in the Statement of income.

m)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Onerous Contracts: A provision for onerous contracts is recognized when the benefits that are expected to be derived from a contract are less than the inevitable cost of meeting the obligations of the agreement. The provision is measured at present value by the lower of: (i) the expected cost of rescinding the concession contract and (ii) the expected net cost of continuing with it.

n)	Income and Social Contribution taxes

Income tax and the Social Contribution tax, current and deferred, are calculated based on the rates of: income tax at 15%, plus the additional rate of 10% on taxable income exceeding R$ 240,000.00 (two hundred and forty thousand Reais) per year; and for the Social Contribution tax, 9% on taxable profit. They include the offsetting of tax losses/carryforwards for both taxes, the total of which is limited to 30% of the real profit.

The expense on Income tax and the Social Contribution tax comprises current and deferred taxes. Current and deferred taxes are recognized in the Statement of income except to the extent that they relate to a business combination, or items directly recognized in Equity or in Other comprehensive income.

Current tax is the tax payable or receivable expected on the taxable profit for the year, using tax rates in force or substantially enacted at the financial position date, and any adjustment to the tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts used for taxation purposes. Deferred tax is measured at the rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially enacted up to the financial position date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred income tax and Social Contribution tax assets are reviewed at each financial position date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

o)	Operating revenue

In general, for the Company’s business in the electricity, telecommunications and other sectors, revenues are recognized when there is persuasive evidence of agreements, when delivery of merchandise takes place or when the services are provided, the prices are fixed or determinable, and receipt is reasonably assured, independently of whether the money has actually been received.

Revenues from sale of electricity are recorded based on the electricity delivered and the tariffs specified in the terms of the contract or in effect in the market. Revenues from retail supply of electricity to final consumers are recorded when the delivery has taken place. The billing is carried out monthly. Unbilled retail supply of electricity, from the period between the last billing and the end of each month, is estimated based on the billing from the previous month and is accrued for at the end of the month. The differences between the estimated amounts accrued and the actual revenues realized are recorded in the following month. Historically, these have not been significant.

Revenue from the supply of electricity to the Brazilian grid system is recorded when the delivery has taken place and is invoiced to consumers on a monthly basis, in accordance with the payment schedules specified in the concession agreement.

For the older transmission concessions, the fair value of the operation and maintenance of the transmission lines and the remuneration of the financial asset are recorded as revenue in the Statement of income each period.

The services provided include charges for connection and other related services; the revenues are accounted when the services are provided.

The ‘Parcel A’ revenue, and the Other financial items related to tariff adjustments, are recognized in the statement of income when the costs effectively incurred are different from those incorporated into the electricity distribution tariff. For more details, see Note 13.

p)	Financial revenue and expenses

Financial revenue includes interest income on funds invested, fee income for consumer payments made late, interest income on financial assets of the concession, and interest income on other financial assets. Interest income is recognized in the Statement of income using the effective interest method.

Financial expenses include interest expense on borrowings; and foreign exchange and monetary variation on borrowing cost of debt, financings and debentures. Interest expense on the Company’s borrowings that is not capitalized is recognized in the Statement of income using the effective interest method.

q)	Earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit or loss attributable to the controlling shareholders and non-controlling interest of the Company by the weighted average number of the common and preferred shares outstanding during the periods. Diluted EPS is determined by that average number of shares in circulation, adjusted for any instruments potentially convertible into shares, with dilutive effect, in the periods presented.

r)	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. The operating results of all operating segments for which discrete financial information is available are reviewed regularly by the Company’s CEO, to make decisions about resources to be allocated to the segment, and to assess its performance.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters) and head office expenses.

Segment capital expenditure is the total cost incurred during the year to acquire: the Financial assets of the concession; Property, plant and equipment; and Intangible assets other than Goodwill.

s)	Determination of the adjustment to present value

The Company has applied adjustment to present value to certain concession contracts held for consideration, and also to the balance of debentures issued by the Company. Discount rates were used that are compatible with the cost of funding in transactions with the same maturity on the date of the transactions or of the transition to IFRS, as the case may be.

3. PRINCIPLES OF CONSOLIDATION

The financial statements date of the subsidiaries and jointly-controlled entities, used for the purposes of calculation of consolidation and equity in earnings of unconsolidated investees coincide with those of the Company.

The Company uses the criteria of full consolidation for the following companies which are direct equity investments of Cemig:

Subsidiary	Form of valuation	2014 Direct stake (%)

Cemig Geração e Transmissão	Consolidation	100.00
Cemig Distribuição	Consolidation	100.00
Gasmig	Consolidation	99.57
Cemig Telecom	Consolidation	100.00
Rosal Energia	Consolidation	100.00
Sá Carvalho	Consolidation	100.00
Horizontes Energia	Consolidation	100.00
Usina Térmica Ipatinga	Consolidation	100.00
Cemig PCH	Consolidation	100.00
Cemig Capim Branco Energia	Consolidation	100.00
Cemig Trading	Consolidation	100.00
Efficientia	Consolidation	100.00
Cemig Comercializadora de Energia Incentivada	Consolidation	100.00
UTE Barreiro	Consolidation	100.00
Empresa de Serviços e Comercialização de Energia Elétrica	Consolidation	100.00

Due to the acquisition of the additional equity interest in Gasmig in the fourth quarter of 2014, Cemig now exercises control over this entity and, consequently, consolidates Gasmig in its financial statements, as described in Note 14.

a)	Subsidiaries and jointly-controlled entities

The financial statements of subsidiaries are included in the consolidated financial statements as from the date on which the control starts until the date on which the control ceases to exist. The assets, liabilities and profit (loss) of the subsidiaries were consolidated using full consolidation. The accounting policies of the subsidiaries are aligned with the policies adopted by the Company. The financial information of subsidiaries and jointly-controlled entities is recognized by the equity method.

In some jointly-controlled entities Cemig has more than 50% of the voting power. However, there are shareholders’ agreements that give the minority shareholders material rights that represent sharing of control.

b)	Consortia

The assets, liabilities, and profits (losses) of a consortium are recorded in accordance with the percentage interest held in the consortium, since these investments are considered to be ‘joint operations’ in accordance with the requirements of IFRS11.

c)	Transactions eliminated in consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with investee companies recorded by the equity method are eliminated against the investment in proportion to the Company’s equity interests in the investee. Unrealized losses are eliminated in the same way as unrealized gains are eliminated, but only up to the point at which there is no evidence of impairment.

The financial statements of Transchile, for the purposes of calculations by the equity method, are converted from US dollars (the functional currency of Transchile) to Reais based on the exchange rate at last quoted day of the year, since Cemig’s functional currency is the Real. Foreign currency differences are recognized in Other comprehensive income and presented in equity.

The consolidated financial statements include the balances and transactions of the investment funds in which the Company and its subsidiaries and jointly-held entities are the sole unit holders. These funds comprise public securities, private securities and debentures of companies, which have minimum risk classification A+(bra) (Brazilian long-term rating), ensuring high liquidity.

The exclusive funds, the financial statements of which are regularly reviewed/audited, are subject to limited obligations, namely payment for services provided by the administration of the assets, attributed to the operation of the investments, such as charges for custody, auditing and other expenses, and there are no significant financial obligations, nor are there assets of the unit holders to guarantee those obligations.

4. CONCESSIONS AND AUTHORIZATIONS

Cemig and its subsidiaries hold the following concessions or authorizations, from ANEEL:

	Location	Date of concession or authorization	Expiration date
GENERATION
Hydroelectric plants
São Simão(1)	Rio Paranaíba	01/1965	01/2015
Emborcação	Rio Paranaíba	07/1975	07/2025
Nova Ponte	Rio Araguari	07/1975	07/2025
Jaguara (1)	Rio Grande	08/1963	08/2013
Miranda	Rio Araguari	12/1986	12/2016
Três Marias	Rio São Francisco	04/1958	07/2015
Volta Grande	Rio Grande	02/1967	02/2017
Irapé	Rio Jequitinhonha	01/1999	02/2035
Aimorés	Rio Doce	07/2000	12/2035
Salto Grande	Rio Santo Antônio	10/1963	07/2015
Funil	Rio Grande	10/1964	12/2035
Queimado	Rio Preto	11/1997	01/2033
Itutinga	Rio Grande	01/1953	07/2015
Camargos	Rio Grande	08/1958	07/2015
Porto Estrela	Rio Santo Antônio	05/1997	07/2032
Igarapava	Rio Grande	05/1995	12/2028
Piau	Rio Piau / Pinho	10/1964	07/2015
Gafanhoto	Rio Pará	09/1953	07/2015
Cachoeirão PCH	Rio Manhuaçu	07/2000	07/2030
Santo Antônio UHE	Rio Madeira	06/2008	06/2043
Baguari UHE	Rio Doce	08/2006	08/2041
Pipoca PCH	Rio Manhuaçu	09/2001	09/2031
Others	Various	Various	Various
Wind farms (2)
Morro do Camelinho	Gouveia –Minas Gerais	03/2000	01/2017
Praias do Parajuru	Beberibe – Ceará	09/2002	08/2029
Volta do Rio	Acaraú – Ceará	12/2001	08/2034
Praia de Morgado	Acaraú – Ceará	12/2001	08/2034
Thermal plants
Igarapé	Juatuba – Minas Gerais	01/2001	08/2024
Ipatinga (3)	Ipatinga –Minas Gerais	11/2000	12/2014
Barreiro	Belo Horizonte –Minas Gerais	02/2002	04/2023
TRANSMISSION
National grid	Minas Gerais	07/1997	07/2015
Substation: Itajubá	Minas Gerais	10/2000	10/2030
DISTRIBUTION
North	Minas Gerais	04/1997	02/2016
South	Minas Gerais	04/1997	02/2016
East	Minas Gerais	04/1997	02/2016
West	Minas Gerais	04/1997	02/2016

(1)	The extension of the concession specified in the concession contract is not included in these figures. See details in this Note.
(2)	Permission to operate the activity of wind power generation is given by means of authorizations.
(3)	This plant will not have its concession contract extended, and will be returned to Usiminas.

Generation concessions

In the generation business, the Company, as well as selling electricity through auctions to distributors in the Regulated Market, also sells electricity to Free Consumers in the Free Market (Ambiente de Contratação Livre, or ACL). In the Free Market, electricity is traded by generation concession holders, Small Hydro Plants (PCHs), self-producers, traders, and importers of electricity.

Free Consumers are those that have demand of more than 3MW at a voltage of 69kV or higher, or at any voltage if their supply began after July 1995.

A consumer that has opted for the Free Market may return to the regulated system only if it gives its distributor five years’ prior notice. The purpose of this period of notice is to ensure that if necessary the distributor will be able to buy additional electricity to supply the re-entry of Free Consumers into the regulated market. The state-controlled generators can sell electricity to Free Consumers, but unlike the private generators they are obliged to do so through an auction process.

Transmission concessions

Under its transmission concession contracts, Cemig is authorized to charge the Tariff for Use of the Transmission System (Tarifa de Uso do Sistema de Transmissão, or TUST). These tariffs are adjusted annually on the same date as the adjustments of the Permitted Annual Revenue (Receitas Anuais Permitidas, or RAP) of the holders of transmission concessions. This tariff period starts on July 1 of the year of publication of the tariffs and runs until June 30 of the subsequent year.

The service of transport of large quantities of electricity for long distances, in Brazil, is provided by a network of transmission lines and substations operating at a voltage of 230kV or higher, referred to technically as the Basic Grid (Rede Básica), or National Grid.

Any agent of the electricity sector that produces or consumes electricity has the right to use the Basic Grid, as does the consumer, provided certain technical and legal requirements are met. This is referred to as Open Access, and in Brazil is guaranteed by law and by the regulator, ANEEL.

The payment for use of transmission service also applies to generation provided by Itaipu Binacional, the company operating the Itaipu plant on the borders of Brazil and Paraguay. However, due to the legal characteristics of that plant, the corresponding charges are assumed by a number of holders of distribution concessions that hold quotas of its output.

For the newer transmission concessions – granted after the year 2000, the portion of the assets that will not be used up during the concession is recorded as a financial asset, because there is an unconditional right to receive cash or other financial assets directly from the grantor at the end of the concession agreement period.

Transmission concessions renewed under Law 12783/2013

For the older transmission concessions, granted before the year 2000, renewals have been applied for as from January 1, 2013 in accordance with Law 12783, under which the assets are the property of the Concession-granting power. The renewals were obtained and, as a result the Company is remunerated, as from 2013, for the operation and maintenance of these assets.

Distribution concessions

Cemig D has the following concessions from ANEEL:

In the State of Minas Gerais	Date of grant	Expiration
North	04/1997	02/2016
South	04/1997	02/2016
East	04/1997	02/2016
West	04/1997	02/2016

As determined by the concession contract, all assets and facilities that are linked to the provision of the distribution service and which have been created by the concession holder are considered reversible and part of the assets of the related concession. These assets are automatically reverted to the Grantor at the end of the contract, and are then valued to determine the amount of the indemnity payable to the concession holder, subject to the amounts and the dates on which they were incorporated into the electricity system.

The Company does not have obligations to make payment in compensation for commercial operation of the distribution concessions, but it is required that standards of quality, and investments made, in accordance with the concession contract, are complied with.

The concession contracts, and the Brazilian legislation, establish a mechanism of maximum prices that allows for three types of adjustment to tariffs: (i) an annual tariff adjustment; (ii) periodic review of tariffs; and (iii) extraordinary reviews.

Each year the Company has the right to request the annual adjustment, the purpose of which is to compensate for the effects of inflation on the tariffs, and allow for certain changes in costs that are outside the Company’s control to be passed through to clients – for example the cost of electricity purchased for resale, and sector charges, including charges for the use of the transmission and distribution facilities.

Also, ANEEL makes a Periodic Review of tariffs every five years, which aims to identify changes in the Company’s costs, and to establish a factor based on scale gains, which will be applied in the annual tariff adjustments, for the purpose of sharing such gains with the Company’s consumers.

The Company also has the right to request an extraordinary review of tariffs, in the event that any unforeseen development significantly alters the economic-financial equilibrium of the concession. The Periodic Review and the Extraordinary Review are subject, to a certain degree, to the discretion of ANEEL, although there are pre-established rules for each cycle of revision. Although concession contracts specify that the Company’s economic and financial balance shall be maintained, it cannot be guaranteed that ANEEL will set tariffs that appropriately compensate the Company and that the operating revenue and profit will not be prejudiced by such tariffs. When the Company requests an annual tariff adjustment, it becomes necessary to prove the resulting financial impact of these events on operations.

Under the distribution concession contracts, the Company is authorized to charge its consumers a tariff consisting of two components: (i) One part relating to electricity purchased for resale, charges for use of the transmission grid, and charges for use of the distribution system that are not under its control (‘Portion A costs’), and (ii) a portion relating to operating costs (‘Portion B costs’). Both portions are established as part of the original concession, for specific initial periods. Subsequently to the initial periods, and at regular intervals (as described above), ANEEL reviews the Company’s costs, for the purpose of determining the adjustment for inflation (or a similar adjustment factor) – known as the Scalar adjustment – to the Portion B costs for the subsequent period. This review can result in a scalar adjustment that is positive, or zero, or negative.

On November 25, 2014 ANEEL decided to amend the concession contracts of Brazilian electricity distribution companies to ensure that, in the event of extinction of the concession contract, for whatever reason, the remaining balances (assets and liabilities) of any shortfall of payment or reimbursement resulting from the tariff should also be taken into account by the concession-granting power for the purposes of indemnity. There are more details on this amendment in Note 13.

Renewal of concessions

On September 11, 2012 the Brazilian federal government issued Provisional Measure 579 (‘PM 579’), subsequently approved by Congress and sanctioned as Law 12,783 of January 11, 2013, which makes provisions governing: electricity generation, transmission and distribution concessions; reduction of the sector charges; and provisions for reduction of tariffs.

PM 579, when dealing with the extensions of concessions for electricity distribution, transmission and generation covered by the articles listed above, imposed new conditions on the concession holders for extension: they allowed extension for a period of 30 years.

The extension referred to in the Provisional Measure also depends on express acceptance by the concession holder of the criteria for remuneration, electricity allocation, and quality standards contained in PM 579; and PM 579 also specifies that indemnity for assets not yet amortized or depreciated will be based on the New Replacement Value (Valor Novo de Reposição, or VNR).

In compliance with the terms of PM 579, on October 15, 2012 Cemig D submitted to ANEEL its statement of interest in extension of its Concession Contracts for electricity distribution which in its understanding were within the criteria of the PM, without prejudice to any rights provided in law for conversion.

On January 17, 2014 ANEEL sent Circular Letter 01/2014-DR/ANEEL to the Company, informing that it was studying the requests for extension of a concession, and the final decision on approval of this request lay with the Concession-granting power. Up to the date of the approval of these Financial Statements, the terms of the extension are not known to the Company’s management.

Management’s expectation is that this request for extension will be approved by the Concession-granting power, on conditions similar to the present ones, for a period of 30 years.

Gas concessions

The concessions for distribution of natural gas are given by Brazilian states, and in the state of Minas Gerais, the tariffs for natural gas are set by the regulatory body, the State’s Economic Development Secretariat, by market segment. The tariffs comprise a portion for the cost of gas and a portion for the operation of the Concession. Every quarter, the tariffs are adjusted to pass through the cost of gas, and once a year they are adjusted to update the portion allocated to cover the costs relating to the provision of the distribution service – remuneration of invested capital and to cover all the operating, commercial and administrative expenses of the concession holder.

In addition to these adjustments, a tariff review is planned for July 2015. These reviews occur every five years, to evaluate the changes in the costs of the Company and to adapt the tariffs. The Concession Contract also specifies the possibility of an extraordinary review of tariffs if any event occurs that puts the economic-financial balance of the Concession at risk.

On December 26, 2014, the Second Amendment to the Concession Contract was signed by Gasmig and the Minas Gerais State Government, extending by 30 years the period of concession in which Gasmig may commercially operate the services of industrial, commercial, institutional and residential piped gas in the state of Minas Gerais. The expiration date of the contract is thus now extended from January 10, 2023 to January 10, 2053.

Electricity generation

The Company opted not to renew the electricity generation concessions for the power plants listed below, which are included in Concession Contract 007/97–Cemig Geração:

Generating plant	Concession expiry date	Installed capacity (MW)	Net value of assets based on historic cost at December 31, 2014	Net value of assets based on deemed cost at December 31, 2014
Hydroelectric Plants
Três Marias	Jul. 2015	396	45	389
Volta Grande	Feb. 2017	380	24	65
Salto Grande	Jul. 2015	102	11	39
Itutinga	Jul. 2015	52	4	9
Camargos	Jul. 2015	46	6	20
Small Hydro Plants
Piau	Jul. 2015	18.01	1	9
Gafanhoto	Jul. 2015	14	2	13
Peti	Jul. 2015	9.40	2	8
Tronqueiras	Jul. 2015	8.50	2	13
Joasal	Jul. 2015	8.40	2	8
Martins	Jul. 2015	7.70	—	3
Cajuru	Jul. 2015	7.20	4	1
Paciência	Jul. 2015	4.08	1	5
Marmelos	Jul. 2015	4	1	5
Sumidouro	Jul. 2015	2.12	2	1
Anil	Jul. 2015	2.08	1	—
Poquim	Jul. 2015	1.41	2	4

		1,063	110	592

For the concessions of Jaguara plant, which expired in August 2013, and São Simão and Miranda plants, which expire in January 2015 and December 2016, respectively, the Company believes that it has the right to extend the concessions on the conditions prior to MP 579, under clauses existing in those contracts and under Article 19 of Law 9074/1995.The historic balances of the assets of these plants on December 31, 2014 totaled R$ 943; and on the basis of deemed cost, used in the adoption of IFRS, totaled R$ 1,136. Pursuant to the the concession contract, Cemig GT shall have the right to be indemnified for the assets that have not been depreciated at the end of the respective concession term. The Company believes that this Indemnification will happen after the extension of its concession mentioned in the previous paragraph. There is more information in Note 15 – Property, plant and equipment.

Electricity transmission

The Company opted to accept the terms of PM 579 for renewal of the transmission concessions. The information relating to the amounts of the respective indemnities to be received is disclosed in Note 13 – Financial assets of the concession.

Electricity distribution

In compliance with PM 579, on October 15, 2012 Cemig advised ANEEL of its interest in extending the electricity distribution contracts which in the Company’s view were within the criteria of the PM, without prejudice to any rights specified in the law into which Congress might convert the Provisional Measure.

The expiry dates of the distribution concessions of Cemig D, which will be extended for 30 years, are in February 2016.

Concessions payable

In obtaining the concessions for construction of certain generation projects, the Company undertook to make payments to ANEEL, over the period of validity of the contract, as compensation for the commercial operation. The information on the concessions, and the amounts to be paid, is as follows:

Project	Nominal value in 2014	Present value in 2014	Amortization period	Updating indexor
Porto Estrela (Consortium)	395	148	08/2001 to 07/2032	IGPM
Irapé	32	12	03/2006 to 02/2035	IGPM
Queimado (Consortium)	8	3	01/2004 to 12/2032	IGPM
Capim Branco	21	8	09/2007 to 09/2035	IGPM
Various PCHs and Hydro Plants (*)	2	2	06/2013 to 07/2015	IPCA
Salto Morais PCH	—	—	06/2013 to 07/2020	IPCA
Rio de Pedras PCH	1	1	06/2013 to 09/2024	IPCA
Various PCHs (**)	4	3	06/2013 to 08/2025	IPCA

(*)	Anil, Cajuru, Camargos, Gafanhoto, Joasal, Marmelos, Martins, Paciência, Peti, Piau, Poquim, Sumidouro, Tronqueiras;
(**)	Luiz Dias, Poço Fundo, São Bernardo, Xicão.

The concessions to be paid to the concession-granting power provide for monthly portions with different values over time. For the purposes of accounting and recognition of costs, due to the understanding that they represent an Intangible Asset related to the right of commercial operation, they are recorded as from the date of signature of the contracts at the present value of the payment obligation.

The portions paid to the Concession-granting power in 2014, the present value and the nominal value of the portions to be paid in the forthcoming period of 12 months, are as follows:

Project	Amounts paid in 2014	Present value of amounts to be paid in 12 months	Nominal value of amounts to be paid in 12 months
Porto Estrela (Consortium)	16	16	16
Irapé	2	2	2
Queimado (Consortium)	—	—	—
Capim Branco	1	1	1
Various PCHs and Hydro Plants (*)	3	2	2
Salto Morais SHP	—	—	—
Rio de Pedras SHP	—	—	—
Various SHPs (**)	—	—	—

(*)	Anil, Cajuru, Camargos, Gafanhoto, Joasal, Marmelos, Martins, Paciência, Peti, Piau, Poquim, Sumidouro, Tronqueiras;
(**)	Luiz Dias, Poço Fundo, São Bernardo and Xicão.

The rate used by Cemig for discounting of its liabilities to present value is 12.50% and 5.10%, for Small hydro plants (PCHs) and conventional hydroelectric plants, respectively, representing the average funding rates using usual conditions at the date of the transition to IFRS, and at the grant of the new concessions of the PCHs and Hydro Plants, respectively.

5. OPERATING SEGMENTS

The operating segments of Cemig reflect the structure of the regulatory framework for the Brazilian electricity sector, with different legislation for the sectors of generation, transmission and distribution of electricity.

The Company also operates in gas, telecommunications and in other businesses, which have a smaller impact on the results of its operations.

These segments are reflected in the Company’s management, organizational structure, and monitoring of results. In accordance with the regulatory framework of the Brazilian electricity sector, there is no segmentation by geographical area.

Impacts due to GASMIG acquisition in the CEMIG consolidation results

R$ 340 Net sales and R$ 108 net profit are related to GASMIG operations after the business combinations date.

If this business combination had happened on January 1o, 2014, the CEMIG net sales and net profit had been increased in the amounts of R$ 979 and R$ 32, respectively.

These tables show the operating revenues, costs and expenses for 2014, 2013 and 2012 in consolidated form:

OPERATING SEGMENTS. 2014
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER	ELIMINATIONS	TOTAL
SEGMENT ASSETS	11,528	3,882	15,064	327	2,549	2,007	(357)	35,000
ADDITIONS TO (REDUCTION IN) THE SEGMENT	2,995	80	792	29	501	19	—	4,416
INVESTMENTS IN ASSOCIATES AND JOINTLY-CONTROLLED ENTITIES	4,036	2,315	1,199	—	—	490	—	8,040
	—	—	—	—	—	—	—	—
NET REVENUE	7,339	708	11,241	119	340	90	(297)	19,540
OPERATING COSTS	—	—	—	—	—	—	—	—
Electricity purchased for resale	(1,833)	—	(5,747)	—	—	—	152	(7,428)
Charges for the use of the national grid	(282)	—	(573)	—	—	—	111	(744)
Gas purchased for resale	—	—	—	—	(254)	—	—	(254)

	(2,115)	—	(6,320)	—	(254)	—	263	(8,426)

OTHER COSTS
Personnel	(201)	(105)	(886)	(13)	(11)	(36)	—	(1,252)
Employees’ and managers’ profit shares	(39)	(16)	(184)	(1)	—	(9)	—	(249)
Post-retirement liabilities	(34)	(14)	(153)	—	—	(11)	—	(212)
Materials	(295)	(5)	(80)	—	(1)	—	—	(381)
Outsourced services	(159)	(39)	(737)	(23)	(2)	(23)	30	(953)
Depreciation and amortization	(324)	—	(428)	(34)	(4)	(11)	—	(801)
Royalties for use of water resources	(127)	—	—	—	—	—	—	(127)
Operating provisions (reversals)	(62)	(26)	(300)	—	—	(193)	—	(581)
Construction costs	—	(81)	(861)	—	—	—	—	(942)
Other operating expenses. net	(130)	(34)	(300)	(27)	(11)	(29)	4	(527)

Total cost of operation	(1,371)	(320)	(3,929)	(98)	(29)	(312)	34	(6,025)

TOTAL COSTS AND EXPENSES	(3,486)	(320)	(10,249)	(98)	(283)	(312)	297	(14,451)
Operating profit before Equity gains (losses) and Financial revenue (expenses)	3,853	388	992	21	57	(222)	—	5,089

Equity in earnings of unconsolidated investees, net	(386)	386	150	(28)	47	41	—	210
Gain on acquisition of control of investee	—	—	—	—	—	281	—	281
Financial revenues	119	46	358	5	21	44	—	593
Financial expenses	(396)	(291)	(751)	(3)	(6)	(247)	—	(1,694)

Income before income tax and social contribution taxes	3,190	529	749	(5)	119	(103)	—	4,479
Current income and social contribution taxes	(1,061)	(42)	(114)	(7)	(5)	(30)	—	(1,259)
Deferred income and social contribution taxes	(55)	(2)	(55)	—	(7)	36	—	(83)

NET INCOME FOR THE YEAR	2,074	485	580	(12)	107	(97)	—	3,137

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	—	—	(36)	—	—	(8)	—	(44)
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	(7)	—	(7)
Items that may be reclassified to profit or loss
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	10	—	10

COMPREHENSIVE INCOME FOR THE YEAR	2,074	485	544	(12)	107	(102)	—	3,096

Total of comprehensive income for the year attributed to:
Interest of the controlling shareholders	2,074	485	544	(12)	107	(102)	—	3,096
Non controlling interest arising from business combination	—	—	—	—	—	—	—	—

OPERATING SEGMENTS. 2013
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER	ELIMINATIONS	TOTAL
SEGMENT ASSETS	10,224	3,452	13,688	328	577	3,091	(1,546)	29,814
ADDITIONS TO (REDUCTION IN) THE SEGMENT	520	(1,600)	884	—	—	22	—	(174)
INVESTMENTS IN ASSOCIATES AND JOINTLY-CONTROLLED ENTITIES	1,623	2,379	1,191	4	577	387	—	6,161
	—	—	—	—	—	—	—	—
NET REVENUE	5,253	277	9,206	114	—	96	(319)	14,627
OPERATING COSTS	—	—	—	—	—	—	—	—
Electricity purchased for resale	(1,294)	—	(4,089)	—	—	—	176	(5,207)
Charges for the use of the national grid	(264)	—	(410)	—	—	—	99	(575)

	(1,558)	—	(4,499)	—	—	—	275	(5,782)

OTHER COSTS
Personnel	(215)	(103)	(894)	(14)	—	(58)	—	(1,284)
Employees’ and managers’ profit shares	(40)	(19)	(146)	(2)	—	(14)	—	(221)
Post-retirement liabilities	(27)	(13)	(119)	—	—	(17)	—	(176)
Materials	(64)	(5)	(53)	(1)	—	—	—	(123)
Outsourced services	(153)	(40)	(721)	(21)	—	(21)	39	(917)
Depreciation and amortization	(371)	—	(416)	(31)	—	(1)	(5)	(824)
Royalties for use of water resources	(131)	—	—	—	—	—	—	(131)
Operating provisions (reversals)	(37)	(18)	(275)	—	—	25	—	(305)
Construction costs	—	(91)	(884)	—	—	—	—	(975)
Other operating expenses. net	(81)	(31)	(328)	(19)	—	(38)	4	(493)

Total cost of operation	(1,119)	(320)	(3,836)	(88)	—	(124)	38	(5,449)

TOTAL COSTS AND EXPENSES	(2,677)	(320)	(8,335)	(88)	—	(124)	313	(11,231)
Operating profit before Equity gains (losses) and Financial revenue (expenses)	2,576	(43)	871	26	—	(28)	(6)	3,396

Equity in earnings of unconsolidated investees, net	75	484	113	(20)	91	15	6	764
Gain on disposal of equity investment		(94)				378		284
Unrealized profit on disposal of investment	—	—	—	—	—	(81)	—	(81)
Financial revenues	228	94	453	6	—	104	—	885
Financial expenses	(288)	(226)	(647)	(4)	—	(29)	—	(1,194)

Income before income tax and social contribution taxes	2,591	215	790	8	91	359	—	4,054
Income and social contribution taxes	(726)	79	(187)	(6)	—	(110)	—	(950)

NET INCOME FOR THE YEAR	1,865	294	603	2	91	249	—	3,104

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	41	—	72	—	—	62	—	175
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	31	—	31
Items that may be reclassified to profit or loss
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	7	—	7

COMPREHENSIVE INCOME FOR THE YEAR	1,906	294	675	2	91	349	—	3,317

Total of comprehensive income for the year attributed to:
Interest of the controlling shareholders	1,906	294	675	2	91	349	—	3,317

OPERATING SEGMENTS. 2012
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER	ELIMINATIONS	TOTAL
SEGMENT ASSETS	8,896	7,229	12,885	320	508	3,581	(849)	32,570
ADDITIONS TO (REDUCTION IN) THE SEGMENT	473	107	1,229	—	—	66	—	1,875
INVESTMENTS IN ASSOCIATES AND JOINTLY-CONTROLLED ENTITIES	1,135	3,747	1,104	—	508	361	—	6,855
NET REVENUE	4,238	658	9,504	114	—	74	(451)	14,137
OPERATING COSTS
Electricity purchased for resale	(735)	—	(4,180)	—	—	—	232	(4,683)
Charges for the use of the national grid	(275)	—	(794)	—	—	—	186	(883)

	(1,010)	—	(4,974)	—	—	—	418	(5,566)

OTHER COSTS
Personnel	(180)	(105)	(831)	(15)	—	(43)	—	(1,174)
Employees’ and managers’ profit shares	(40)	(19)	(164)	(1)	—	(14)	—	(238)
Post-retirement liabilities	(20)	(10)	(94)	—	—	(10)	—	(134)
Materials	(14)	(6)	(52)	—	—	(1)	—	(73)
Outsourced services	(145)	(42)	(695)	(19)	—	(33)	27	(907)
Depreciation and amortization	(333)	—	(393)	(32)	—	—	(6)	(764)
Royalties for use of water resources	(185)	—	—	—	—	—	—	(185)
Operating provisions (reversals)	(1)	(1)	(268)	—	—	(400)	—	(670)
Construction costs	—	(107)	(1,228)	—	—	—	—	(1,335)
Other operating expenses. net	(91)	(24)	(307)	(17)	—	(42)	—	(481)

Total cost of operation	(1,009)	(314)	(4,032)	(84)	—	(543)	21	(5,961)

TOTAL COSTS AND EXPENSES	(2,019)	(314)	(9,006)	(84)	—	(543)	439	(11,527)
Operating profit before Equity gains (losses) and Financial revenue (expenses)	2,219	344	498	30	—	(469)	(12)	2,610

Equity in earnings of unconsolidated investees, net	(12)	719	103	(23)	55	13	10	865
Financial revenues	105	38	289	9	—	2,482	—	2,923
Financial expenses	(325)	(253)	(574)	(5)	—	(137)	—	(1,294)

Income before income tax and social contribution taxes	1,987	848	316	11	55	1,889	(2)	5,104
Income and social contribution taxes	(571)	(37)	(20)	(6)	—	(198)	—	(832)

NET INCOME FOR THE YEAR	1,416	811	296	5	55	1,691	(2)	4,272

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	(87)	—	(231)	—	—	(153)	—	(471)
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	56	—	56
Items that may be reclassified to profit or loss
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	3	—	3

COMPREHENSIVE INCOME FOR THE YEAR	1,329	811	65	5	55	1,597	(2)	3,860

Total of comprehensive income for the year attributed to:
Interest of the controlling shareholders	1,329	811	65	5	55	1,597	(2)	3,860

6. CASH AND CASH EQUIVALENTS

	2014	2013
Bank accounts	89	75
Cash investments
Bank certificates of deposit	750	1,893
Overnight (Repos)	48	228
Other	—	6

	798	2,127

	887	2,202

Cash investments are transactions carried out with Brazilian institutions, and international financial institutions with branch offices in Brazil, at normal market conditions and rates. All the transactions are liquid, promptly convertible into a known amount of cash, are subject to insignificant risk of change in value, and have no restrictions on use. Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), with fixed or floating rates, are remunerated at a percentage (varying from 80% to 109.6%) of the CDI rate (Interbank Rate for Certificates of Deposit – Certificados de Depósito Inter-bancário – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip). Repo transactions state, in their trading notes, the Bank’s commitment to repurchase the security, at sight, on the maturity date of the transaction, or earlier, at the Company’s option.

Overnight repo transactions are short-term cash investments, with availability for redemption on the day following the date of investment. These are usually backed by treasury bills, notes or bonds and referenced to a pre-fixed rate.

The Company’s exposure to interest rate risk and a sensitivity analysis of financial assets and liabilities are given in Note 28 to the consolidated financial statements.

7. SECURITIES

	2014	2013
Cash investments
Current
Bank certificates of deposit	238	196
Financial Notes – Banks	556	504
Treasury Financial Notes (LFTs)	86	38
Debentures	98	170
Other	16	25

	994	933

Non-current
Financial Notes – Banks	17	89
Other	—	1

	17	90

	1,011	1,023

Securities refers to financial investments in transactions contracted with Brazilian financial institutions, and international financial institutions with branch offices in Brazil, for market prices and conditions.

Fixed-rate or floating-rate Bank certificates of deposit (Certificados de Depósito Bancário, or CDBs) are remunerated at a percentage of the rate for interbank deposits (Certificado de Depósito Interbancário, or CDI, rate), which is published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip). This percentage ranges from 80% to 109.6% depending on the transaction.

Classification of these securities in accordance with the categories specified in Brazilian accounting rules is presented in Note 28.

8. CONSUMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS

	Balances not yet due	Up to 90 days past due	More than 90 days past due	2014	2013
Invoiced supply	883	421	715	2,019	1,726
Supply not yet invoiced	668	—	—	668	512
Wholesale supply to other concession holders	237	24	47	308	439
Concession holders – Transport of electricity	90	4	160	254	249
(–) Allowance for doubtful accounts	—	—	(650)	(650)	(585)

	1,878	449	272	2,599	2,341

Current assets				2,390	2,153
Non-current assets				209	188

The Company’s exposure to credit risk related to Consumers and traders is given in Note 28.

The provision for the allowance for doubtful receivables is considered to be sufficient to cover any losses in the realization of these assets, and breaks down by type of consumer as follows:

	2014	2013
Residential	174	147
Industrial	329	299
Commercial. services and others	99	84
Rural	18	19
Public authorities	10	10
Public illumination	5	11
Public service	10	10
Other	5	5

	650	585

Changes in the provision for doubtful receivables in 2014, 2013 and 2012 were as follows:

	01/01/2012	New provisions	Reversals	2012	New provisions	Reversals	2013	New provisions	Written off	2014
Allowance for doubtful receivables	337	227	(49)	515	121	(51)	585	127	(62)	650

9. RECOVERABLE TAXES

	2014	2013
Current
ICMS tax recoverable	169	115
PIS and Pasep taxes	7	47
Cofins tax	31	314
Other	7	5

	214	481

Non-current
ICMS tax recoverable	283	249
PIS and Pasep taxes	18	23
Cofins tax	84	108
Other	2	2

	387	382

	601	863

The credits of the PIS, Pasep and Cofins taxes arise mainly from acquisitions of property, plant and equipment, and can be offset over 48 months.

The recoverable ICMS tax credits in Non-current assets arise from acquisitions of property, plant and equipment and can be applied against taxes payable in 48 months. The transfer to Non-current assets was made in accordance with estimates by Management of the amounts which will likely be realized by December 2015.

10. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income and social contribution taxes recoverable

The balances of income and social contribution taxes refer to tax credits in corporate income tax returns of previous years and to advance payments in 2014, which will be offset against federal taxes payable for the year 2015. These are posted in Taxes and contributions.

	2014	2013
Current
Income tax	202	181
Social Contribution tax	93	68

	295	249

Non-current
Income tax	196	168
Social Contribution tax	11	10

	207	178

	502	427

b) Deferred income and social contribution taxes

Cemig and its subsidiaries have tax credits for income tax, constituted at the rate of 25%, and the social contribution tax, constituted at the rate of 9%, as follows:

	2014	2013
Tax credits
Tax loss carryforwards	268	259
Provisions	306	104
Post-retirement liabilities	623	558
Allowance for doubtful receivables	221	201
Taxes payable – suspended liability (1)	196	179
Paid concession	67	67
‘Parcel A’ items Variation Compensation Account (‘CVA’) (2)	—	106
Other	50	43

Total	1,731	1,517

Deferred obligations
Funding cost	(2)	(4)
Deemed cost	(305)	(335)
Adjustment to present value	(59)	(84)
IRT	(10)	—
Purchase price allocation adjustments	(356)	—
Borrowing costs, capitalized	(60)	(41)
Taxes on revenues not redeemed – Presumed Profit accounting method	(2)	(2)
Transmission companies: Indemnity gain	(227)	(85)
Updating of financial assets	(75)	(1)

Total	(1,096)	(552)

Total. net	635	965

Total assets	1,246	1,221
Total liabilities	(611)	(256)

(1)	Refers to court escrow deposit relating to PIS, Pasep and Cofins taxes applicable to amounts of ICMS tax.
(2)	Adjustment arising from Law 11638/2007 – Transition Tax Regime (RTT), due to adoption of IFRS.

The changes in Deferred income and social contribution taxes were as follows:

Balance on January 1. 2012	598
Effects allocated to Statement of income	204
Effects allocated to Statement of comprehensive income	192
Realized	3

Balance on December 31. 2012	997

Effects allocated to Statement of income	43
Effects allocated to Statement of comprehensive income	(90)
Realized	15

Balance on December 31. 2013	965
Effects allocated to Statement of income	(83)
Deferred taxes recognized in business combination	(269)
Effects allocated to Statement of comprehensive income	22
Realized	—

Balance on December 31. 2014	635

The Board of Directors, in a meeting held on March 25, 2015, approved a technical study prepared by the Financial Department, on the forecast for the Company’s future profitability. This study demonstrates the Company’s capacity to realize the deferred tax asset, over a maximum period of 10 years.

Under the current Brazilian tax legislation deductible temporary differences and accumulated tax losses do not expire by limitation of time. Deferred tax assets have been recognized in relation to these items, because it is probable that the future taxable profits will be available for the company to be able to use for the benefits of these items.

According to the individual estimates of the Company and its subsidiaries, the future taxable profits enable the Deferred tax asset existing on December 31, 2014 to be realized, as follows:

2015	227
2016	364
2017	189
2018	196
2019	204
2020 – 2022	319
2023 – 2024	232

1,731

c) Reconciliation of the expense on income and social contribution taxes

This table reconciles the nominal expense on income tax (rate 25%) and the Social Contribution tax (rate 9%) with the actual expense, presented in the Statement of income:

	2014	2013	2012
Profit before income tax and Social Contribution tax	4,479	4,054	5,104
Income tax and Social Contribution tax – nominal expense	(1,523)	(1,378)	(1,735)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method (net of Interest on Equity)	25	187	270
Interest on Equity	78	181	578
Non-deductible contributions and donations	(13)	(11)	(9)
Tax incentives	66	39	33
Tax credits not recognized	(1)	4	—
Difference between Presumed Profit and Real Profit	8	29	24
Cemig/Minas Gerais State settlement for TUSD ICMS case	(5)	—	(3)
Excess on reactive power and demand levels	(12)	(10)	—
Other	35	9	10

Income tax and Social Contribution – effective gain (expense)	(1,342)	(950)	(832)

Effective rate	29.96%	23.44%	16.30%
Current tax	(1,259)	(994)	(1,035)
Deferred tax	(83)	44	203

Law 12973/14

Provisional Measure 627 of 2013 (passed as Law 12973/2014) was enacted to end the Transition Taxation Regime (Regime Tributário de Transição, or RTT) for all taxpayers, in calendar-year 2015, and adapt the tax legislation to International Financial Reporting Standards, which are included in the Corporate Law by Law 11638 of 2007. Law 12973/14 gave taxpayers the option of early adopting the change as from January 1, 2014, under normative Instructions issued by the federal tax authority (Secretaria da Receita Federal). The Company decided not to opt for early adoption of the tax rules established by this law.

Tax incentives – Sudene

By its Decision Dispatch 1352 DRF/BHE of July 21, 2014, the federal tax authority (Receita Federal) recognized the right to a reduction of 75% in income tax, including the part paid at the additional rate, calculated based on the operating profit made in the region under the aegis of Sudene (the Development Authority for the Northeast), for 10 years from 2014. The incentive amount recorded was R$ 25.

11. ESCROW DEPOSITS

These payments are mainly for legal actions relating to employment-law contingencies and tax obligations.

The most important escrow deposits for tax obligations refer to income tax withheld at source on Interest on Equity, and the Pasep and Cofins taxes – in actions seeking to exclude the ICMS tax itself from the calculation base of the Pasep and Cofins taxes.

	2014	2013
Employment law cases	300	282
Tax issues
Income tax on Interest on Equity	15	15
Pasep and Cofins tax (1)	720	720
Other	193	97

	928	832

Other
Monetary updating on AFAC from Minas Gerais State Government (2)	240	—
Regulatory	37	35
Third party	9	10
Consumer relations	4	5
Court embargo	10	13
Other	7	3

	307	66

	1,535	1,180

(1)	The balances of escrow deposits relating to Pasep and Cofins taxes have a corresponding provision in Taxes. See more details in Note 19.
(2)	Administrative deposit seeking suspension of enforceability of the credit charged by the Minas Gerais State Government for a difference in the monetary updating on the Advance against Future Capital Increase. See more details in Note 23.

12. ENERGY DEVELOPMENT ACCOUNT (CDE)

Reimbursment of tariff subsidy payments

The subsidies applicable to tariffs charged to users of public electricity distribution service, which are reimbursed through payments of funds from the Energy Development Account (CDE). In 2014, the amount appropriated as incoming subsidies was R$ 790 (R$ 488 in 2013), of which the Company has R$ 345 (R$ 136 in 2013) yet to be received.

Reimbursement of costs of energy purchased

Due to the low level of the reservoirs of the hydroelectric plants and the consequent increase in the price of electricity, with a significant impact on the cost of electricity purchased by distributors of electricity in Brazil, the federal government, through Decree 7945/13, decided to pay funds from the Energy Development Account (CDE) to cover, principally, the costs arising from dispatching of the thermoelectric plants.

These payments were recognized in the Statement of income as a compensation for costs of electricity purchased in the spot market, in the amount of R$ 2,302 (R$ 519 in 2013).

13. FINANCIAL ASSETS OF THE CONCESSION

	31/12/2014	31/12/2013
Assets related to infrastructure (a)
Distribution concessions	5,944	5,064
Transmission concessions
Contract 006/97 – Indemnity receivable	953	534
Contract 006/97 – Assets remunerated by tariff	277	200
Contract 079/00 – Assets remunerated by tariff	42	45

	7,216	5,843

CVA (Parcel A Variation Compensation Account) and Other financial components in tariff adjustments (b)	1,107	—

Total	8,323	5,843

Current assets	848	2
Non-current assets	7,475	5,841

a) Assets related to infrastructure

The distribution, transmission and gas contracts of the Company and its subsidiaries are within the criteria for application of Technical Interpretation IFRIC 12, which governs accounting of concessions. These contracts refer to the investment made in infrastructure, which will be the subject of indemnity by the Concession-granting power, during the period and at the end of the concessions, as specified in the regulations of the electricity sector and in the concession contract signed between Cemig and its subsidiaries and ANEEL.

For distribution contracts, the portion of the assets of the concession that will be totally used up during the concession period is recorded as an Intangible asset and is completely amortized during the concession agreement period. The part of the value of the assets that will not be completely amortized by the end of the concession agreement period is reported as a Financial asset due to an unconditional right to receive cash or other financial asset directly from the grantor.

Transmission assets

ANEEL Normative Resolution 589 of December 10, 2013 laid down the criteria for calculation of the New Replacement Value (Valor Novo de Reposiçã, or VNR) of the transmission facilities, for the purposes of indemnity.

The valuation opinion delivered to ANEEL on July 31, 2014 represented an indemnity to the Company in the amount of R$ 1,169, on base date December 31, 2012, of which R$ 285 has been received in the first quarter of 2013.

On February 23, 2015, ANEEL sent the Company the Report of Inspection with the preliminary review of the valuation report sent by the Company, in the original amount of R$ 1,157, which updated to December 31, 2014 represents R$ 1,239.

The amounts recorded corresponding to the indemnity specified for the transmission assets relating to concession grant 006/97, formed up to December 31, 2012, and the subject of the valuation report referred to above, are R$ 597, this net of the R$ 285 already received.

Thus, the Company recognized in the statement of income for 2014 the difference between the amount of the preliminary Opinion inspected by ANEEL, which corresponds to an indemnity of R$ 954 (net of the R$ 285 already received), and the carrying value of R$ 597, corresponding to a revenue of R$ 357.

It will be the responsibility of the Mining and Energy Ministry to define the complementary guidelines in relation to the form and period of payment of the amounts referred to in the related Ministerial Order.

The remaining balance in relation to the transmission concessions refers to investments which will be remunerated through Permitted Revenue, as established by ANEEL through specific authorizations.

Distribution assets

The process of Tariff Review of the subsidiary Cemig D takes place every five years, through a process of economic evaluation, in which the tariffs of the Company’s distribution concessions in the state of Minas Gerais are decided. Within the process of tariff review, a variable known as the Remuneration Base of Assets (Base Regulatória de Remuneração, or BRR), related to the assets linked to the concessions, is decided.

On March 11, 2013, the Economic and Financial Inspection Management Unit (Superintendência de Fiscalização Econômico Financeira, or SFF) of ANEEL, by its Dispatch 689, published the preliminary BRR of Cemig D, in the amount of R$ 5,112. Shortly after the publication of the preliminary BRR, management began discussions with ANEEL with the aim of demonstrating, technically, to that Agency the need for the said amount to be reviewed. On April 5, 2013, in a meeting with the Council of ANEEL, the revised BRR of Cemig D, in the amount of R$ 5,512 was homologated.

The Company filed a further appeal to ANEEL questioning certain criteria and value of the BRR that was decided on April 5, 2013, since the amounts considered in the revised published BRR, relating principally to expenses made by the Company for the Light for Everyone Program (Programa Luz para Todos, or PLPT) are still substantially lower than those actually incurred in the execution of the program.

On March 25, 2014, the Director-General of ANEEL issued Director-General’s Dispatch 729, which partially granted the Company’s requests for reconsideration in the Administrative Appeal filed by Cemig D against Dispatch 689/2013 – approving a new value for the Company’s BRR, to R$ 5,849, an increase of R$ 337 on Company’s BRR.

The effect of the homologation of the final BRR, representing a reduction in the Company’s financial assets in the amount of R$ 110, was recognized in the statement of income for 2014.

The changes in Financial assets of the concession related to infrastructure is as follows:

	Transmission	Distribution	Gas	Total
Balance on January 1. 2012	758	3,118	—	3,876
Additions	300	1,710	—	2,010
Written off	(2)	(70)	—	(73)
Transfers	(50)	—	—	(50)

Balance on December 31. 2012	1,006	4,758	—	5,763

Additions	91	—	—	91
Written off	(1)	(18)	—	(18)
Reversal of provision	24	—	—	24
Transfers	(52)	319	—	267
Amounts received	(289)	—	—	(289)
Monetary updating	—	5	—	5

Balance on December 31. 2013	779	5,064	—	5,843

Additions	80	—	—	80
Written off	—	(22)	—	(22)
Revenue recorded for adjustment in the value of the transmission indemnity	420	—	—	420
Asset acquired in business combination	—	—	656	656
Transfers *	(1)	844	(656)	187
Amounts received	(6)	—	—	(6)
Monetary updating	—	58	—	58

Balance on December 31. 2014	1,272	5,944	—	7,216

(*)	As mentioned on note 4, Gasmig has renewed its concession agreement on December 26, 2014 extending its concession terms to January, 2053. As such financial assets were transferred to intangible assets as of December 31, 2014, to be consumed during the extended term.

b) CVA Account (Compensation of Parcel A items) and Other Financial Components in tariff adjustments

On November 25, 2014, ANEEL amended the concession contracts of the Brazilian electric power distribution companies to guarantee that in the event that the concession contract is terminated for any reason, the remaining balances (assets and liabilities) of any remaining payment or reimbursement through the tariff process is considered by the grantor for compensation purposes.

Thus, as from the signature of the amendment of the concession agreement on December 10, 2014, Cemig D now recognizes the balance of the CVA account and the balance of other financial components accumulated up to that date. The Company recognized CVA balances in statement of financial position as either financial assets or liabilities, depending on the case, with a corresponding debit or credit to revenue from sales of goods and services in the statement of income.

The Company has financial assets and liabilities, recognized as from December 2014, as a result of the contractual amendment, as shown below.

This table shows the composition of the balance of CVA and other financial components recognized on December 31, 2014:

Balance at December 31, 2014	Amounts homologated by ANEEL in the last tariff adjustment	Amounts to be homologated by ANEEL in the next tariff adjustment	TOTAL
Assets
Quota for the Energy Development Account (CDE)	—	13	13
Tariff for use of transmission facilities of grid participants	16	79	95
Tariff for transport of electricity provided by Itaipu	—	2	2
Program to encourage alternative sources of electricity – Proinfa	2	—	2
System Service Charges (ESS) and Reserve Energy Charge (EER)	3	—	3
Electricity purchased for resale	447	1,617	2,064
Overcontracting of supply	6	205	211
Others	36	—	36

Total assets	510	1,916	2,426

Liabilities
System Service Charges (ESS) and Reserve Energy Charge (EER)	(23)	(287)	(310)
Electricity purchased for resale	(345)	(649)	(994)
Neutrality of Portion A	(6)	(5)	(11)
Others	(2)	(2)	(4)

Total liabilities	(376)	(943)	(1,319)

Total net assets presented in Statement of financial position	134	973	1,107

Current assets	133	711	844

Non-current assets	1	262	263

The following is a brief description of main features of these assets and liabilities:

Account for Compensation of Parcel A Costs Variation (CVA) and neutrality of sector charges

The balance on the Account of CVA (Compensation for Variation of Parcel A items) in tariff adjustments and for Neutrality of Sector Charges refers to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The variations found are the subject of monetary updating based on the Selic rate and compensated in the subsequent tariff adjustments.

Other financial components

This refers to the other positive or negative differences between the estimate of non-manageable costs, not defined as CVA, and the payments actually made, compensated in the subsequent tariff adjustments.

14. INVESTMENTS

This table gives a summary of the financial information on the affiliated companies and jointly-controlled enterprises. The information presented below has been adjusted by the percentage of the Company’s equity interest in each item.

	2014	2013
Cemig Geração e Transmissão
Hidrelétrica Cachoeirão	34	34
Guanhães Energia	69	69
Hidrelétrica Pipoca	28	24
Retiro Baixo	150	—
Madeira Energia (Santo Antônio power plant)	778	643
FIP Melbourne (Santo Antônio power plant)	604
Lightger	38	39
Baguari Energia	193	199
Renova	1,538	—
Aliança	3	—
Central Eólica Praias de Parajuru	62	61
Central Eólica Volta do Rio	84	78
Central Eólica Praias de Morgado	62	61
Amazônia Energia	395	311
Light	1,198	1,190
TAESA	2,188	2,250
Ativas Data Center	—	4
Gasmig	—	577
Epícares Empreendimentos e Participações Ltda	92	103
Companhia Transleste de Transmissão	14	29
Companhia Transudeste de Transmissão	13	14
Companhia Transirapé de Transmissão	13	14
Transchile	67	55
Companhia de Transmissão Centroeste de Minas	22	18
Axxiom Soluções Tecnológicas	23	8
Parati	372	380

	8,040	6,161

The Company’s investees that are not consolidated are jointly-controlled entities, with the exception of the Santo Antônio power plant, which is a case of an affiliated company in which the Company has significant influence.

a) The movement of Investments in the jointly-controlled entities in 2014 and 2013, is as follows:

	2013	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Dividends	Injections / acquisitions	Other	2014
Gasmig (*)	577	47	—	(55)	—	(569)	—
Companhia Transleste de Transmissão	29	2	—	(17)	—	—	14
Companhia Transudeste de Transmissão	14	1	—	(2)	—	—	13
Companhia Transirapé de Transmissão	14	—	—	(1)	—	—	13
Transchile	55	2	10	—	—	—	67
Companhia de Transmissão Centroeste de Minas	18	5	—	(1)	—	—	22
Light	1,190	150	(6)	(136)	—	—	1,198
Axxiom Soluções Tecnológicas	8	(1)	—	—	16	—	23
Hidrelétrica Cachoeirão	34	8	—	(8)	—	—	34
Guanhães Energia	69	—	—	—	—	—	69
Hidrelétrica Pipoca	24	5	—	(1)	—	—	28
Madeira Energia (Santo Antônio power plant)	643	(294)	—	—	429	—	778
FIP Melbourne (Santo Antônio power plant)	—	(94)	—	—	698	—	604
Lightger	39	—	—	(1)	—	—	38
Baguari Energia	199	8	—	(14)	—	—	193
Central Eólica Praias de Parajuru	61	2	—	(1)	—	—	62
Central Eólica Volta do Rio	78	6	—	—	—	—	84
Central Eólica Praias de Morgado	61	2	—	(1)	—	—	62
Amazônia Energia	311	(17)	—	—	101	—	395
Ativas Data Center	4	(26)	—	—	—	22	—
Epícares Empreendimentos	103	3	—	(14)	—	—	92
Parati	380	41	(1)	(48)	—	—	372
Taesa	2,250	376	—	(438)	—	—	2,188
Renova	—	(12)	—	—	1,550	—	1,538
Aliança	—	—	—	—	3	—	3
Retiro Baixo	—	(4)	—	—	154	—	150

	6,161	210	3	(738)	2,951	(547)	8,040

(*)	Consolidation of Gasmig began as from October 2014, and as a result the value of the investment, of R$ 569 was eliminated.

	2012	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Disposal TBE/Taesa	Dividends	Other	2013
Gasmig	508	91	—	—	(22)	—	577
Companhia Transleste de Transmissão	27	6	—	—	(4)	—	29
Companhia Transudeste de Transmissão	14	3	—	—	(3)	—	14
Companhia Transirapé de Transmissão	12	3	—	—	(1)	—	14
Transchile	48	—	7	—	—	—	55
Companhia de Transmissão Centroeste de Minas	21	4	—	—	(7)	—	18
Light	1,104	113	25	—	(52)	—	1,190
Emp. Paraense de Transm. de Energia (ETEP)	132	8	—	(133)	(7)	—	—
Emp. Norte de Transm. de Energia (ENTE)	304	22	—	(310)	(16)	—	—
Emp. Regional de Transm. de Energia (ERTE)	73	5	—	(72)	(6)	—	—
Emp. Amazonense de Transm. de Energia (EATE)	670	50	—	(685)	(35)	—	—
Emp. Catarinense de Transm. de Energia (ECTE)	43	2	—	(42)	(3)	—	—
Axxiom Soluções Tecnológicas	5	1	—	—	—	2	8
Hidrelétrica Cachoeirão	32	8	—	—	(6)	—	34
Guanhães Energia	20	—	—	—	—	49	69
Hidrelétrica Pipoca	20	4	—	—	—	—	24
Madeira Energia	428	47	—	—	—	168	643
Lightger	40	1	—	—	(2)	—	39
Baguari Energia	194	7	—	—	(2)	—	199
EBTE	154	12	—	(166)	—	—	—
Central Eólica Praias de Parajuru	60	1	—	—	—	—	61
Central Eólica Volta do Rio	74	4	—	—	—	—	78
Central Eólica Praias de Morgado	62	(1)	—	—	—	—	61
Amazônia Energia	203	(3)	—	—	—	111	311
Ativas Data Center	—	(16)	—	—	—	20	4
Epícares Empreendimentos	—	7	—	—	—	96	103
Parati	356	18	6	—	—	—	380
Taesa	2,251	367	—	—	(368)	—	2,250
Gasmig (Investment in progress)	—	—	—	—	—	—	—

	6,855	764	38	(1,408)	(534)	446	6,161

Goodwill on acquisition of equity interests

In the process of allocation of the acquisition prices of investments, intangible assets were identified relating to the rights of commercial operation of the regulated activities, and these were supported by economic and financial valuation opinions.

These amounts, adjusted for tax effects, will be amortized, on the straight-line basis, over the remaining periods of the authorizations for operation of each facility.

b) This table gives the principal information on affiliates and jointly-controlled entities.

		2014			2013
Company	Number of shares	Cemig Interest %	Share capital	Equity	Cemig Interest %	Share capital	Equity
Cemig Geração e Transmissão	2,896,785,358	100.00	1,700	3,487	100.00	893	3,815
Cemig Distribuição	2,261,997,787	100.00	2,262	2,482	100.00	2,262	2,493
Light	203,934,060	26.06	2,226	4,602	26.06	2,226	4,568
Cemig Telecom	381,023,385	100.00	225	225	100.00	225	237
Rosal Energia	46,944,467	100.00	47	121	100.00	47	140
Sá Carvalho	361,200,000	100.00	37	107	100.00	37	122
Gasmig	409,255,483	99.57	665	1,437	59.57	644	969
Horizontes Energia	64,257,563	100.00	64	70	100.00	64	76
Usina Térmica Ipatinga	14,174,281	100.00	14	24	100.00	14	26
Cemig PCH	30,952,000	100.00	31	67	100.00	31	88
Cemig Capim Branco Energia	87,579,000	100.00	88	130	100.00	88	128
Companhia Transleste de Transmissão	49,569,000	25.00	50	54	25.00	50	116
UTE Barreiro	30,902,000	100.00	31	29	100.00	31	35
Companhia Transudeste de Transmissão	30,000,000	24.00	30	53	24.00	30	58
Empresa de Comercialização de Energia Elétrica	486,000	100.00	—	9	100.00	1	10
Companhia Transirapé de Transmissão	22,340,490	24.50	22	56	24.50	22	59
Transchile	56,407,271	49.00	161	135	49.00	142	112
Efficientia	6,051,944	100.00	6	5	100.00	6	7
Cemig Comercializadora de Energia Incentivada	5,000,000	100.00	5	5	100.00	5	6
Companhia de Transmissão Centroeste de Minas	28,000,000	51.00	28	41	51.00	28	35
Cemig Trading	160,297	100.00	—	31	100.00	—	47
Axxiom Soluções Tecnológicas	17,200,000	49.00	17	48	49.00	14	16
Parati	1,432,910,602	25.00	1,433	1,481	25.00	1,433	1,517
TAESA	1,033,496,721	43.36	3,042	5,045	43.36	3,042	5,188

The following table provides summarized financial information of the Company’s equity investees in 2014, 2013 and 2012:

2014	Parati	Transleste	Transirapé	Centroeste	Transudeste	Transchile	Light	Taesa	Axxiom	Ativas	Epícares
Assets
Current	125	47	35	67	30	24	2,466	2,292	70	40	31
Cash and cash equivalents	42	7	7	19	4	22	506	329	9	16	14
Non-current	1,390	121	101	—	80	208	12,141	7,197	13	71	157

Total assets	1,515	168	136	67	110	232	14,607	9,489	83	111	188

Liabilities
Current	34	6	16	8	12	15	2,963	940	26	59	1
Suppliers	—	—	3	—	—	—	1,945	53	2	5	—
Loans and financings – current	—	—	—	—	—	—	580	723	—	—	—
Non-current	—	108	64	18	45	82	7,042	3,504	9	79	2
Equity	1,481	54	56	41	53	135	4,602	5,045	48	(27)	185

Total liabilities	1,515	168	136	67	110	232	14,607	9,489	83	111	188

Statement of Income
Net sales revenue	—	30	52	14	20	20	9,223	1,924	57	26	41
Cost of sales	—	(4)	(34)	(4)	(2)	(13)	(7,798)	(295)	(54)	(29)	(15)
Depreciation and amortization	—	—	—	—	—	(5)	(415)	(3)	1	7	8
Gross profit	—	26	18	10	18	7	1,425	1,629	3	(3)	26
General and administrative expenses	(6)	—	—	—	—	—	(163)	(29)	—	(10)	(12)
Net financial revenue (expenses)	143	(5)	(4)	—	(5)	(3)	(325)	(469)	(1)	(14)	1
Financial revenues	143	1	1	2	1	—	577	276	1	2	1
Financial expenses	—	(6)	(5)	(2)	(6)	(3)	(902)	(745)	(2)	(16)	—
Operating profit	137	21	14	10	13	4	937	1,131	2	(27)	15
Income tax and Social Contribution tax	(2)	(13)	(12)	(1)	(9)	(1)	(273)	(239)	—	—	(2)

Profit (loss) for the period	135	8	2	9	4	3	664	892	2	(27)	13

Comprehensive income for the period
Net profit for the year	135	8	2	9	5	3	664	892	2	(27)	13
Gain on conversion of financial statements	—	—	—	—	—	19	—	—	—	—	—
Actuarial gain (loss)	—	—	—	—	—	—	(17)	—	—	—	—

Comprehensive income for the period	135	8	2	9	5	22	647	892	2	(27)	13

2014	Cachoeirão	Baguari Energia	Guanhães Energia	Madeira Energia	Pipoca	Retiro Baixo	Renova	Eólica de Parajuru	Eólica de Morgado	Eólica de Volta do Rio	Lightger	Amazônia Energia
Assets
Current	23	96	34	1,477	19	12	847	15	27	41	21	—
Cash and cash equivalents	19	15	27	241	13	3	596	4	4	4	16	—
Non-current	91	228	511	22,151	104	453	8,402	204	223	304	170	529

Total assets	114	324	545	23,628	123	465	9,249	219	250	345	191	529

Liabilities
Current	14	39	407	1,961	7	20	656	17	22	26	10	—
Suppliers	2	9	1	1,282	—	—	130	2	2	2	1	—
Loans and financings – current	—	—	—	406	—	—	—	—	—	—	—	—
Non-current	30	6	—	13,885	57	145	2,973	75	101	148	102	—
Equity	70	279	138	7,782	59	300	5,620	127	127	171	79	529

Total liabilities	114	324	545	23,628	123	465	9,249	219	250	345	191	529

Statement of Income
Net sales revenue	30	56	—	1,858	25	55	163	27	35	55	32	—
Cost of sales	(10)	(46)	—	(3,194)	(9)	(35)	(111)	(13)	(16)	(25)	(24)	—
Depreciation and amortization	(3)	(9)	—	(296)	(3)	(3)	(31)	(9)	(10)	(17)	(11)	—
Gross profit	20	10	—	(1,336)	16	20	52	14	19	30	8	—
General and administrative expenses	(1)	—	—	(202)	(1)	(4)	(14)	(1)	(1)	(3)	—	(23)
Net financial revenue (expenses)	(1)	8	—	(602)	(3)	(12)	(45)	(5)	(8)	(11)	(6)	—
Financial revenues	2	9	—	57	1	1	24	1	1	1	2	—
Financial expenses	(3)	(1)	—	(659)	(4)	(13)	(69)	(6)	(9)	(12)	(8)	—
Operating profit	18	18	—	(2,140)	12	4	(7)	8	10	16	2	(23)
Income tax and Social Contribution tax	(2)	(6)	—	5	(1)	(2)	(6)	(1)	(1)	(1)	(2)	—

Profit (loss) for the year	16	12	—	2,135	11	2	(13)	7	9	15	—	(23)

Comprehensive income for the year
Net profit for the year	16	12	—	2,135	11	2	(13)	7	9	15	—	(23)

Comprehensive income for the year	16	12	—	2,135	11	2	(13)	7	9	15	—	(23)

2013	Parati	Transleste	Transirapé	Centroeste	Transudeste	Transchile	Light	Taesa	Axxiom	Ativas	Epícares
Assets
Current	100	41	30	61	27	18	3,632	1,680	34	94	31
Cash and cash equivalents	99	5	9	14	4	16	546	121	10	25	27
Non-current	1,417	125	73	—	81	189	9,516	7,538	8	124	186

Total assets	1,517	166	103	61	108	207	13,148	9,218	42	218	217

Liabilities
Current	—	9	4	6	4	18	3,312	830	15	73	1
Suppliers	—	—	—	—	—	1	907	52	1	16	1
Loans and financings – current	—	—	—	—	—	—	642	661	—	—	—
Non-current	—	41	41	20	46	77	5,268	3,200	11	185	1
Equity	1,517	116	58	35	58	112	4,568	5,188	16	(40)	215

Total liabilities	1,517	166	103	61	108	207	13,148	9,218	42	218	217

Statement of Income
Net sales revenue	—	33	20	12	20	17	7,765	1,254	38	63	35
Cost of sales	—	(2)	(2)	—	(1)	(2)	(4,191)	(257)	(28)	(56)	(4)
Depreciation	—	(4)	(2)	—	(2)	(2)	(391)	(2)	—	(1)	—
Gross profit	—	31	18	12	19	15	3,574	997	10	7	31
General and administrative expenses	(2)	(1)	(1)	(3)	(1)	(8)	(2,263)	—	(7)	(28)	—
Net financial revenue (expenses)	105	(3)	(3)	(1)	(4)	(5)	(459)	(229)	—	(19)	—
Financial revenues	105	1	1	1	—	—	365	196	1	3	—
Financial expenses	—	(4)	(4)	(2)	(4)	(5)	(824)	(425)	(1)	(22)	—
Operating profit	103	27	14	8	14	2	852	768	3	(40)	31
Income tax and Social Contribution tax	(1)	(1)	(1)	(1)	(1)	(1)	(265)	121	(1)	—	(1)

Profit (loss) for the year	102	26	13	7	13	1	587	889	2	(40)	30

Comprehensive income for the year
Net profit for the year	102	26	13	7	13	1	587	889	2	(40)	30
Gain on conversion of financial statements	—	—	—	—	—	7	—	—	—	—	—
Actuarial gains (losses)	—	—	—	—	—	—	—	—	—	—	—

Comprehensive income for the year	102	26	13	7	13	8	587	889	2	(40)	30

2013	Cachoeirão	Baguari Energia	Guanhães Energia	Madeira Energia	Pipoca	Eólica de Parajuru	Eólica de Morgado	Eólica de Volta do Rio	Lightger	Amazônia Energia	Gasmig
Assets
Current	27	70	24	701	18	10	8	30	21	—	368
Cash and cash equivalents	21	27	23	298	14	1	2	1	18	—	49
Non-current	93	239	243	19,319	108	165	177	292	182	417	1,400

Total assets	120	309	267	20,020	126	175	185	322	203	417	1,768

Liabilities
Current	10	18	124	1,029	12	16	18	35	11	—	298
Suppliers	1	5	1	310	—	1	—	1	1	—	44
Loans and financings – current	—	—	—	235	—	—	—	—	—	—	50
Non-current	41	4	5	12,565	63	83	111	162	110	—	541
Equity	69	287	138	6,426	51	76	56	125	82	417	929

Total liabilities	120	309	267	20,020	126	175	185	322	203	417	1,768

Statement of Income
Net sales revenue	29	49	—	1,301	23	30	28	52	29	—	1,203
Cost of sales	(7)	(36)	—	(930)	(7)	(14)	(14)	(23)	(19)	—	(956)
Depreciation	(3)	15	—	(231)	(3)	(10)	(10)	(17)	—	—	—
Gross profit	22	13	—	371	16	16	14	29	10	—	247
General and administrative expenses	—	—	—	(100)	(1)	(1)	(1)	(3)	—	(1)	(48)
Net financial revenue (expenses)	(2)	4	—	(306)	(4)	(7)	(9)	(12)	(6)	(4)	(18)
Financial revenues	1	5	—	18	1	1	—	1	2	—	—
Financial expenses	(3)	(1)	—	(324)	(5)	(8)	(9)	(13)	(8)	(4)	(18)
Operating profit	20	17	—	(35)	11	8	4	14	4	(5)	181
Income tax and Social Contribution tax	(2)	(6)	—	(13)	(1)	(1)	(1)	(2)	(1)	—	(60)

Profit (loss) for the year	18	11	—	(48)	10	7	3	12	3	(5)	121

Comprehensive income for the year
Net profit for the year	18	11	—	(48)	10	7	3	12	3	(5)	121

Comprehensive income for the year	18	11	—	(48)	10	7	3	12	3	(5)	121

2012	Gasmig	Transleste	Transirapé	Centroeste	Transudeste	Transchile
Assets
Current	221	39	25	77	32	15
Non-Current	1,318	123	70	—	79	168

Total Assets	1,574	162	95	77	111	183

Liabilities
Current	273	9	4	13	6	15
Non-Current	509	47	44	22	49	70
Equity	808	106	47	42	56	98

Total Liabilities and Equity	1,574	162	95	77	111	183

Statement of Income
Net Revenue	1,043	30	19	12	19	14
Total Cost	(860)	(2)	(2)	(2)	(1)	(6)

Gross Profit	183	28	17	10	18	8
General and administrative expenses	(93)	(1)	(2)	(1)	(2)	(3)
Net Financial Revenue (Expenses)	33	(4)	(4)	—	(4)	(4)

Operational profit	123	23	11	9	12	1
Income tax and Social Contribution tax	(26)	(1)	(1)	(1)	(1)	—

Net profit for the year	97	22	10	8	11	1

Statement of Comprehensive Income
Net profit for the year	97	22	10	8	11	1
Other Comprehensive Income	—	—	—	—	—	—

Comprehensive Income For The Period	97	22	10	8	11	1

2012	Light	Taesa	EATE	ECTE	ETEP	ENTE	ERTE	Axxiom
Assets
Current	2,379	3,861	329	157	158	205	62	11
Cash and cash equivalents	230	2,530	—	—	—	—	—	—
Other current assets	2,149	1,331	329	157	158	205	62	11
Non-Current	9,394	5,784	1,271	156	190	385	103	5

Total Assets	11,773	9,645	1,600	313	348	590	165	16

Liabilities
Current	2,179	628	168	36	61	68	41	6
Suppliers	863	43	—	—	—	—	—	—
Non-Current	6,329	4,885	568	159	109	153	40	—
Equity	3,265	4,132	864	118	178	369	84	10

Total Liabilities and Equity	11,773	9,645	1,600	313	348	590	165	16

Statement of Income
Net Revenue	8,021	1,269	295	70	66	154	61	23
Total Cost	(5,954)	(109)	(25)	(5)	(8)	(13)	(32)	(17)
Depreciation and amortization	(315)	(1)	—	—	—	—	—	—
Gross Profit	2,067	1,160	270	65	58	141	29	6
General and administrative expenses	(920)	(77)	—	—	—	—	—	(5)
Depreciation and amortization	(43)	(1)	—	—	—	—	—	—
Net Financial Revenue (Expenses)	(461)	(278)	1	(6)	(4)	(15)	(3)	—
Financial revenues	199	257	—	—	—	—	—	—
Financial expenses	(660)	(535)	—	—	—	—	—	—
Operational profit	686	805	271	59	54	126	26	1
Income tax and Social Contribution tax	(205)	(220)	(31)	(18)	(8)	(12)	(2)	—

Net profit for the year	481	585	240	41	46	114	24	1

Statement of Comprehensive Income
Net profit for the year	481	585	240	41	46	114	24	1
Other Comprehensive Income
Adjustment of actuarial liabilities, net of taxes	(132)	—	—	—	—	—	—	—

Comprehensive Income For The Period	349	585	240	41	46	114	24	1

2012	Hidrelétrica Cachoeirão	Guanhães Energia	Hidrelétrica Pipoca	Madeira Energia	Lightger	Baguari Energia	Central Eólica Praias de Parajuru	Central Eólica Volta do Rio	Central Eólica Praias de Morgado	Amazônia Energia	EBTE
Assets
Current	24	5	14	327	33	77	5	15	15	1	66
Cash and cash equivalents	21	5	10	111	18	51	2	9	1	—	10
Other current assets	3	—	4	216	15	26	3	6	14	1	56
Non-Current	96	126	110	15,213	188	255	169	309	180	272	464

Total Assets	120	131	124	15,540	221	332	174	324	195	273	530

Liabilities
Current	9	81	13	1,493	22	49	13	43	24	—	46
Non-Current	44	9	69	9,768	117	3	91	165	116	—	170
Equity	67	41	42	4,279	82	280	70	116	55	273	314

Total Liabilities and Equity	120	131	124	15,540	221	332	174	324	195	273	530

Statement of Income
Net Revenue	29	—	21	342	21	48	22	27	29	—	50
Total Cost	(5)	—	(5)	(182)	(8)	(5)	(12)	(19)	(12)	(1)	(6)
Gross Profit	24	—	16	160	13	43	10	8	17	(1)	44
General and administrative expenses	(4)	—	(1)	(127)	(7)	(11)	(2)	(5)	(4)	(1)	(5)
Net Financial Revenue (Expenses)	(3)	—	(5)	(293)	1	4	(8)	(14)	(10)	—	(12)
Operational profit	17	—	10	(260)	7	36	—	(11)	3	(2)	27
Income tax and Social Contribution tax	(1)	—	(1)	2	(5)	(12)	(1)	(1)	(1)	—	(9)

Net profit for the year	16	—	9	(258)	2	24	(1)	(12)	2	(2)	18

Statement of Comprehensive Income
Net profit for the year	16	—	9	(258)	2	24	(1)	(12)	2	(2)	18
Other Comprehensive Income	—	—	—	—	—	—	—	—	—	—	—

Comprehensive Income For The Period	16	—	9	(258)	2	24	(1)	(12)	2	(2)	18

Acquisition of control

a) Additional equity interest in Gasmig

In October 2014, Cemig concluded the acquisition under its share purchase agreement with Petróleo Brasileiro S.A. (Petrobras) for acquisition of the 40% interest held by its subsidiary Gaspetro in Companhia de Gás de Minas Gerais (Gasmig), which had been approved by the Boards of Directors of both Cemig and Petrobras. The amount paid was R$ 571, being the result of R$ 600 specified in the share purchase agreement, updated by the IGP-M index, less the dividends paid between the base date and the closing of the agreement. The acquisition was completed after the approval by the Brazilian Monopolies Authority (Conselho Administrativo de Defesa Econômica, or CADE) and consent from the concession-granting power, the State of Minas Gerais.

The following are the fair values of the underlying assets and liabilities of the interest acquired in Gasmig:

Fair values of the interests acquired
Assets
Cash and cash equivalents	106
Securities	105
Accounts receivable	72
Inventories	6
Other current assets	71
Other current assets – Non-current	304
Financial assets of the concession	659
Intangible assets	1,182
Liabilities
Current liabilities	(335)
Provisions	(48)
Deferred taxes	(311)
Other non-current liabilities	(382)
Minority interests	(4)
Total net assets acquired	1,425

Business combination carried out in stages – additional effects

Up to the date of the acquisition of the controlling interest in Gasmig, Cemig had an equity interest of 59.57% in the share capital of Gasmig. However, Cermig did not consolidate Gasmig since there was a shareholders’ agreement which gave Petrobras significant participating rights.

With the acquisition of the 40% interest in Cemig, referred to above, Cemig obtained control over Gasmig, and began to consolidate Gasmig as from the date of this acquisition.

As specified in IFRS 3 (R) (Business combinations), the Company revalued its previous interest in Gasmig at fair value, recognizing the difference in the profit for the period.

Considering that the valuation opinion for the acquisition of the additional interest of 40% in Gasmig represents the fair value of the assets on the date of acquisition, Cemig made the measurement of its original interest in the investment, as follows:

Fair value of the original interest (59.57%)
Fair value of Gasmig on the date of acquisition of control	1,427
Cemig’s original interest, of 59.57%, valued at fair value on the acquisition date	850
Book value	569
Gain recorded in 2014	281

In the business combination a complementary amount of R$ 766 was recognized in intangible assets, and deferred tax liabilities were recognized in the amount of R$ 261, related to the right to commercial operation of the concession, to be amortized by the straight-line method during the period of the concession, corresponding to the difference between the fair value of the transaction and the fair value of the other assets and liabilities existing in the balance sheet of Gasmig.

Thus the amounts taken into account by the Company for the measurement of the total value involved in the business combination were:

R$ million
Consideration transferred for acquisition of the 40% interest	571
Fair value of the interest previously held	850
Fair value involved in the business combination	1,421
Reconciliation of the amount paid with the statement of cash flows:
Consideration transferred for acquisition of the 40% interest	571
Balance of Cash and cash equivalents acquired in the business combination	(106)
Amount disbursed, net of Cash and cash equivalents acquired	465

Impact of the acquisition on the consolidated results of Cemig

The Company’s net revenue includes R$ 340 and net profit for the year includes R$ 108, attributable to the operations of Gasmig after the date of the combination of the businesses.

If this business combination had taken place on January 1, 2014, the consolidated net revenue of Cemig would have been increased by R$ 979 and the net profit for the year would have been increased by R$ 33.

Acquisition of investments in jointly-controlled entities and affiliated companies

a) Investment in the Santo Antônio plant through Madeira Energia S.A. (Mesa) and FIP Melbourne

Madeira Energia S.A. (Mesa) and its subsidiary Santo Antônio Energia S.A. (Saesa) are incurring costs relating to the construction of the Santo Antônio Hydroelectric Plant. The property, plant and equipment asset constituted by these expenditures totaled R$ 20,998 on December 31, 2014, and this amount, in accordance with financial projections prepared by its management, is to be recovered by future revenues generated as from the start of operations of all the generator rotors of the plant. On December 31, 2014, the amount of PP&E proportional to the Company’s interest in this jointly-controlled entity is R$ 3,729. During this development phase of the project, the jointly-controlled entity Mesa, has suffered recurring losses in its operations and, on December 31, 2014 its current liabilities exceeded its current assets by R$ 482. The management of Mesa has plans to correct the situation of negative net working capital.

In this context, Mesa and its subsidiary Saesa have the benefit of direct and indirect cash investments by their shareholders, of which R$ 2,777 was injected in 2014 (R$ 1,677 in 2013), and also a pre-approved long-term supplementary credit line in the amount of R$ 1,190.

The physical average offtake guarantee level for the Santo Antônio Hydro Plant is 2,218 MW. This was reached in September 2014 with the start of commercial operation of the 32nd generating rotor.

The Company recognized equity losses in relation to its direct and indirect interests in Mesa, in the amount of R$ 388 on December 31, 2014 (R$ 47 in positive equity in earnings for the year ended December 31, 2013), arising, principally, from the recognition in 2014 by Mesa of expenses relating to: (i) purchase of supply on the short-term market (Wholesale Trading Chamber, or CCEE); (ii) allocation of the GSF (Generation Scaling Factor); and (iii) the FID (Availability Factor).

On October 21, 2014 Mesa held an Extraordinary General Meeting of Shareholders, which approved, by majority, an increase of R$ 1.59 billion in the share capital of Mesa.

On November 19, 2014, SAAG Investimentos S.A. (SAAG) and Cemig GT filed an action for provisional remedy against Mesa, requesting an interim order to suspend, until consideration on the merit by the Arbitration Tribunal, the period for exercise, by SAAG and by Cemig GT, of the right of first refusal to subscribe the additional portion of the capital in of Mesa, in the amount of R$ 174.72 million, approved in the Shareholders’ Meeting of Mesa held on October 21, 2014.

The action also requested suspension of all the effects of the decisions as they relate to SAAG and Cemig GT and to their interests in Mesa, including in relation to the dilution and the penalties specified in the Shareholders’ Agreement of Mesa.

The application for provisional remedy was granted on November 21, 2014, by the 39th Civil Court of the Central Jurisdiction of São Paulo, and the arbitration referred to in the action for provisional remedy, if it takes place, will be in camera, under the Regulations of the Market Arbitration Chamber, and will have Mesa (and not Saesa) as a party.

Increase in equity stake through acquisition of an indirect position via the Melbourne Equity Fund

On June 6, 2014, Andrade Gutierrez Participações S.A. (‘AGP’) sold nominal preferred and common shares corresponding to 83% of the total share capital and 49% of the voting capital of SAAG Investimentos S.A. (‘SAAG’), to FIP Melbourne, administered by Banco Modal, in which Cemig GT and private pension plan entities are investors through a structure of equity investment funds (‘the Funds’) and a special-purpose company (jointly, the ‘Investment structure’).

Cemig GT holds less than 50% of the equity of the Funds and less than 50% of the voting shares in the SPC, preserving the private-sector nature of the Investment Structure. SAAG owns 12.4% of the total share capital of Madeira Energia S.A. (“Mesa”).

This transaction gave Cemig GT an indirect equity interest of 7.87% in Mesa.

The value for the acquisition was determined by the discounted cash flow method, and the difference between the book value and fair value of the assets was allocated to the concession of the project, having as basis the cash generation expected during the period of the concession. This intangible asset will be amortized by the straight-line method from the acquisition date until June 2043, the date of termination of the concession.

The chart below shows the fair values of the interest acquired in the Santo Antônio Plant, through FIP Melbourne, classified in the statement of financial position as investment with significant influence:

Fair values of the interests acquired (7.87%)
Investments	527
Intangible	259
Deferred income tax	(88)

Total of the interest acquired by the Company	698

On the acquisition date the book value of the interest acquired was R$ 527. The difference in relation to the fair value of the assets, namely R$ 171, was allocated as an intangible right of commercial operation of the regulated activity.

In addition to the amount of R$ 698 paid for purchase of 7.87% of Mesa, Cemig GT made an advance against future capital increase (Adiantamento para Futuro Aumento de Capital, or ‘AFAC’) in the Investment Structure, of R$ 81, in the third quarter of 2014.

b) Investment in Amazônia Energia S.A. and Norte Energia S.A. (Nesa)

The objective of Amazônia Energia Participações S.A (‘Amazônia Energia’) (jointly controlled) are to hold and manage an equity interest in Norte Energia S.A. (‘Nesa’), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. Amazônia Energia owns 9.77% of the share capital of Nesa. On August 20, 2010, Nesa signed a concession contract with the Mining and Energy Ministry for commercial operation of electricity generation services, for 35 years from signature. Under that contract 70% of the guaranteed uptake level of electricity generated will go to the regulated market, 10% to self-producers and 20% to the Free Market.

Nesa will still require significant funds for costs of organization, development and pre- operating costs for completion of the plant. According to estimates and forecasts these costs will be repaid by the revenues from future operations.

c) Cemig GT enters into controlling block of Renova

In 2013 Cemig GT’s board entered into an Investment Agreement with Renova Energia S.A. (‘Renova’), RR Participações S.A. (‘RR’), Light Energia S.A. (‘Light Energia’) and Chipley SP Participações S.A. (‘Chipley’), governing the entry of Cemig GT, directly or indirectly, into the control block of Renova through subscription of new common shares in Renova.

The Investment Agreement contemplated the use of Chipley, a special purpose entity that was used by Cemig GT and Renova to acquire PCH pursuant to a Share Purchase Agreement signed with Petrobras on June 14, 2013 for 49% of the common shares in Brasil PCH S.A.

The transaction to acquire an interest in Brasil PCH was subject to rights of first refusal and/or joint sale by the other shareholders of Brasil PCH. At the expiration of the period for that exercise of first refusal, none of the shareholders holding that right had decided to do so; and only one shareholders, Jobelpa S.A. (‘Jobelpa’), holder of 2% of the common shares of Brasil PCH, exercised its (‘tag-along’) right of joint sale. In total, 51% of the common shares in Brasil PCH were acquired by Chipley on February 14, 2014 for R$ 740. This acquisition was funded by an Advance against Future Capital Increase, made in full by Cemig GT.

On February 20, 2014 the Board of Directors of Renova approved updating of the capital increase in Renova contained in the Investment Agreement, by the CDI rate from December 31, 2012 to February 20, 2014, resulting in R$ 1,550, equivalent to R$ 0.0177789 per share.

The investment of R$ 1,550 in Renova is composed by: (i) an Advance against Future Capital Increase of Renova in the amount of R$ 810 made by Cemig GT directly to Renova on March 31, 2014; and (ii) the contribution of Chipley to Renova, by which Renova received the credit relating to the Advance against Future Capital Increase made in Chipley by Cemig GT, in the amount of R$ 740.

These advances were capitalized on September 29, 2014, on which date a new shareholders’ agreement was signed, under which Cemig GT, RR and Light Energia became part of the controlling shareholder block of Renova. Following the expiration of the legal period for the rights of first refusal and subscription of the unsubscribed remaining shares, the Board of Directors of Renova homologated the increase of its capital, comprising the issuance of 87,196,901 nominal common shares without par value, at the issue price of R$ 0.0177789 per share, for a total capitalization of R$ 1,550, of which 87,186,035 common shares correspond to Cemig GT, with total value of R$ 1,550.

The following are the fair values allocated to the interest acquired in Renova:

Fair values of the interests acquired (27.37%)
Assets
Cash and cash equivalents	56
Accounts receivable	10
Other assets	94
Investments	205
Fixed assets	1,027
Intangible assets	1,295
Liabilities
Current and non-current liabilities	(697)
Deferred taxes	(440)

Total net assets	1,550

After the homologation of the capital increase, Cemig GT’s equity interest in Renova was 27.37% of the total stock and 36.62% of the voting stock – as follows:

RENOVA ENERGIA	ON shares		PN shares		Total shares	% of total share capital
	Quantity	%	Quantity	%	Quantity	%
Controlling shareholder block	188,309,629	79.10	—	—	188,309,629	59.11

RR Participações	50,561,797	21.24	—	—	50,561,797	15.87
Light Energia	50,561,797	21.24	—	—	50,561,797	15.87
Cemig GT	87,186,035	36.62	—	—	87,186,035	27.37
Other shareholders	49,786,482	20.90	80,408,816	100.00	130,195,298	40.89

RR Participações	9,560,093	4.02	—	—	9,560,093	3.00
BNDESPar	9,311,425	3.91	18,622,850	23.16	27,934,275	8.77
InfraBrasil	11,651,467	4.89	23,302,933	28.98	34,954,400	10.97
FIP Caixa Ambiental	5,470,293	2.30	10,940,586	13.61	16,410,879	5.15
Others	13,793,204	5.78	27,542,447	34.25	41,335,651	13.00

Total	238,096,111	100.00	80,408,816	100.00	318,504,927	100.00

Investment agreement between Renova Energia and Cemig GT for creation of wind farms

On July 17, 2014 an investment agreement was signed between Cemig and Renova for a wind farm project in the region of Jacobina in the state of Bahia. The agreement provided for Cemig to have a 50% interest in the project. The monopolies authority, Cade (Conselho Administrativo de Defesa Econômica, or Administrative Council for Economic Defense) approved the signature of this investment agreement on October 22, 2014.

d) Acquisition of an equity interest in Retiro Baixo Energética S.A. (‘RBE’)

On September 5, 2014, Cemig GT concluded the acquisition of a 49.9% interest in the share capital of Retiro Baixo Energética S.A (‘RBE’). RBE holds the concession for commercial operation of the Retiro Baixo Hydroelectric Plant, on the Paraopeba River in Minas Gerais State, Brazil, with installed generation capacity of 83.7 MW and assured power level of 38.5 MW average.

The amount transferred in relation to the indirect equity interest acquired was R$ 151.

The value of the acquisition was calculated by the discounted cash flow method. The difference between the consideration transferred and the fair value of the assets was allocated to the concession for the project, based on the cash expected to be generated during the period of the concession. This intangible asset will be amortized on the straight-line basis from the date of acquisition, October 2014 up to December 2041, expiration date of the concession.

The table below shows the fair values of the interest acquired in Retiro Baixo Energética S.A., classified in the consolidated statement of financial position as investment in a jointly-controlled entity:

Fair values of the interests acquired (49.9%)
Assets
Cash and cash equivalents	2
Accounts receivable	3
Securities	4
Fixed assets	193
Intangible assets	49
Liabilities
Current and non-current liabilities	(83)
Deferred taxes	(17)
Total net assets	151

On the acquisition date the net book value of the interest acquired was R$ 119. The difference from the fair value of the assets, of R$ 32, was allocated as an intangible right of commercial operation of the regulated activity.

Put options

Taesa

Cemig granted to the Coliseu Equity Investment Fund (Fundo de Participações Coliseu), which is a shareholder of Taesa, an option to sell its shares in Taesa, exercisable in October 2014. The exercise price of the option is calculated using the sum of the value of the injections of capital by the fund into Taesa, plus the running expenses of the Fund, less any Interest on Equity, and dividends, distributed by Taesa. The net amount was to be updated by the IPCA inflation index (published by IBGE) plus financial remuneration.

The Coliseu Fund did not exercise the option as the exercise price of the option on Taesa’s shares was lower than the market price of those shares.

Parati

Cemig granted to Fundo de Participações Redentor, which is a shareholder in Parati, a put option to sell the totality of its shares in Parati, exercisable in May 2016.

The exercise price of the option is calculated from the sum of the value of the amounts injected by the Fund into Parati, plus the running expenses of the fund, less Interest on Equity, and dividends, distributed by Parati.

The exercise price is subject to monetary updating by the CDI (Interbank CD) Rate plus financial remuneration at 0.9% per year.

The Equity Fund owns common and preferred shares in Light, and at present exercises joint control, with the Company, over the activities of that company. This being so, this option has been considered to be a derivative instrument which should be accounted at fair value through profit or loss.

For the purposes of determination of the method to be used in measuring the fair value of this option, the Company observed the daily trading volume of the shares of Light, and also the fact that such option, if exercised by the Fund, will require the sale to the Company, in a single transaction, of shares in Light in a quantity higher than the daily exchange trading averages. Thus, the Company has adopted the discounted cash flow method for measurement of the fair values of the options. The fair value of that option was calculated as the amount of the exercise price estimated on the date of exercise, less the fair value of the shares subject of the put option, also estimated on the date of the exercise of the option, brought to present value on the reporting date.

Based on the studies carried out, Cemig recorded obligations in its statement of income in 2014 from this option in the amount of R$ 166 as its best estimate of loss on those options.

The variable with main impact on the calculation of the option is the discount rate. In a sensitivity analysis, a change of 1% in the discount rate altered the value of the option by R$ 101.

SAAG

Cemig GT and the private pension plan entities participating in the investment structure of SAAG signed put options which the funds could exercise in the eighty fourth month after June 2014. The exercise price of the put options will correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis, by the Expanded National Consumer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities.

To decide the method to be used for measuring the fair value of that option, since Madeira Energia (investment of SAAG) is an unlisted company, the Company adopted the discounted cash flow method to measure the fair value of the options. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the reporting date.

Based on the studies carried out, Cemig GT recorded obligations of R$ 29 in statement of income in 2014, as its best estimate of loss on those options.

The variable with main impact on the calculation of the option is the discount rate. In a sensitivity analysis, a change of 1% in the discount rate altered the value of the option by R$ 32.

15. PROPERTY, PLANT AND EQUIPMENT

	2014			2013
	Historic cost	Accumulated depreciation	Net value	Historic cost	Accumulated depreciation	Net value
In service
Land	381	(9)	372	382	(5)	377
Reservoirs. dams and water courses	7,467	(5,206)	2,261	7,466	(5,071)	2,395
Buildings. works and improvements	2,137	(1,528)	609	2,285	(1,573)	712
Machinery and equipment	7,643	(5,590)	2,053	7,424	(5,345)	2,079
Vehicles	29	(20)	9	30	(18)	12
Furniture and utensils	18	(13)	5	14	(12)	2

	17,675	(12,366)	5,309	17,601	(12,024)	5,577

Under construction	235	—	235	240	—	240

Net PP&E	17,910	(12,366)	5,544	17,841	(12,024)	5,817

This table shows the movement in property, plant and equipment:

	2013	Additions	Written down	Depreciation	Transfers / capitalizations	2014
In service
Land	377	—	—	(5)	—	372
Reservoirs. dams and water courses	2,395	—	—	(134)	—	2,261
Buildings. works and improvements	712	—	(1)	(25)	(77)	609
Machinery and equipment	2,079	—	(6)	(177)	157	2,053
Vehicles	12	—	—	(3)	—	9
Furniture and utensils	2	—	—	—	3	5

	5,577	—	(7)	(344)	83	5,309

Under construction	240	122	(49)	—	(78)	235

Net PP&E	5,817	122	(56)	(344)	5	5,544

	01/01/2013	Additions	Transfers	Written down	Depreciation	2013
In service
Land	380	4		—	(7)	377
Reservoirs. dams and water courses	2,552	8		—	(165)	2,395
Buildings. works and improvements	743	18		(3)	(46)	712
Machinery and equipment	2,198	19	35	(4)	(169)	2,079
Vehicles	6	8		—	(2)	12
Furniture and utensils	1	1		—	—	2

	5,880	58	35	(7)	(389)	5,577

Under construction	229	11		—	—	240

Net PP&E	6,109	69	35	(7)	(389)	5,817

The average annual depreciation rate is 3.12%. The average annual depreciation rates, by activity, as per ANEEL resolution 474 of February 7, 2012 and the decisions made by Decree 2003 of September 10, 1996, are:

Hydroelectric generation	Thermal generation	Management and other	Telecoms
2.86%	4.45%	8.88%	5.96%

The Company has not identified evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the Concession-granting power shall determine the amount to be indemnified to the Company. Management believes that the indemnity of these assets will be greater than the amount of their historic cost, after depreciation over their useful lives.

Under the Brazilian regulatory framework ANEEL, the regulator, is responsible for establishing the useful economic life of the generation and transmission assets in the electricity sector, and for periodically reviewing the estimates. The rates established by ANEEL are used in the processes of reviewing tariff rates and calculating the indemnification amounts due to concession holders at the end of the concession period, and are recognized as a reasonable estimate of the useful life of the assets of the concession. Thus, these rates were used as the basis for depreciation of the Company’s property, plant, and equipment assets.

The depreciation of the items of property, plant and equipment assets is calculated on the total of property, plant and equipment in service, by the straight-line method, using the rates determined by ANEEL for the assets related to electricity activities, and reflects the estimated useful life of the assets. The residual value of the assets is the remaining balance of the assets at the end of the concession. As established in the contract signed between the Company and the Nation, at the end of the concession the assets will revert to the Nation, which in turn will indemnify the Company for those assets that have not yet been totally depreciated. In cases where there is no indemnity at the end of the concession, such as thermal generation, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession.

Consortia

The Company is a partner in consortia for electricity generation concessions, for which companies with an independent legal existence were not constituted to administer the object of the concession. In these cases the controls are maintained in PP&E, Intangible assets and Assets not linked to the activity.The Company’s portion in each of the assets allocated to the consortia is recorded and controlled individually in the respective types of PP&E presented above.

The amounts of the investment in PP&E, accumulated, by project, are as follows:

	Stake in the electricity generated	Average annual depreciation rate %	2014	2013
In service
Porto Estrela Plant	33.33%	3.68	39	39
Igarapava Plant	14.50%	2.50	59	58
Funil Plant	49.00%	4.21	183	183
Queimado Plant	82.50%	4.00	213	212
Aimorés Plant	49.00%	3.75	549	552
Capim Branco Energia Consortium	21.05%	3.75	56	56
Accumulated depreciation			(311)	(258)

			788	842
In progress
Queimado Plant	82.50%		2	2
Porto Estrela Plant	33.33%		2	—
Capim Branco Energia Consortium	21.05%		3	2

			7	4

Total			795	846

This table shows, by project, the interests of the other partners in the energy generated by the consortia:

Consortium	Other participants	Interest %
Porto Estrela Plant	Companhia de Tecidos Nortes de Minas Gerais –Coteminas	33.34
	Vale S.A.	33.33
Igarapava Plant	Vale S.A.	38.15
	Companhia Mineira de Metais – CMN	23.93
	Companhia Siderúrgica Nacional – CSN	17.92
	Mineração Morro Velho – MMV	5.50
Funil Plant	Vale S.A.	51.00
Queimado Plant	Companhia Energética de Brasília	17.50
Aimorés Plant	Vale S.A.	51.00
Baguari Plant	Furnas Centrais Elétricas S.A.	15.00
	Baguari I Geração de Energia Elétrica S.A.	51.00
Amador Aguiar I and II Plants	Vale S.A.	48.43
	Comercial e Agrícola Paineiras Ltda	17.89
	Companhia Mineira de Metais – CMM	12.63

Renewal of concession of the Jaguara Plant

As specified in the concession contract for the Jaguara Plant, the Company applied for renewal of this concession. The Mining and Energy Ministry, by a Dispatch of May 3, 2013, refused the Company’s application, on the grounds that the application was made outside the time limits set by Law 12,783/13.

On June 20, 2013, Cemig GT obtained an interim injunction in its application for an order of mandamus before the Higher Appeal Court (Superior Tribunal de Justiça – STJ), against the decision of the Mining and Energy Ministry not to entertain the application for extension of the period of concession of the Jaguara plant (424MW, assured offtake level 336MW), for which there was an expiration date on August 28, 2013. The interim remedy, given by Reporting Judge Sérgio Kukina, ensured that Cemig GT would continue to operate the concession for the Jaguara plant until final judgment in the action.

On August 30, 2013 the Higher Appeal Court (STJ) granted an interim injunction to Cemig GT in Cemig GT’s further application for an order of mandamus against the more recent decision by the Mining and Energy Ministry which, in a dispatch published on August 23, 2013 refused, after consideration on its merits, the application by Cemig GT for extension of the concession of the Jaguara Hydroelectric Plant under Concession Contract 007/97. This interim injunction gives Cemig GT the right to remain in control of the Jaguara Plant, commercially operating the public service concession granted to it, until final judgment of the case.

Since it remains in control of the asset, the Company has continued to record the operating revenues, costs and expenses of the plant in accordance with current accounting practices.

On May 14, 2014, the Higher Appeal Court started its judgment on the application by Cemig GT for an order of mandamus to annul the decision of the Mining and Energy Ministry which, on August 23, 2014, refused, on a consideration on its merits, the request by Cemig GT for extension of its concession to operate the Jaguara Hydroelectric Plant, as specified in its Concession Contract, No. 007/97.

The judgment was suspended due to the request by one of the judges for a study of the full papers in the case, the session being adjourned with a tied vote – two votes in favor of Cemig GT’s application and two against.

The judgment was resumed on August 14, 2014. On this occasion it was adjourned at the request of Judge Mauro Campbell Marques, who had requested sight of the case records in the judgment session held on May 14, 2014.

STJ resumed the judgment on August 27, 2014, but Cemig GT, which attached documents and a statement to the case records, requested postponement of the judgment, which was granted by Judge Mauro Campbell.

On September 10, 2014 the judgment session was resumed, and Judge Campbell, who had asked for sight of the proceedings, voted to refuse the appeal applied for by the Company. The judgment was then immediately suspended due to a new request to review the records, by Judge Benedito Gonçalves. Judgment was renewed on December 10, 2014, and Judge Benedito refused the appeal applied for. There was a further request for sight of the proceedings by Judge Assusete Magalhães.

Thus the judgment has been suspended and has a partial result of two votes in favor and four against the application for extension by Cemig GT.

At present the case records are delivered to Judge Assusete Magalhães, and the judgment will be resumed in 2015.

There are now two judges to give their judgment vote: Judge Assusete Magalhães and Judge Sérgio Kukina of the 1st Panel of the STJ. The interim injunction given, enabling Cemig GT to continue to commercially operate the public service concession at the Jaguara Hydroelectric plant, under Contract 007/1997, until the final judgment of the application for mandamus, continues to be in effect. That decision is of a preliminary nature and does not yet represent the decision on the merits of the action initially brought to court. The Company has been recording the revenues and operating costs and expenses of the plant in accordance with the accounting practices currently in effect, since it remains in control of the asset.

Renewal of the concession to operate the São Simão Hydroelectric Plant

On June 3, 2014, the Company filed its request for extension of the concession of the São Simão hydroelectric plant, since it believes that the concession contract for this plant is not subject to the new rules created by Provisional Measure 579 (which became Law 12,783/2013).

On August 5, 2014 the Council of ANEEL decided to recommend to the Mining and Energy Ministry (MME) that renewal of the concession for the São Simão plant should be refused on the view that Cemig did not make the request within the period established by Law 12,783/13.

By an un-numbered MME dispatch of August 28, 2014, published on August 29, 2014, the Mining and Energy Minister decided to refuse the request for extension of the period of concession of the São Simão hydro plant, based on Opinion No. 559/2014/CONJURMME/CGU/AGU.

On September 10, 2014, Cemig GT filed a Hierarchy Appeal with the MME, with request for reconsideration, for the Mining and Energy Minister to reconsider his decision and to grant the Company’s request based only on Concession Contract 007/1997, and, successively, that the appeal should be sent to the President of the Republic, so that the President should issue a decision in favor of the Company’s request in the same terms.

On September 16, 2014 the MME, via Official Letter 239/2014, requested a statement by Cemig GT as to whether it was interested in remaining responsible for the provision of the public service of electricity generation at the São Simão plant. In reply (Letter DPR-0558A/2014), the concession holder highlighted that it reserves the right to make a statement about maintaining control of that plant after the final judgment in the administrative sphere (the Hierarchy Review) and in the judiciary (in relation to the Jaguara plant, which is in the same legal and factual situation).

On November 4, 2014 Cemig GT received a further Official Letter, No. 332/2014, to state its interest in remaining responsible for the provision of the service, and stating that explicit non-statement would be understood as a negative answer to the MME’s request. In reply to this Official Letter the Company reiterated, on November 17, 2014, the statement of Letter DPR-0558A/2014.

The Hierarchy Review is still pending consideration by the MME and by the President of the Republic.

On December 15, 2014 Cemig GT filed an application for mandamus, with the Higher Appeal Court, requesting interim relief, against an act that was illegal and violated the net and certain right of the plaintiff, practiced by his Excellency the Mining and Energy Minister, for the purpose of obtaining extension of the period of concession of the São Simão plant based on Clause 4 of Contract 007/1997.

On December 17, 2014 Judge Mauro Campbell gave an interim injunction (published on December 19, 2014) that Cemig GT should remain in control of the plant, commercially operating the public service concession conceded to it, until the final judgment on the application for mandamus No. 20.432/DF (governing the Jaguara plant), or until a re-examination of the application, in the event that consideration of the question is not completed within 45 days after the start of judgment activities of the First Section in the year of 2015.

The Company has been recording the revenues and operating costs and expenses of the plant in accordance with the accounting practices currently in effect, since it remains in control of the asset.

16. INTANGIBLE ASSETS

a) Composition of the balance at December 31, 2014 and 2013

	2014			2013
	Historic cost	Accumulated amortization	Residual value	Historic cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	14	(2)	12	13	(1)	12
Paid concession	40	(16)	24	40	(13)	27
Assets of concession	8,708	(6,485)	2,223	6,748	(5,882)	866
Other	66	(49)	17	69	(44)	25

	8,828	(6,552)	2,276	6,870	(5,940)	930

Under construction	1,103	—	1,103	1,074	—	1,074

Net intangible assets	9,931	(6,552)	3,379	7,944	(5,940)	2,004

b) Changes in Intangible assets – December 31, 2013 to 2014

	31/12/2013	Adjustment due to business combination	Additions	Written down	Amortization	Transfers	31/12/2014
In service
Useful life defined
Temporary easements	12	—	—	—	—	—	12
Paid concession	27	—	—	—	(3)	—	24
Assets of concession	866	1,073	—	—	(448)	732	2,223
Other	25	—	—	—	(6)	(2)	17

	930	1,073	—	—	(457)	730	2,276

Under construction	1,074	109	868	(25)	—	(923)	1,103

Net intangible assets – Consolidated	2,004	1,182	868	(25)	(457)	(193)	3,379

	01/01/2013	Additions	Written down	Amortization	Transfers	31/12/2013
In service
Useful life defined
Temporary easements	11	—	—	(1)	2	12
Paid concession	21	9	—	(3)	—	27
Assets of concession	1,132	—	(6)	(428)	168	866
Other	6	12	—	(5)	12	25

	1,170	21	(6)	(437)	182	930

Under construction	704	887	(33)	—	(484)	1,074

Net intangible assets – Consolidated	1,874	908	(39)	(437)	(302)	2,004

The annual average amortization rate is 4.12%. The average annual depreciation rates, by activity, as per ANEEL Resolution 474 of February 7, 2012 and the decisions made by Decree 2003 of September 10, 1996, are:

Hydroelectric generation	Thermal generation	Distribution	Management and other	Telecoms
6.58%	7.06%	3.59%	14.26%	7.74%

The Company has not identified indications of impairment of its intangible assets, which have defined useful lives. The Company has no intangible assets with non-defined useful life.

Assets of the concession

In accordance with Interpretation IFRIC 12 – Service Concession Arrangements, the portion of the distribution infrastructure that will be amortized during the concession, comprising the distribution assets, net of the interests held by consumers (‘Special Obligations’), is reported in Intangible assets.

Under the Brazilian regulatory framework ANEEL is responsible for setting the economic useful life of the distribution assets of the electricity sector, periodically establishing a review in the valuation of these assets. The rates established by ANEEL are used in the processes of Tariff Reviews and in calculating the indemnity amounts due to concession holders at the end of the concession period, and are recognized as a reasonable estimate of the useful life of the assets of the concession. These rates, therefore, were used as a basis for valuation and amortization of intangible assets.

The intangible assets Temporary easements, Paid concessions, Right of commercial operation of concessions, and Others, are amortized on the straight-line basis and the rates used are those set by ANEEL. The Company has not identified indications of impairment of its intangible assets, which have defined useful lives. The Company has no intangible assets with non-defined useful life.

17. SUPPLIERS

	2014	2013
Electricity on spot market – CCEE	330	77
Charges for use of electricity network	88	63
Electricity purchased for resale	596	466
Itaipu Binacional	149	180
Gas purchased for resale	151	—
Materials and services	290	280

	1,604	1,066

18. TAXES, INCOME TAXES AND SOCIAL CONTRIBUTION TAXES

a) Taxes

The non-current Pasep and Cofins obligations refer to the legal proceedings challenging the constitutionality of inclusion of the ICMS tax in the basis of calculation of the taxable amount for these taxes, and seeking authorization to offset the amounts paid over the last ten years. The Company and its subsidiaries Cemig D (Distribution) and Cemig GT (Generation and Transmission) obtained interim relief from the court allowing them not to make the payment and authorizing payment through court deposits (starting in 2008), and maintained this procedure until july 2011. After that date, while continuing to challenge the basis of the calculation in court, they opted to pay the taxes monthly.

	2014	2013
Current
ICMS	365	323
Cofins	96	103
Pasep	21	23
INSS	21	23
Other	52	27

	555	499
Non-current
Cofins	594	579
Pasep	129	126

	723	705

	1,278	1,204

b) Income tax and Social Contribution taxes:

	2014	2013
Current
Income tax	39	26
Social Contribution tax	4	9

	43	35

19. LOANS, FINANCINGS AND DEBENTURES

Financing source	Principal maturity	Annual financing cost. %	Currency	2014			2013
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil – Various bonds (1)	2024	Various	US$	1	23	24	33
KFW	2016	4.50	EURO	2	2	4	6
KFW	2024	1.78	EURO	1	10	11	—
Toshiba	2014	Libor + 5.36	US$	—	—	—	7

Debt in foreign currency				4	35	39	46
Brazilian currency
Banco do Brasil	2017	108.33% of CDI	R$	80	132	212	208
Banco do Brasil	2017	108.00% of CDI	R$	156	295	451	449
Banco do Brasil	2016	104.10% of CDI	R$	559	360	919	1,017
Banco do Brasil	2015	98.50% of CDI	R$	206	—	206	384
Banco do Brasil	2015	99.50% of CDI	R$	238	—	238	213
Banco do Brasil	2016	104.25% of CDI	R$	—	706	706	635
Promissory Notes—5th Issue (2)	2015	106.85 do CDI	R$	1,484	—	1,484
Promissory Notes—7th Issue (3)	2015	105.00 do CDI	R$	1,311	—	1,311	—
Brazilian Development Bank (BNDES)	2026	TJLP+2.34	R$	8	81	89	96
Brazilian Development Bank (BNDES)	2026	TJLP+2.48	R$	2	11	13	—
Bradesco	2014	CDI + 1.70	R$	—	—	—	1
Eletrobras	2023	Ufir. RGR + 6.00 to 8.00	R$	67	185	252	334
Large consumers	2018	Various	R$	5	2	7	7
Finep	2018	TJLP + 5 and TJLP + 2.5	R$	3	9	12	13
Pipoca Consortium	2015	IPCA	R$	—	—	—	—
BNDES – CEMIG TELECOM (4)	2018	Various	R$	8	16	24	32
Promissory Notes –1st Issue (4)	2015	110.40% of CDI	R$	20	—	20	—

Debt in Brazilian currency				4,147	1,797	5,944	3,389

Total of loans and financings				4,151	1,832	5,983	3,435

Debentures – 1st Issue (3)	2014	IGP-M + 10.50	R$	—	—	—	424
Debentures, 2nd Issue (3)	2017	IPCA + 7.96	R$	202	397	599	561
Debentures—3rd Issue, 1st Series (2)	2017	CDI + 0.90	R$	49	480	529	519
Debentures – 2nd Issue, 2nd Series (2)	2015	IPCA + 7.68	R$	554	—	554	1,024
Debentures—3rd Issue, 3rd Series (2)	2022	IPCA + 6.20	R$	43	790	833	782
Debentures—3rd Issue, 2nd Series (2)	2019	IPCA + 6.00	R$	12	236	248	234
Debentures—3rd Issue, 2nd Series (3)	2021	IPCA + 4.70	R$	50	1,216	1,266	1,188
Debentures—3rd Issue, 3rd Series (3)	2025	IPCA + 5.10	R$	32	726	758	712
Debentures—3rd Issue, 1st Series (3)	2018	CDI + 0.69	R$	41	410	451	442
Debentures (5)	2018	CDI + 0.80	R$	—	—	—	77
Debentures – Minas Gerais state government (7)	2031	IGP-M	R$	—	—	—	59
Debentures—4th Issue, 2nd Series (2)	2016	CDI+0.85	R$	2	500	502	—

Debentures—5th Issue, 1st Series (2)	2018	CDI+1.70	R$	6	1,400	1,406	—

Debentures (6)	2016	TJLP+3.12	R$	49	41	90	—

Debentures (6)	2015	CDI+0.62	R$	100	—	100	—

Debentures (6)	2018	CDI+0.74	R$	—	100	100	—

Debentures (6)	2022	TJLP+7.82 (75%) e Selic+1.82(25%)	R$	—	90	90	—

Total. debentures				1,140	6,386	7,526	6,022

Overall total – Consolidated				5,291	8,218	13,509	9,457

(1)	Interest rates vary: 2.00 to 8.00% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.
(2)	Cemig Geração e Transmissão;
(3)	Cemig Distribuição;
(4)	Cemig Telecom;
(5)	Capim Branco;
(6)	Gasmig;
(7)	Contracts adjusted to present value.

Guarantees

The guarantees of the debtor balance on loans and financings, on December 31, 2014, were as follows:

Promissory Notes: Sureties and guarantees	10,750
Receivables	1,390
Without guarantee	1,369

TOTAL	13,509

The consolidated composition of loans, financings and debentures, by currency and indexor, with the respective amortization, is as follows:

	2015	2016	2017	2018	2019	2020	2021	After 2021	Total
Currency
US dollar	1	—	—	—	—	—	—	24	25
Euro	3	3	1	1	1	1	1	3	14

Total by currency	4	3	1	1	1	1	1	27	39

Indexors
IPCA index (1)	892	198	198	118	519	662	674	995	4,256
Ufir / RGR (2)	68	50	40	35	24	20	6	10	253
CDI Rate (Bank CD rate) (3)	4,253	1,812	1,426	1,144	—	—	—	—	8,635
URTJ / TJLP (4)	71	74	34	26	23	23	20	48	319
IGP-M (5)	3	1	1	—	—	—	—	—	5
IGP–DI (6)	2	—	—	—	—	—	—	—	2
TR Rate (7)	5,289	2,135	1,699	1,323	566	705	700	1,053	13,470

Total by indexor	892	198	198	118	519	662	674	995	4,256

Overall total	5,293	2,138	1,700	1,324	567	706	701	1,080	13,509

(1)	Expanded National Consumer Price (IPCA) Index.
(2)	Fiscal Reference Unit (Ufir / RGR).
(3)	Interbank Rate for Certificates of Deposit.
(4)	URTJ: Interest rate reference unit.
(5)	IGP-M inflation index (‘General Price Index – Market’).
(6)	IGP-DI (‘General Domestic Availability Price Index’).
(7)	TR Reference Interest Rate

The principal currencies and indexors used for monetary updating of loans and financings had the following variations:

Currency	2014 (%)	2013 (%)	Indexor	2014 (%)	2013 (%)
US dollar	13.39	14.64	IPCA	6.41	5.91
Euro	0.02	19.70	CDI	10.81	8.05

The changes in loans, financings and debentures were as follows:

Balance on January 1. 2012	10,504
Loans and financings obtained	4,928
Funding costs	(11)
Financings obtained net of funding costs	4,917
Monetary and exchange rate variation	253
Financial charges provisioned	836
Financial charges paid	(818)
Amortization of financings	(5,276)

Balance on December 31. 2012	10,416

Loans and financings obtained	2,475
Funding costs	(9)

Financings obtained net of funding costs	2,466
Monetary and exchange rate variation	248
Financial charges provisioned	742
Financial charges paid	(814)
Amortization of financings	(3,601)

Balance on December 31, 2013	9,457

Loans and financings obtained	4,562
Funding costs	—

Financings obtained net of funding costs	4,562
Liabilities assumed in business combinations(*)	392
Monetary and exchange rate variation	266
Financial charges provisioned	1,007
Financial charges paid	(781)
Amortization of financings	(1,394)

Balance on December 31, 2014	13,509

(*)	Balance arising from consolidation of Gasmig starting in October 2014 (See Note 14).

Borrowing costs, capitalized

The Company transferred to Intangible assets the costs of loans and financings linked to works, as follows:

	2014	2013
Costs of loans and financings	1,061	738
Financial costs transferred to Intangible assets	(70)	(40)

Net effect in Profit or loss	991	698

The value of the charges capitalized, R$ 70, has been excluded from the Statement of Cash Flow, and from the additions to the Cash flow in investment activities, because it does not represent an outflow of cash for acquisition of the related asset.

The average rate of capitalization of the loans and financings whose costs were transferred to works was 11.62%.

Funding raised

This table gives the consolidated totals of funds raised in 2014:

Financing sources	Principal maturity	Annual financial cost – %	Amount raised
Foreign currency
KfW (GT)	2024	1.78	10

Total in foreign currency			10

Brazilian currency
Debentures – 4th Issue (GT)	2016	CDI + 0.85	505
Promissory Notes—5th Issue (GT)	2015	106.85% of the CDI Rate	1,400
Debentures – 5th Issue (GT)	2018	CDI + 1.70	1,400
Finep (GT)	2018	TJLP + 2.5	3
Brazilian Development Bank (BNDES) (D)	2020	TJLP + 2.48	13
Promissory Notes—7th Issue (D)	2015	105.00% of the CDI Rate	1,210
Promissory notes – 1st Issue – Cemig Telecom	2015	110.4% of the CDI Rate	20

Total in Brazilian currency			4,551

Total funding			4,561

In January 2014, Cemig GT completed its 4ª Debenture Issuance – placing 50,000 non-convertible, unsecured debentures in a single series, with restricted placement efforts, with nominal unit value of R$ 10 (in reais) on the issuance date (December 23, 2013), for a total of R$ 500. The net proceeds from the issuance were allocated to recuperate the cash due to payment of debts. The debentures have maturity three years from the issuance date, on December 23, 2016, and pay remuneratory interest of 100% of the CDI Rate, capitalized by a spread of 0.85% per year. The remuneratory interest will be paid annually and the amortization of the principal will be paid in a single payment on the maturity date. This issue by Cemig GT has a surety guarantee from the issuer’s parent company, Cemig.

In April 2014 Cemig D completed its seventh issuance of Commercial Promissory Notes, with restricted placement efforts, issuing 121 promissory notes, in a single series, with nominal unit value of R$ 10 on the issuance date, April 8, 2014, for a total of R$ 1,210. The net proceeds from the issuance of the notes were allocated to payment of debt and to investments in works to expand, renew and improve the Cemig D electricity distribution structure. The Notes have tenor of 360 days from the issue date, maturing on April 3, 2015, and pay remuneratory interest of 105% of the CDI Rate. The remuneratory interest was paid on maturity together with the amortization, in the amount of R$ 1,352. This issue of commercial promissory notes by Cemig D had a surety guarantee from its controlling shareholder, Cemig.

In June 2014 Cemig GT completed its fifth issuance of Commercial Promissory Notes, distributed with restricted placement efforts, issuing 140 promissory notes, in a single series, with nominal unit value of R$ 10 on the issuance date, June 27, 2014, totaling R$ 1,400. The net proceeds from the issue of the notes were allocated to payment of debt, acquisition of equity interests, and replenishment of cash following acquisitions of equity interests by the Cemig GT. The Notes have tenor of 360 days from the issue date, maturing on June 22, 2015, and pay remuneratory interest of 106.85% of the CDI Rate. The remuneratory interest will be paid on maturity together with the amortization. This issue has a surety guarantee from the controlling shareholder, Cemig.

On December 17, 2014, Cemig GT concluded its fifth issuance issue of non-convertible debentures, with restricted placement efforts, issuing 140,000 unsecured non-convertible debentures in a single series with nominal unit value of R$ 10 on the issue date, which was December 10, 2014, totaling R$ 1,400. The net proceeds from the issuance were used for payment of debt, investment in equity interests and replenishment of cash expended on equity interests during 2014. The debentures have a maturity at four years from the issue date, on December 10, 2018, and pay remuneration of 100% of the CDI rate capitalized by a spread of 1.70% per year. The remuneratory interest will be paid annually and the amortization of the principal will be paid in two equal consecutive instalments, on December 10, 2017 and December 10, 2018, each of 50% of the nominal unit value. The issue has a surety guarantee from the controlling shareholder, Cemig.

Optional acquisition of the debentures of Cemig issued for the construction of the Irapé hydroelectric plant.

In the years 2002 to 2006, Cemig issued a series of subordinated, non-convertible debentures for private distribution, subscribed by the State of Minas Gerais, as authorized by State Law 13954/01, for the purpose of spending the funds on the construction of the Irapé hydroelectric plant.

In December 2014 Cemig GT made early settlement of those debentures. The amount negotiated for prepayment of the debentures, of R$ 90, represents discounting of the payments from their respective due dates (over the period 2027-31). Cemig will cancel the debentures acquired by Cemig GT. On December 31, 2014, the debentures were still held in treasury.

The pre-payment represented a financial expense of R$ 27, which was reported in the Statement of income, corresponding to the difference between the amount paid and its respective carrying amount.

Settlement of debentures issued by Cemig Capim Branco S.A.

In March 2013 Cemig Capim Branco made an issue of non-convertible debentures in the amount of R$ 72, to fund purchase of participation in the Capim Branco Energia Consortium. The debentures were acquired in their entirety by Banco do Brasil.

In August 2014 Cemig GT and Vale signed an agreement, which specified, among other matters, that merger of Cemig Capim Branco Energia S.A. (‘Cemig Capim Branco’) into Cemig GT was a precedent condition for conclusion of the Association between Cemig GT and Vale, since one of the assets to be subscribed by Cemig GT into the new company, Aliança, was its direct and indirect equity interests in the Capim Branco Consortium.

Since Cemig Capim Branco would be merged into Cemig GT, resulting in the extinction of Cemig Capim Branco (issuer of the debentures) and in the merger of all its assets and liabilities into Cemig GT, it was necessary to proceed to the repurchase by Cemig Capim Branco of the 7,200 debentures in circulation, which was made at their nominal unit value of R$ 10, plus the Remuneratory Interest, calculated pro rata temporis from the date of the last payment of the Remuneratory Interest up to the date of repurchase, resulting in a total amount on December 19, 2014 of R$ 78.

The debentures acquired by Cemig Capim Branco will be cancelled. However, on December 31, 2014 they remained in Treasury.

Debentures

The debentures issued by the Company are not convertible into shares, and have the following characteristics:

Issuer	Guarantee	Annual cost (%)	Maturity	31/12/2014	31/12/2013
Cemig GT – Minas Gerais State Govt.	None	IGP-M	2031	—	60
Cemig GT – 2nd Issue – 2nd Series	None	IPCA + 7.68	2015	554	1,025
Cemig GT – 3rd Issue – 1st Series	Unsecured	CDI + 0.90	2017	529	519
Cemig GT – 3rd Issue – 3rd Series	Unsecured	IPCA + 6.20	2022	833	782
Cemig GT – 3rd Issue – 2nd Series	Unsecured	IPCA + 6.00	2019	248	233
Cemig GT – 4th Issue	Unsecured	CDI + 0.85	2016	501	—
Cemig GT – 5th Issue	Unsecured	CDI*1.70	2018	1,406	—
Cemig D – 3rd Issue – 1st Series	Surety	CDI + 0.69	2018	452	442
Cemig D – 3rd Issue – 2nd Series	Surety	IPCA + 4.70	2021	1,266	1,188
Cemig D – 3rd Issue – 3rd Series	Surety	IPCA + 5.10	2025	758	711
Capim Branco	Surety	CDI + 0.80	2018	—	77
Cemig D – 2nd Issue	None	IPCA + 7.96	2017	598	561
Cemig D – 1st Issue	Unsecured	IGP-M + 10.50	2014	—	424
Gasmig	Unsecured	TJLP+3.12	2016	90	—
Gasmig	Unsecured	CDI+0.62	2015	100	—
Gasmig	Unsecured	CDI+0.74	2018	100	—
Gasmig	Unsecured	TJLP+7.82 (75%) and Selic+1.82(25%)	2022	90	—

TOTAL				7,525	6,022

For the debentures issued by the Company, there are no restrictive covenants, nor agreements for renegotiation, nor debentures held in treasury. There is an early maturity cross-default clause in the event of non-payment of any pecuniary obligation with individual or aggregate value greater than R$ 50 million.

Restrictive covenants

The Company has financing contracts with the Brazilian Development Bank (BNDES), with covenants related to financial indices, calculated annually in a balance sheet audited by an independent auditing company registered with the CVM, as follows:

Covenant	Required ratio
Shareholders’ equity of the Guarantor / Total assets of the Guarantor (1)	30% or more
Shareholders’ equity / Total assets of the Guarantor (Cemig – Cia. Energética de Minas Gerais) (2)	30% or more
Net debt / Ebitda (2)	4x or less

(1)	If it does not succeed in achieving the required ratio, the subsidiary Cemig GT will have six months from the end of the business year in which the ratio was found, to: (i) constitute real guarantees which in the assessment of the BNDES represent 130.00% of the value of the debtor balance of the contract; or (ii) present an interim balance sheet, audited by an auditor registered with the CVM (Securities Commission), that indicates the return to the index required.

(2)	If it does not meet the required indices, the Company must, within 30 calendar days from the date of written notice by the BNDES on non-achievement of one of the indices, constitute real guarantees which in the assessment of the BNDES represent 130.00% of the value of the amount outstanding under the contract, unless the levels referred to have been re-established within that period.

On December 31, 2014, all restrictive covenants were complied with.

20. REGULATORY CHARGES

	2014	2013
Global Reversion Reserve – RGR	48	58
Energy Development Account – CDE	21	12
Eletrobrás – Compulsory loan	1	1
ANEEL inspection charge	3	3
Energy Efficiency	138	124
Research and Development	99	103
Energy System Expansion Research	4	3
National Scientific and Technological Development Fund	8	6
Proinfa Alternative Energy Program	4	5
Emergency capacity charge	32	31

	358	346

Current liabilities	106	153
Non-current liabilities	252	193

21. POST-RETIREMENT LIABILITIES

Forluz Pension plan (a Supplementary retirement pension plan)

Cemig is a sponsor of Forluz – Forluminas Social Security Foundation, a non-profit legal entity whose object is to provide its associates and participants and their dependents with a financial income to complement retirement and pension, in accordance with the Forluz pension plan that they are subscribed in.

Forluz makes the following supplementary pension benefit plans available to its participants:

The Mixed Benefits Plan (‘Plan B’): This plan operates as a defined-contribution plan during the fund accumulation phase for retirement benefits for normal time of service, and as a defined-benefit plan for disability or death of participants still in active employment, and for receipt of benefits for time of contribution. The Sponsors match the basic monthly contributions of the participants. This is the only plan open for joining by new participants.

Pension Benefits Balances Plan (‘Plan A’): This plan includes all currently employed and assisted participants who opted to migrate from the Company’s previously sponsored defined benefit plan, and are entitled to a benefit proportional to those balances. For participants who are still working, this benefit has been deferred to the retirement date.

Cemig, Cemig GT and Cemig D also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees, and contribute to a health plan and a dental plan for the active employees, retired employees and dependents, administered by Cemig Saúde.

Amortization of the actuarial obligations and recognition in the financial statements

In this Note the Company states its obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and the Life Insurance Plan in accordance with the standards specified by the IAS 19 – Employee Benefits, and an independent actuarial opinion issued as of December 31, 2014.

The Company has recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$ 799 on December 31, 2014 (R$ 808 on December 31, 2013). This amount has been recognized as an obligation payable by Cemig, its subsidiaries and jointly-controlled entities, and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table). After the Third Amendment to the Forluz Agreement, the amounts began to be adjusted only by the IPCA Inflation Index (Índice Nacional de Preços ao Consumidor Amplo, or Amplified National Consumer Price Index) published by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE), plus 6% per year.

Thus, for the retirement obligations, the liability recognized in the Statement of financial position is the debt agreed with Forluz for amortization of the actuarial obligations mentioned above, in view of the fact that it is greater than the liability to the pension fund contained in the actuary’s opinion. Because the Company is required to pay this debt even if Forluz has a surplus, the Company decided to record the debt in full, and record the effects of monetary updating and interest in the Statement of income.

Independent Actuarial Information

The consolidated actuarial information of the Holding company and of the subsidiaries Cemig GT and Cemig D is as follows:

2014	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Present value of funded obligations	8,124	1,120	33	680	9,957
Fair value of plan assets	(8,051)	—	—	—	(8,051)

Net liabilities (net assets)	73	1,120	33	680	1,906

Adjustment to Asset Ceiling	79	—	—	—	79

Adjusted net liabilities	152	1,120	33	680	1,985

Complement for debt to Forluz	646	—	—	—	646

Net liabilities in statement of financial position	798	1,120	33	680	2,631

2013	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Present value of funded obligations	7,352	1,012	29	600	8,993
Fair value of plan assets	(7,728)	—	—	—	(7,728)

Net liabilities (net assets)	(376)	1,012	29	600	1,265

Adjustment to Asset Ceiling	376	—	—	—	376
Adjusted net liabilities	—	1,012	29	600	1,641

Complement for debt to Forluz	808	—	—	—	808

Net liabilities in statement of financial position 2013	808	1,012	29	600	2,449

As noted above, the Company records an additional obligation to account for the difference between the net obligation for supplementary provision of retirement pensions stated in the actuarial opinion and the debt agreed upon with Forluz.

The difference between the net liability recorded in the Statement of financial position and the net liabilities found in the actuarial opinion was recognized in full, with a counterentry in Shareholders’ equity. As a result there was an accumulated reduction in shareholders’equity in December 2014 as a result of this accounting practice, in the amount of R$ 51 (net of deferred tax effects).

The changes in the present value of the defined benefit obligation are as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Defined-benefit obligation on Jan. 1, 2013	9,191	820	22	736	10,769

Cost of current service	11	17	—	8	36
Interest on the actuarial obligation	806	72	2	68	948
Actuarial losses (gains) recognized	(2,037)	169	6	(200)	(2,062)
Benefits paid	(619)	(66)	(2)	(12)	(699)

Defined-benefit obligation on December 31. 2013	7,352	1,012	28	600	8,992

Cost of current service	6	6	—	4	16
Interest on the actuarial obligation	869	125	4	73	1,071
Actuarial losses (gains) recognized	570	50	2	14	636
Benefits paid	(673)	(73)	(2)	(11)	(759)

Defined-benefit obligation on December 31. 2014	8,124	1,120	32	680	9,956

Changes in the fair values of the plan assets were as follows:

Pension plans and retirement supplement plans
Fair value of the assets of the plan at December 31. 2012	8,142

Real return on the investments	104
Contributions from the Employer	101
Benefits paid	(619)

Fair value at December 31. 2013	7,728

Real return on the investments	889
Contributions from the Employer	107
Benefits paid	(673)

Fair value at December 31. 2014	8,051

The amounts recognized in the 2014, 2013 and 2012 Statement of income are as follows:

2014	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	6	6	—	4	16
Interest on the actuarial obligation	869	125	4	73	1,071
Expected return on the assets of the Plan	(922)	—	—	—	(922)

Expense as per actuarial opinion	(47)	131	4	77	165

Adjustment to the asset ceiling	47	—	—	—	47
Adjustment relating to debt to Forluz	99	—	—	—	99

Expense in 2014	99	131	4	77	311

2013	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	11	17	—	8	36
Interest on the actuarial obligation	806	72	2	68	948
Expected return on the assets of the Plan	(717)	—	—	—	(717)

Expense as per actuarial opinion	100	89	2	76	267

Adjustment relating to debt to Forluz	2	—	—	—	2

Expense in 2013	102	89	2	76	269

2012	Pension plans and retirement supplement plans		Health Plan	Dental Plan	Life insurance	Total
	Forluz	Braslight
Cost of current service	8	—	11	—	6	25
Interest on the actuarial obligation	703	74	60	2	53	892
Expected return on the assets of the Plan	(735)	(37)	—	—	—	(772)
Actuarial losses (gains) recognized	—	—	1	(1)	1	1

Expense as per actuarial opinion	(24)	37	72	1	60	146

Adjustment relating to debt to Forluz	117	—	—	—	—	117

Expense in 2012	93	37	72	1	60	263

Changes in net liabilities:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31. 2013	1,048	820	22	736	2,626

Expense (Revenue) Recognized in Statement of income	101	89	3	76	269
Contributions paid	(100)	(66)	(2)	(12)	(180)
Actuarial losses (gains)	(241)	169	6	(200)	(266)

Net liabilities on December 31. 2013	808	1,012	29	600	2,449

Expense (Revenue) Recognized in Statement of income	99	131	4	77	311
Contributions paid	(109)	(73)	(2)	(11)	(195)
Actuarial losses (gains)	—	50	2	14	66

Net liabilities on December 31. 2014	798	1,120	33	680	2,631

Current liabilities on December 31. 2014					153
Non-current liabilities on December 31. 2014					2,478

The expenses on pension funds are recorded in Financial revenues (expenses) because they represent the interest and monetary adjustments on the debt to Forluz, as mentioned previously in this Note. The expenses on the health, dental, and life insurance plans are recorded in the Other operating expenses line.

The independent actuary’s estimate for the expense amount to be recognized for the 2015 business year is as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	5	7	—	3	15
Interest on the actuarial obligation	934	135	4	81	1,154
Expected return on the assets of the Plan	(922)	—	—	—	(922)

Expense (Revenue) in 2015 as per actuarial opinion	17	142	4	84	247
Adjustment relating to debt to Forluz	83	—	—	—	83

Expense (Revenue) in 2015	100	142	4	84	330

Although the actuary’s report assumes a revenue in 2015 in relation to the pension fund, the Company will record a financial expense for the debt agreed with the Foundation, as mentioned above in this note. The expectation for the financial expense for the debt in 2015 is R$ 99.

The expectation for payment of benefits for the 2015 business year is as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Estimate of payments of benefits	709	77	2	13	801

The Company and its subsidiaries have the expectation of making contributions in 2015 of R$ 113 to the pension fund, and R$ 86 to the Defined Contribution Plan (recorded directly in the profit or loss for the year).

The principal categories of assets of the plan, as a percentage of the total of the plan’s assets, are as follows:

	2014	2013
Shares of Brazilian companies	8.68%	9.83%
Fixed income securities	58.16%	63.51%
Real estate property	8.16%	4.99%
Other	25.00%	21.67%

Total	100.00%	100.00%

The assets of the Pension Plan include the following assets, valued at fair value, of Cemig, Cemig GT and Cemig D:

	2014	2013
Non-convertible debentures issued by the Sponsor and subsidiaries	345	397
Shares issued by the Sponsor	9	9
Real estate properties of the Foundation occupied by the Sponsors	230	215

	584	621

Below is a sensitivity analysis of the effects of changes in the principal actuarial assumptions used to determine the defined-benefit obligation on December 31, 2014:

Effects on the defined-benefit obligation	Pension and retirement supplement plan	Health Plan	Dental Plan	Life insurance	TOTAL
Change in the Mortality Table by one year	298	17	—	26	341
Reduction of 1% in the discount rate	819	136	4	119	1,078

In the presentation of the sensitivity analysis, the present value of the defined-benefit obligation was calculated using the Unit Projected Credit method, the same method used to calculate the defined-benefit obligation recognized in the Statement of financial position. The Company has not made changes in the methods used to calculate its post-retirement obligations for the business years ending December 31, 2014 and 2013.

This table gives the main actuarial assumptions:

	2014	2013
Annual discount rate for present value of the actuarial obligation	12.00%	12.36%
Annual expected return on plan assets	12.00%	12.36%
Long-term annual inflation rate	5.50%	5.50%
Annual salary increases	7.61%	7.61%
Mortality rate	AT-2000	AT-2000
Disability rate	Álvaro Vindas	Álvaro Vindas
Disabled mortality rate	AT 49	AT 49

22. PROVISIONS

The Company and its subsidiaries are parties in certain legal and administrative proceedings before various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

The Company and its subsidiaries have made Provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company and its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. that an outflow of funds to settle the obligation will be necessary), as follows:

	2013	Additions	Reversals	Closed	Liabilities assumed in business combination¹	2014
Employment-law cases	146	250	(7)	(66)	—	323
Civil cases
Consumer relations	29	10	(10)	(10)	—	19
Other civil actions	23	12	(6)	(5)	—	24

	52	22	(16)	(15)	—	43
Tax	26	30	(18)	(16)	50	72
Environmental	1	1	(1)	—	—	1
Regulatory	50	8	(22)	—	—	36
Corporate (2)	—	239	—	—	—	239
Other	31	14	(2)	(2)	—	41

TOTAL	306	564	(66)	(99)	50	755

1.	Acquisition of an additional equity interest in, and control of, Gasmig, which began to consolidated in October 2014. More details in Note 14 to the financial statements.
2.	The difference in monetary updating of the Advance against Future Capital Increase made by the government of Minas Gerais State, subject of dispute, has been provisioned with a counterpart in Financial revenue (expenses). There are more details in Note26.

The Company’s management, in view of the long periods and manner of working of the Brazilian judiciary and tax and regulatory systems, believes that it is not practical to supply information that would be useful to the users of these financial statements about the time when any cash outflows, or any possibility of reimbursements, might take place in fact. The Company’s management believes that any disbursements in excess of the amounts provisioned, when the respective processes are completed, will not significantly affect the Company’s result of operations or financial position.

The details on the principal provisions and contingent liabilities are given below, these being the best estimates of expected future disbursements for these contingencies:

Provisions, made for legal actions in which the chances of loss have been assessed as ‘probable’; and contingent liabilities, for actions in which the chances of loss are assessed as ‘possible’

Employment-law cases

The Company and its subsidiaries are parties in various legal actions brought by its employees and by outsourced professionals. Most of these claims relate to overtime and compensation for occupational hazards. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments. The value of the contingency is approximately R$ 666 (R$ 536 on December 31, 2013), of which R$ 323 has been provisioned (R$ 146 on December 31, 2013) – this being the probable estimate for funds needed to settle these disputes.

The increase in the amount of the contingency is due, among other factors, to the larger volume of legal actions being taken by former employees, arising from severances over recent years, and also the higher volume of actions on hazard remuneration, due to new arguments which have emerged following recent legislative changes.

In addition to the issues described above the Company is party in an appeal to the courts arising from the collective work negotiation by representatives of the employees, to set terms for work to govern employment contracts in the period November 1, 2012 to October 31, 2013. This seeks various clauses including replenishment of inflation losses, real-terms increase, a salary floor and adjustment to economic clauses. The Judgment Summary of the Regional Federal Employment Court was published on July 4, 2013 and maintained the existing clauses in the prior collective agreement, without adding any new obligations upon the Company. On October 13, 2014 the Higher Employment Law Appeal Court (TST) published its judgment on an Ordinary Appeal, granting the appeal made by Sindieletro and granting a 3% (three per cent) real increase to the employees under the heading of productivity. The Company filed a motion for clarification with the specialized collective agreements panel of the TST, which denied its appeal on December 15, de 2014.

On December 31, 2014 the amount involved in this action was approximately R$ 127, which has been fully registered, due to the present phase of the case, and this has resulted in the assessment of the chances of loss in this action being adjusted from ‘possible’ to ‘probable’.

Consumer relations

The Company and its subsidiaries are parties in various civil actions relating to indemnity for pain and suffering and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$ 30 (R$ 61 on December 31, 2013), of which R$ 19 (R$ 29 on December 31, 2013) has been provisioned – this being the probable estimate for funds needed to settle these disputes.

This reduction is mainly due to the annulment of various penalty payments imposed on the Company by Procon.

Other civil cases

Cemig and its subsidiaries are parties in various civil actions claiming indemnity for pain and suffering and for material damages, among others, arising from incidents occurring in the normal course of business, in the amount of R$ 175 (R$ 132 on December 31, 2013), of which R$ 24 (R$ 23 on December 31, 2013) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned.

Tax

The Company and its subsidiaries are parties in numerous administrative and court actions relating to taxes, including, among other matters, subjects relating to the ICMS (Value Added) tax on goods and services; the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the tax on donations and legacies (ITCD), the Social Integration Program (Programa de Integração Social, or PIS), the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins), Corporate Income Tax (Imposto de Renda Pessoa Jurídica, or IRPJ), the Social Contribution Tax (Contribuição Social sobre o Lucro Líquido, or CSLL) and applications to stay tax execution on tax matters. The amount of the contingency is approximately R$ 266 (vs. R$ 115 on December 31, 2013). Of this total, R$ 73 has been provisioned (vs. R$ 26 on December 31, 2013) – this being the best probable estimate for funds needed to settle these disputes.

The increase in the amount of the contingency arises principally from completion of the acquisition of an additional equity stake in Gasmig, which began to be consolidated in October 2014, and also new administrative and court proceedings on subjects relating to the IPTU, ITR and ITCD. There are more details on the additional stake in Gasmig in Note14 to these financial statements.

Environmental

The Company and its subsidiaries are involved in environmental matters, in which the subjects include protected areas, environmental licenses, recovery of environmental damage, and other matters, in the approximate total amount of R$ 20 (R$ 5 on December 31, 2013), of which R$ 1 (R$ 1 on December 31, 2013) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Regulatory

The Company and its subsidiaries are parties in numerous administrative and court proceedings in which the main issues disputed are:

(i)	the tariff charges in invoices relating to the use of the distribution system by a self-producer;

(ii)	violation of targets for indicators of continuity in retail supply of electricity;

(iii)	the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. The value of the contingency is approximately R$ 154 (R$ 180 on December 31, 2013), of which R$ 35 has been provisioned (R$ 50 on December 31, 2013) – this being the best probable estimate for funds needed to settle these disputes.

This reduction results principally from finalization of the administrative proceeding on the subject of supposed violation of service provision continuity indicator targets, due to partial judgment in favor by ANEEL.

Corporate

Difference of monetary updating on the Advance against Future Capital Increase (AFAC) made by the Minas Gerais State Government

On December 19, 2014 the Finance Secretary of Minas Gerais State sent an Official Letter to Cemig requesting recalculation of the amounts relating to the Advances against Future Capital Increase made in 1995, 1996, and 1998, which were returned to Minas Gerais State in December 2011, for review of the criterion used by the Company for monetary updating, arguing that application of the Selic rate would be more appropriate, replacing the IGP-M index.

On December 29, 2014 the Company made an administrative deposit applying for suspension of enforceability of the credit being requested by the state, and for its non-inclusion in the Register of Debts owed to the state and in the Registry of Defaulted Payments owed to the state (CADIN).

Based on the opinion of the Company’s legal advisors, the chances of loss have been assessed as ‘probable’ and the amount provisioned, with a counterpart in Financial revenue (expenses) of R$ 239, which is the estimated probable amount of funds that might be used to settle the matter.

Other legal actions in the normal course of business

Breach of contract – provision of services of cleaning power line paths and accesses

The Company is a party in disputes alleging losses suffered as a result of supposed breach of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount provisioned is R$ 24 (R$ 20 at December 31, 2013), this being estimated as the likely amount of funds necessary to settle this dispute.

Other legal actions

In addition to the issues described above, the Company is involved, on plaintiff or defendant side, in other cases, of smaller scale, related to the normal course of its operations, with an estimated total amount of R$ 99 (R$ 91 on December 31, 2013), of which R$ 16 (R$ 11 on December 31, 2013) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned. Management believes that it has appropriate defense for these actions, and does not expect these issues to give rise to significant losses that could have an adverse effect on the Company’s financial position or profit.

Contingent liabilities – for cases in which the chances of loss are assessed as ‘possible’, and the Company believes it has arguments of merit for legal defense

Employment-law matters – outsourced labor

The Company is a party in a class action brought by the Public Attorneys for Employment Matters, in which the discussion centers on outsourcing of labor in a company’s end-activity. The amount of the contingency is approximately R$ 0.3 (R$ 59 at December 31, 2013), and carries the possibility of a penalty if the Company does not comply with a requirement for specific performance within a period determined by the court. Due to the decision in the Company’s favor by the Higher Employment-Law Appeal Court (Tribunal Superior do Trabalho, or TST), on acceptability of the action, in September 2014, the issue of penalty for non-compliance with specific performance was finalized, pending only the discussion of indemnity for collective moral losses. On this, the chances of loss continue to be assessed as ‘possible’, based on the opinion of the Company’s legal advisors.

Tax and similar charges

The Company is a party in numerous administrative and court proceedings in relation to taxes. Below are details of the principal cases:

Indemnity of the employees’ future benefit – the ‘Anuênio’

In 2006, the Company paid an indemnity to its employees, totaling R$ 178, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The company did not pay income tax nor Social Security contributions in relation to these amounts because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine arising from a differing interpretation by the federal tax authority and the National Social Security Institution (Instituto Nacional de Seguridade Social, or INSS), the Company decided to apply for an order of mandamus, and the court permitted payment into Court of R$ 122. This was posted in Escrow deposits in litigation. The amount of the contingency, updated, is R$ 239 (R$ 219 on December 31, 2013).

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has brought administrative proceedings against the Company, under various headings: employee profit shares (Participação nos Lucros e Resultados, or PLR), the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT), overtime payments, hazardous occupation payments, matters related to Sest/Senat (transport workers’ support programs), and fines for non-compliance with accessory obligations. The Company has presented defenses and awaits judgment. The amount of the contingency is approximately R$ 1,221 (R$ 824 on December 31, 2013). The chances of loss have been assessed as ‘possible’ – reflecting the belief that the requirements of Law 10,101/2000 have been complied with, and also that there is no legal obligation to sign an agreement prior to the business year to which the case refers. The change from 2013 to 2014 is mainly the result of new infringement notices, arising from more recent tax-generating events.

Non-homologation of offsetting of tax credit

In several administrative cases, the federal tax authority did not accept (and ratify) the Company’s declared offsetting of federal taxes using credits arising from undue or excess payment of federal taxes. The amount of the contingency is R$ 655 (R$ 302 on December 31, 2013). The Company has assessed the chance of loss as ‘possible’, since it believes that it has met the requirements of the National Tax Code (Código Tributário Nacional, or CTN) – and also because it is awaiting a statement of position by the Tax Administration on the data presented.

The increase in the contingency is mainly the effect of the Dispatch by the Federal Tax Department which did not homologate offsettings made by the Company in relation to the PIS and Cofins taxes, alleging that certain financial revenues were directly related with the activities of the Company. The probability of loss is assessed as ‘possible’, due to the Company having obtained a decision in favor, which became subject to no further appeal in 2012, in an Ordinary Action for recognition of unconstitutionality of application of PIS and Cofins taxes to revenues that did not originate from sales of merchandize or provision of services.

Corporate tax return – restitution and offsetting

The Company is a party in an administrative case involving requests for restitution and compensation of credits arising from tax carryforward balances indicated in the tax returns (DIPJs) for the calendar years from 1997 to 2000, and also for excess payments identified by the corresponding tax payment receipts (DARFs and DCTFs). Due to completion of all appeals in the administrative sphere, an ordinary legal action has been filed, for the approximate total amount of R$ 432 (R$ 363 on December 31, 2013). The chances of loss in this action are assessed as ‘possible’, due to nullities in the conduct of the administrative proceedings and mistaken assumptions made by the inspectors in the administrative judgment. The increase in the contingency arises mainly from inclusion of a charge payable in cases of debits inscribed in the receivable debt of the federal government that are the subject of tax execution.

Income tax withheld at sourced (IRRF) on capital gain in a stockholding transaction

The federal tax authority issued an infringement notice on Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to income tax withheld (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a stockholding transaction relating to the purchase by Parati of 100.00% of the equity interest held by Enlighted in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$ 170, and the chances of loss have been assessed as ‘possible’.

Social Contribution tax (‘CSLL’) on net income

The federal tax authority issued a claim for incorrect payment against the Company for the business years 2012 and 2013, alleging non-addition, or deduction, by the Company, of amounts relating to the following items in calculating the Social Contribution tax on net income: (i) Taxes with liability suspended; (ii) donations and sponsorship (Law 8313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$ 203. The Company has classified the chances of loss as ‘possible’, in accordance with the analysis of the case law on the subject and because it has presented arguments with consistent grounds.

Regulatory matters

Contribution for Public Illumination (CIP)

Cemig is defendant in several public civil actions (class actions), claiming nullity of the clause in the Electricity Supply Contracts for public illumination, signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed mistake by Cemig in the estimate of time that was used for calculation of the consumption of electricity for public illumination, funded by the Public Illumination Contribution (Contribuição para Illuminação Pública, or CIP).

The Company has not constituted a provision for this action, the amount of which is estimated at R$ 1,457 (R$ 1,291 on December 31, 2013). It has assessed the chances of loss in this action as ‘possible’, due to the Consumer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with ANEEL Resolutions 414 and 456, which deal with the subject.

Accounting of electricity sale transactions in the Electricity Trading Chamber (CCEE)

In an action dating from August 2002, AES Sul Distribuidora challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market (Mercado Atacadista de Energia, or MAE) (predecessor of the present Electricity Trading Chamber – Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing in 2001–2. It obtained an interim judgment in its favor in February 2006, which ordered ANEEL, working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, leaving out of account ANEEL’s Dispatch 288 of 2002.

This was to be put into effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig, referring to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$ 195 (R$ 146 on December 31, 2013). On November 9, 2008 the Company obtained an interim remedy in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE.

The Company has classified the chance of loss as ‘possible’, since this is a unique action (no similar action has previously been judged), and because it deals with the General Agreement for the Electricity Sector, in which the Company has the full documentation to support its arguments.

System Service Charges (ESS) – Resolution of the National Energy Policy Council

Resolution 3 of March 6, 2013 issued by the National Energy Policy Council (Conselho Nacional de Política Energética, or CNPE) established new criteria for the prorating of the cost of the additional dispatch of thermal plants. Under the new criteria, the costs of the System Service Charges for Electricity Security (Encargos do Serviço do Sistema, or ESS), which were previously prorated in full between Free Consumers and Distributors, was now to be prorated between all the agents participating in the National Grid System, including generators and traders.

In May 2013, the Brazilian Independent Electricity Producers Association (Associação Brasileira dos Produtores Independentes de Energia Elétrica, or Apine), with which the Company is associated, obtained an interim court remedy suspending the effects of Articles 2 and 3 of CNPE Resolution 3, exempting generators from payment of the ESS under the said Resolution.

The federal government filed an Interlocutory Appeal against the interim decision at the first instance, and the Regional Federal Court has begun its final judgment hearing on the matter.

As a result of the interim remedy, the CCEE (Wholesale Training Chamber) carried out the financial settlement for transactions in April through December 2013, using the criteria prior to the said Resolution. As a result, the Company recorded the costs of the ESS in accordance with the criteria for financial settlement published by the CCEE, without the effects of CNPE Resolution 3.

The amount of the contingency is approximately R$ 127 (R$ 109 on December 31, 2013). Based on the arguments and facts presented above, the Company’s legal advisors have assessed the chances of loss in this contingency as ‘possible’.

PPE assets in service

In August 2014 ANEEL filed a notice of infringement alleged the Company had not met all the requirements for appropriation of costs in works and other procedures adopted and its compliance with the current legislation. This is a type of inspection and complaint that has never happened before, relating as it does to the Electricity Sector Property Control Manual. The amount of the contingency is R$ 59 , on December 31, 2014. The Company has classified the chances of loss as ‘possible’, because it believes it has arguments of merit for legal defense. It has therefore not constituted a provision for this action.

Tariff increases

Exclusion of consumers inscribed as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and ANEEL, to avoid exclusion of consumers from classification in the Low-income Residential Tariff Sub-category, requesting an order for the Company to pay 200% of the amount allegedly paid in excess by consumers. Judgment was given in favor of the plaintiffs, but the Company and ANEEL have filed an interlocutory appeal and await judgment. On December 31, 2014 the amount of the contingency was approximately R$ 190 (R$ 142 on December 31, 2013). The Company has classified the chances of loss as ‘possible’ due to other favorable judgments on this theme.

Periodic Tariff Adjustment – Neutrality of ‘Portion A’

The Municipal Association for Protection of the Consumer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente, or Amprocom) filed a class action against the Company and against ANEEL, for identification of all the consumers allegedly damaged in the processes of Periodic Review and Annual Adjustment of tariffs, in the period 2002 to 2009, and restitution, through credits on electricity bills, of any amounts unduly charged, arising from non-consideration of the impact of future variations in consumer electricity demand on non-manageable cost components, from the distributor’s non-manageable costs (‘Portion A’ costs), and the allegedly undue inclusion of these gains in manageable costs of the distributor (‘Portion B’’ costs), causing economic/financial imbalance of the contract. This is an action that could affect all distribution concession holders, which could thus lead to a new Electricity Sector Agreement. The estimated amount of the contingency is R$ 234 (R$ 182 on December 31, 2013). The Company has classified the chance of loss as ‘possible’, because it believes it has arguments of merit for legal defense and therefore has not made a provision for this action.

Environmental matters

Impact arising from construction of plants

An environmental association, in a class action, has claimed indemnity for supposed collective environmental damages as a result of the construction and operation of the Nova Ponte Hydroelectric Plant.

Due to the changes made in the environmental legislation and the trend toward a consensus in case law, the Company has re-evaluated the amounts and probabilities of loss on the claims in this action from: R$ 254, with chance of loss ‘possible’, and R$ 807 with chance of loss ‘remote’, comprising a total of R$ 1,061 (R$ 1,801 on December 31, 2013). The Company believes it has arguments of merit for legal defense, and the adversary party has not demonstrated elements to prove its arguments, which will result in the need for an expert witness proof to corroborate them.

The Public Attorney’s Office of the State of Minas Gerais has brought class actions requiring the Company to invest at least 0.5% of its annual gross operating revenue, since 1997, in environmental protection and preservation of the water tables of the municipalities where Cemig’s power plants are located, and proportional indemnity for allegedly irreparable environmental damage caused, arising from omission to comply with Minas Gerais State Law 12,503/97.

The Company has filed appeals to the Higher Appeal Court (STJ) and the Federal Supreme Court (STF).

No provision has been constituted. The estimated amount of the contingency is R$ 77(R$ 108 on December 31, 2013).

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Based on the opinion of its legal advisors in relation to the changes that have been made in the new Forest Code and in the case law on this subject, the Company has classified the probability of loss in this dispute as ‘possible’. The estimated value of the contingency is R$ 24.

Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is a party in an administrative proceeding before the Audit Court of the State of Minas Gerais which challenges (i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013 – and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$ 328, and the Company believes that it has met the legal requirements, having based its actions on the Opinion of the Public Attorneys’ Office of the Audit Board of the State of Minas Gerais. Thus, it has assessed the chances of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

Breach of contract

The Company is a party in disputes alleging losses suffered as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as Luz Para Todos (‘Light for Everyone’). The estimated amount is R$ 183 (R$ 155 on December 31, 2013) and no provision has been made. The Company has classified the chances of loss as ‘possible’ as a result of the analysis that has been made of the argument and documentation used by the contracted parties in attempting to make the Company liable for any losses that allegedly occurred.

The Company is also a party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$ 25.

Irregularities in competitive tender proceedings

The Company is a party in a dispute alleging irregularities in competitive tender proceedings, governed by an online invitation to bid. The estimated amount is R$ 39, and no provision has been made. The Company has classified the chances of loss as ‘possible’, after analysis of the case law on this subject.

23. EQUITY AND REMUNERATION TO SHAREHOLDERS

The Company’s registered share capital on December 31, 2014 is R$ 6,294, in 420,764,708 common shares and 838,076,946 preferred shares, all with nominal value of R$ 5.00 (reais), as follows:

Shareholders	Number of shares on December 31,2014
	Common	%	Preferred	%	Total	%
Minas Gerais State	214,414,739	51		—	214,414,739	17
Other entities of M.G. State	56,703	—	79,001,657	9	79,058,360	7
AGC Energia S.A.	138,700,848	33	42,671,763	5	181,372,611	15
Others
In Brazil	57,399,306	14	129,586,308	16	186,985,614	14
Rest of world	10,193,112	2	586,817,218	70	597,010,330	47

Total	420,764,708	100	838,076,946	100	1,258,841,654	100

Shareholders	Number of shares on December 31,2013
	Common	%	Preferred	%	Total	%
Minas Gerais State	214,414,739	51	65,965,387	8	280,380,126	22
Other entities of M.G. State	56,703	—	13,036,270	2	13,092,973	1
AGC Energia S.A.	138,700,848	33	42,671,763	5	181,372,611	15
Others
In Brazil	55,080,872	13	209,157,483	25	264,238,355	21
Rest of world	12,511,546	3	507,246,043	60	519,757,589	41

Total	420,764,708	100	838,076,946	100	1,258,841,654	100

Earnings per share

The number of shares used in the calculation of basic profit and diluted profit per share, including the effect of the new shares, is as follows:

Number of shares	2014	2013	2012
Common shares	420,764,708	420,764,708	420,764,708
Preferred shares	838,076,946	838,076,946	838,076,946

	1,258,841,654	1,258,841,654	1,258,841,654

Held in treasury	(560,718)	(560,718)	(560,718)

Total	1,258,280,936	1,258,280,936	1,258,280,936

The Company does not have any dilutive instruments; each class of share carries an equal share in profits.

The following is the calculation of the basic and diluted profit per share:

	2014	2013	2012
Net income (A)	3,137	3,104	4,272
Total number of shares (B)	1,258,280,936	1,258,280,936	1,258,280,936

Basic and diluted profit per share (A/B) (R$)	2.49	2.47	3.40

Shareholders’ agreement

On August 1, 2011, the government of Minas Gerais State signed a Shareholders’ Agreement with AGC Energia S.A., with BNDES Participações S.A. as consenting party, valid for 15 years. The agreement maintains the State of Minas Gerais as dominant, sole and sovereign controlling shareholder of the Company, and attributes to AGC Energia certain prerogatives for the purpose of contributing to the sustainable growth of the Company, among other provisions.

(b) Reserves

The account lines Capital Reserves and Profit Reserves are made up as follows:

Capital reserves and shares in Treasury	2014	2013	2012
Remuneration of property, plants and equipament in progress – Own capital	—	—	1,313
Investment-related subsidies	1,857	1,857	2,573
Goodwill on issuance of shares	69	69	69
Shares in Treasury	(1)	(1)	(1)

	1,925	1,925	3,954

The Reserve for investment-related donations and subsidies basically refers to the compensation by the federal government for the difference between the profitability obtained by Cemig up to March 1993 and the minimum return guaranteed by the legislation in effect at the time.

The reserve for treasury shares refers to the pass-through by Finor of shares arising from funds applied in Cemig projects in the area covered by Sudene (the development agency for the Northeast) under tax incentive programs.

Profit reserves	2014	2013	2012
Legal reserve	853	853	853
Reserve under the By-laws	57	2,861	1,304
Retained earnings reserve	1,655	71	71
Tax incentives reserve	29	—	—
Proposal for distribution of additional dividends	—	55	628

	2,594	3,840	2,856

Legal reserve

Constitution of the Legal Reserve is obligatory, up to the limits established by law. The purpose of the Reserve is to ensure the security of the share capital, its use being allowed only for offsetting of losses or increase in the share capital. The Company did not deposit in the Legal Reserve in 2014 due to its having reached its legal limit.

Reserve under the by-laws

The Reserve under the By-laws is for future payment of extraordinary dividends, in accordance with Article 28 of the by-laws.

Retained Earnings reserve

The Retained Earnings Reserves are for profits not distributed in previous years, to guarantee execution of the Company’s Investment Program, and amortizations of loans and financings planned for the 2015 business year. The retentions are supported by capital budgets approved by the Board of Directors in the periods in question.

Tax Incentives Reserve

By its Decision Dispatch of July 21, 2014, the Brazilian federal tax authority (Receita Federal) recognized the Company’s right to reduction of 75% in income tax, including the tax paid at the additional rate, calculated on the basis of the operating profit in the region of Sudene (the Development Agency for the Northeast), for 10 years starting in 2014. The amount of the tax incentive gain recorded was R$ 29.

(c) Dividends

Ordinary dividends

Under its by-laws, Cemig is required to pay to its shareholders, as obligatory dividends, 50% of the net profit of each business year.

The preferred shares have preference in the event of reimbursement of capital and participate in profits on the same conditions as the common shares. They have the right to a minimum annual dividend equal to the greater of:

(a)	10% of their par value and
(b)	3% of the portion of equity that they represent.

Under the by-laws, Cemig’s shares held by private individuals have the right to a minimum dividend of 6% per year on their par value in all years when Cemig does not obtain sufficient profits to pay dividends to its shareholders. This guarantee is given by the State of Minas Gerais by Article 9 of State Law 828 of December 14, 1951 and Article 1 of State Law 8796 of April 29, 1985.

Under the Company’s by-laws, if the Company is able to pay dividends higher than the obligatory minimum dividend required for the preferred shareholders, and the remainder of net profit is sufficient to offer equal dividends for both the common and preferred shares, then the dividends per share will be the same for the holders of common shares and the holders of preferred shares. In all the periods presented, the Company has distributed equal dividends per share to the two classes of holders.

Dividends declared are paid in two equal installments, the first by June 30 and the second by December 30, of the year following the generation of the profit to which they refer. The Executive Board decides the location and processes of payment, subject to these periods.

The calculation of the dividends proposed for distribution to shareholders for 2014, 2013 and 2012 is as follows:

Calculation of the Minimum Dividends required by the Bylaws for the preferred shares	2014	2013	2012
Nominal value of the preferred shares	4,190	4,190	2,399
Percentage applied to the nominal value of the preferred shares	10.00%	10.00%	10.00%

Amount of the dividends by the First payment criterion	419	419	240
Equity	11,281	12,638	12,044
Preferred shares as a percentage of Equity (net of shares held in Treasury)	0.6658	0.6658	0.5627

Portion of Equity represented by the preferred shares	7,511	8,415	6,777

Percentage applied to the portion of Equity represented by the preferred shares	3.00%	3.00%	3.00%

Amount of the dividends by the Second payment criterion	225	252	203

Calculation of the Minimum Dividends required by the Bylaws for the preferred shares	419	419	240

Obligatory Dividend
Net profit for the year	3,137	3,104	4,272
Obligatory dividend – 50.00% of net income	1,568	1,552	2,136
Income tax withheld at source on Interest on Equity	27	49	154

Total dividends recorded as of December 31, 2014	1,595	1,601	2,290
Dividends proposed by management to the Annual General Meeting
Interest on Equity	230	533	1,700
Ordinary dividends	567	1,068	590

	797	1,601	2,290
Additional dividends proposed	—	55	—

Total dividends (net of withholding Income tax on Interest on Equity)	797	1,656	2,290
Total of the dividend for the preferred shares	531	1,103	1,525
Total of the dividend for the common shares	266	553	765
Dividends per share – R$
Minimum Dividends required by the by-laws for the preferred shares	0.50	0.50	0.50
Obligatory Dividend	1.27	1.27	1.82
Dividends proposed (net of withholding Income tax on Interest on Equity)	0.63	1.32	1.82

In December 2014 the Company declared payment of Interest on Equity, on account of the calculation of the obligatory dividend for 2014, in the amount of R$ 230, corresponding to R$ 0.18 per share – this resulted in a tax benefit of R$ 78.

Allocation of Net income for 2014 – Proposal by management

The Board of Directors will propose to the Annual General Meeting, to be held by April 30, 2015, that the profit for 2014, in the amount of R$ 3,137, and the balance of retained earnings, of R$ 71, should be allocated as follows:

•	R$ 797 to be paid as minimum obligatory dividend to the shareholders of the Company, as follows:

– R$ 230 in the form of Interest on Equity, in two equal installments by June 30 and December 30, 2015 to shareholders whose names were on the Company’s nominal share registry on December 26, 2014.

– R$ 567 as dividends for 2014, to be paid by December 30, 2015 to shareholders whose names are on the Company’s nominal share registry on the date on which the Annual General Meeting is held.

•	R$ 797 to be held in in Shareholders’ equity in the Reserve for obligatory dividends not distributed, to be paid as and when the Company’s financial situation permits;

•	R$ 1,584 to be held in Shareholders’ equity in the Retained earnings reserve, to guarantee the Company’s consolidated investments planned for the 2015 business year, in accordance with a capital budget; and

•	R$ 29 to be held in Shareholders’ equity in the Tax incentives reserve, in reference to the tax incentive amounts obtained in 2014 in relation to the investments made in the region of Sudene.

The minimum annual dividend was provisioned according to the by-laws.

Extraordinary dividends

Cemig’s Bylaws establish that, without prejudice to the obligatory dividend, every two years, or more frequently if the Company’s cash position permits, the Company will use the specific profit reserve for the distribution of extraordinary dividends, up to the limit of cash available, as decided by the Board of Directors, always complying with the Company’s Strategic Guidelines Plan and the dividend policy specified in that plan.

In a meeting held on June 27, 2014, the Board of Directors decided to pay extraordinary dividends in the amount of R$ 1,704, corresponding to R$ 1.35 (reais) per share.

The payment of the dividends was made in two portions, as to: R$ 1,100, corresponding to R$ 0.87 (reais) per share, paid in July 2014; and R$ 604, corresponding to R$ 0.48 (reais) per share, paid in September 2014.

In a meeting held on November 7, 2014, the Board of Directors decided to pay extraordinary dividends in the amount of R$ 1,100, corresponding to R$ 0.87 (reais) per share.

(d) Equity valuation adjustments

Equity valuation adjustments	2014	2013	2012
Adjustments to actuarial liabilities – Employee Retirement Benefits	(14)	(6)	(124)
Deemed cost of PP&E	780	850	959
Other comprehensive income in subsidiary and jointly-controlled entities
Cumulative translation adjustments	26	17	10
Adjustments to actuarial liabilities – Employee Retirement Benefits	(324)	(282)	(370)

	482	585	599

Equity valuation adjustments	468	579	475

Cumulative Translation Adjustments refer to the foreign exchange variance incurred upon conversion and consolidation of Transchile’s financial statements, based on the period-end exchange rates. This difference is posted directly in this account of Equity.

The amounts reported as deemed cost of the generation assets are due to the new valuation of the generation assets, with the assessment of their fair value at replacement cost in the initial adoption of international financial standards on January 1, 2009.

The new valuation of the generation assets resulted in an increase in their value, posted in the specific line of Equity, net of the tax effects.

24. REVENUE

	2014	2013	2012
Revenue from supply of electricity (a)	17,232	14,741	15,380
Revenue from use of the electricity distribution systems (TUSD) (b)	855	1,008	1,809
CVA and Other financial components in tariff increases (c)	1,107	—	—
Transmission revenue
Transmission concession revenue (c)	557	404	662
Transmission construction revenue (d)	80	91	107
Transmission indemnity revenue (c)	420	21	192
Distribution construction revenue (d)	861	884	1,229
Transactions in electricity on the CCEE	2,348	1,193	387
Other operating revenues (e)	1,706	1,047	506
Deductions from revenue (f)	(5,626)	(4,762)	(6,135)

Net operating revenue	19,540	14,627	14,137

a) Revenue from supply of electricity

This table shows supply of electricity by type of consumer:

	GWh (1)			R$
	2014	2013	2012	2014	2013	2012
Residential	10,014	9,473	8,871	5,183	4,518	4,890
Industrial	26,026	23,452	25,473	4,793	4,023	4,388
Commercial. Services and Others	6,395	6,036	5,723	2,786	2,354	2,533
Rural	3,390	3,028	2,857	908	741	782
Public authorities	891	861	830	381	328	364
Public illumination	1,298	1,267	1,242	358	311	342
Public service	1,273	1,242	1,186	369	320	355

Subtotal	49,287	45,359	46,182	14,778	12,595	13,654

Own consumption	37	35	34	—	—	—
Supply not yet invoiced. net	—	—	—	144	2	37

	49,324	45,394	46,216	14,922	12,597	13,691

Wholesale supply to other concession holders (2)	14,146	16,127	13,368	2,310	2,144	1,689

Total	63,470	61,521	59,584	17,232	14,741	15,380

(1)	Data not audited by external auditors.
(2)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

b) Revenue from Use of Distribution Systems (the TUSD charge)

A significant part of the large industrial consumers in the concession areas of Cemig D and Light are now ‘Free Consumers’ – energy is sold to theme by the Cemig group’s generation and transmission company, Cemig GT, as well as other generators. When these users became Free Consumers, they began to pay separate charges for use of the distribution network. This line (‘TUSD’) records those charges.

c) The CVA (Parcel A Costs Variation Compensation) Account, and Other financial components, in tariff adjustments

The gains arising from variations in the CVA account (Parcel A Cost Variations Compensation Account) and Other Financial Components, used in calculation of tariffs, were recognized based on amendments to the distribution concession contracts, made on December 10, 2014.

d) Transmission Concession Revenue and Indemnity Revenue

Transmission Revenue comprises the following:

•	Concession Transmission Revenue, which includes the portion received from agents of the electricity sector relating to operation and maintenance of the transmission lines;

•	Generation Connection System Revenue, arising from the transmission assets belonging to the generating units.

e) Construction revenue

Construction Revenue is substantially offset by Construction costs, and corresponds to the Company’s investments in assets of the concession in the period. In certain projects, it also includes the profit margin involved in the operation.

f) Transmission indemnity revenue

In June 2014 the Company made a reversal of R$ 63 to a provision made in 2012, relating to the investments in transmission made in the period May through December 2012, which were included in the valuation report filed with ANEEL on July 31, 2014. This provision was made at that time due to the uncertainties relating to the process of deciding the indemnity of the assets relating to that period.

In December 2014 the Company recorded in the statement of income for the year the difference between the amount of the valuation report preliminarily inspected by ANEEL, which corresponds to an indemnity of R$ 954 (net of the R$ 285 already received) in relation to the carrying amount of R$ 597, which corresponded to a gain of R$ 357. For more information please see Note13.

g) Revenue from transactions in electricity on the CCEE (Wholesale Trading Chamber)

The revenue from transactions made through the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of electricity in the Spot Market, through the CCEE.

h) Other operating revenues

	2014	2013	2012
Supply of gas	422	—	—
Charged service	11	10	17
Telecoms services	135	127	145
Services rendered	118	122	96
Subsidies (*)	790	673	176
Rental and leasing	81	57	71
Other	149	58	1

	1,706	1,047	506

(*)	Revenue recognized for the tariff subsidies applicable to users of distribution services, reimbursed by Eletrobras.

i) Deductions from revenue

	2014	2013	2012
Taxes on revenue
ICMS tax	3,198	2,780	3,087
Cofins tax	1,628	1,301	1,400
PIS and Pasep taxes	353	282	304
Other	6	5	5

	5,185	4,368	4,796
Charges to the consumer
Global Reversion Reserve – RGR	39	70	217
Energy Efficiency Program (P.E.E.)	47	40	28
Energy Development Account – CDE	211	132	498
Quota for the Fuel Consumption Account – CCC		25	458
Research and Development – P&D	49	41	35
National Scientific and Technological Development Fund – FNDCT	48	33	35
Energy System Expansion Research – EPE	24	18	17
Consumer charges – Proinfa alternative sources program	29	27	26
0.30% additional payment (Law 12111/09) (1)	(6)	8	25

	441	394	1339

	5,626	4,762	6,135

(1)	Reimbursement recognized by the Company in first quarter 2014, as per Official Letter 782/2013 authorized by ANEEL, due to excess payment.

25. OPERATING COSTS AND EXPENSES

	2014	2013	2012
Personnel (a)	1,252	1,284	1,173
Employees’ and managers’ profit shares	249	221	239
Post-retirement liabilities	212	176	134
Materials	381	123	73
Outsourced services (b)	953	917	906
Electricity purchased for resale (c)	7,428	5,207	4,683
Depreciation and amortization	801	824	763
Royalties for use of water resources	127	131	185
Operating provisions (reversals) (d)	581	305	671
Charges for the use of the national grid	744	575	883
Gas purchased for resale	254	—	—
Construction costs (e)	942	975	1,336
Other operating expenses. net (f)	527	493	481

	14,451	11,231	11,527

a) Personnel expenses

	2014	2013	2012
Remuneration and salary-related charges and expenses	1,098	1,039	1,031
Supplementary pension contributions – Defined-contribution plan	80	77	71
Assistance benefits	144	140	136

	1,322	1,256	1,238

Voluntary retirement program	4	78	34
( – ) Personnel costs transferred to Works in progress	(74)	(50)	(99)

	(70)	28	(65)

	1,252	1,284	1,173

b) Outsourced services

	2014	2013	2012
Collection / Meter reading / Bill delivery Agents	184	183	173
Communication	67	63	100
Maintenance and conservation of electrical facilities and equipment	230	208	197
Building conservation and cleaning	91	87	72
Contracted labor	7	17	31
Freight and airfares	11	8	10
Accommodation and meals	18	15	19
Security services	26	23	21
Consultancy	24	21	14
Maintenance and conservation of furniture and utensils	37	38	40
Maintenance and conservation of vehicles	12	9	11
Disconnection and reconnection	19	17	33
Environment	29	27	27
Legal services and procedural costs	31	32	20
Tree pruning	23	24	26
Cleaning of power line pathways	29	32	36
Copying and legal publications	9	9	12
Inspection of consumer units	4	5	6
Printing of tax invoices and electricity bills	5	7	5
Aircraft maintenance	—	1	1
Other	97	91	52

	953	917	906

c) Electricity purchased for resale

	2014	2013	2012
From Itaipu Binacional	830	1,016	886
Physical guarantee quota contracts	221	226	—
Quotas from Angra I and II Nuclear Plants	179	160	—
Spot market	1,263	304	768
Proinfa Program	262	256	228
‘Bilateral contracts’	380	333	291
Electricity acquired in Regulated Market auctions	3,242	2,121	2,209
Electricity acquired in the Free Market	1,762	1,285	707
Credits of Pasep and Cofins taxes	(711)	(494)	(406)

	7,428	5,207	4,683

d) Operating provisions (reversals)

	2014	2013	2012
Allowance for doubtful receivables	127	121	227
Contingency provision
Employment-law cases	242	171	3
Civil cases	6	(16)	31
Tax	13	(5)	(3)
Environmental	—	(4)	1
Regulatory	(14)	16	419
Other	12	22	(7)

	259	184	444

Provision for losses on investments
Put option—Parati (Note 14)	166	—	—
Put option—SAAG (Note 14)	29	—	—

	581	305	671

e) Construction cost

	2014	2013	2012
Personnel and managers	60	52	84
Materials	415	387	646
Outsourced services	385	461	547
Other	82	75	59

	942	975	1,336

f) Other operating expenses, net

	2014	2013	2012
Leasings and rentals	112	104	101
Advertising	19	43	7
Own consumption of electricity	17	13	14
Subsidies and donations	50	40	37
ANEEL inspection charge	36	40	42
Paid concession	23	22	25
Taxes and charges (IPTU. IPVA and others)	107	85	34
Insurance	9	8	8
CCEE annual charge	7	8	6
Net loss on deactivation and disposal of assets	100	83	126
Forluz – Administrative running cost	22	22	23
Support and sponsorships	6	8	4
Property and use rights	5	5	5
Indemnities – legal	1	4	2
Expense on O&M (*)	8	—	—
Other (Recovery of) expenses	5	8	47

	527	493	481

(*)	Cost arising from consolidation of Gasmig as from October 2014.

Operating Leases

The Company has operating lease contracts relating, mainly, to vehicles and buildings used in its operational activities. Their amounts are not material in relation to the Company’s total costs.

26. FINANCIAL REVENUES AND EXPENSES

	2014	2013	2012
FINANCIAL REVENUES
Income from cash investments	298	300	201
Late charges on overdue electricity bills	166	159	154
Foreign exchange variations	15	16	15
Pasep and Cofins taxes charged on financial revenues (Note 11)	(38)	81	(42)
Gains on financial instruments	—	2	21
Monetary variations	53	—	19
Monetary updating on Court escrow deposits (Note 11)	—	209	—
Monetary updating of CRC Account	—	43	2,383
Net updating of the Financial assets of the concession	58	5	—
Contractual penalty payments	10	19	—
Other	31	51	172

	593	885	2,923
FINANCIAL EXPENSES
Costs of loans and financings	(931)	(698)	(811)
Foreign exchange variations	(26)	(45)	(31)
Monetary updating – Loans and financings	(271)	(235)	(177)
Monetary updating – concession agreements	(17)	(24)	(32)
Charges and monetary updating on Post-retirement liabilities	(99)	(95)	(93)
Monetary updating – AFAC from Minas Gerais state government	(239)	—	—
Other	(111)	(97)	(150)

	(1,694)	(1,194)	(1,294)

NET FINANCIAL REVENUE (EXPENSES)	(1,101)	(309)	1,629

The Pasep and Cofins expenses apply to Interest on Equity.

In 2013 Cemig received a final judgment in its favor, against which there is no further appeal, in its legal action challenging the legality of §1º of Article 3 of Law 9718, of November 27, 1998, which had sought to expand the taxable calculation base for the Pasep and Cofins contributions on Financial revenue and Other non-operating revenues, for the period 1999 through January 2004.

In a consequent decision authorization was given to transfer the credit to its subsidiaries, as to 51.93% for Cemig D, and 48.07% for Cemig GT, and for these credits to be used to offset other federal taxes. Of the total gain of R$ 313, R$ 127 was recognized as reversal of Pasep and Cofins, and R$ 186 as revenue from monetary updating.

27. RELATED PARTY TRANSACTIONS

The principal balances and transactions with related parties of Cemig and its subsidiaries and jointly-controlled entities are:

COMPANY	ASSETS		LIABILITIES		REVENUE			EXPENSES
	2014	2013	2014	2013	2014	2013	2012	2014	2013	2012
Controlling shareholder
MINAS GERAIS STATE GOVT.
Current
Consumers and Traders (3)	3	21	—	—	105	88	96	—	—	—
Financings – BDMG	—	—	1	1	—	—	—	(1)	(1)	—
Non-current
Financings – BDMG	—	—	13	7	—	—	—	—	—	—
Debentures (4)	—	—	—	59	—	—	—	(30)	(7)	(6)
Jointly-controlled entities
LIGHTGER
Current
Transactions in electricity (1)	—	—	—	—	—	—	—	(10)	(10)	—
TAESA
Current
Transactions in electricity (1)	—	—	4	3	—	—	—	(33)	(29)	(34)
Interest on Equity, and dividends	—	—	—	—	—	—	—	—	—	—
BAGUARI ENERGIA
Current
Transactions in electricity (1)	—	—	—	—	—	—	—	(6)	(6)	(6)
Interest on Equity, and dividends	20	6	—	—	—	—	—	—	—	—
EATE
Current
Transactions in electricity (1)	—	—	1	1	—	—	—	(6)	(5)	(14)
CENTROESTE DE MINAS
Current
Transactions in electricity (1)	—	—	—	—	—	—	—	(1)	—	—
Interest on Equity, and dividends	2	1	—	—	—	—	—	—	—	—
MADEIRA ENERGIA
Transactions in electricity (1)	—	—	2	—	—	—	—	(124)	—	—
CACHOEIRÃO
Current
Interest on Equity, and dividends	2	2	—	—	—	—	—	—	—	—
PARATI
Current
Interest on Equity, and dividends	8	—	—	—	—	—	—	—	—	—
LIGHT
Current
Transactions in electricity (1)	—	1	—	1	9	20	32	—	—	(8)
Interest on Equity, and dividends	41	—	—	—	—	—	—	—	—	—
AXXIOM Soluções Tecnológicas
Current
Services (2)	—	—	2	—	—	—	—	(8)	—	—
Other related parties
FORLUZ
Current
Post-retirement benefits (5)	—	—	65	57	—	—	—	(99)	(101)	(93)
Personnel expenses (6)	—	—	—	—	—	—	—	(80)	(77)	(72)
Administrative running costs (7)	—	—	—	—	—	—	—	(22)	(22)	(22)
Operating leases (8)	—	—	1	1	—	—	—	(17)	(17)	(17)
Non-current
Post-retirement benefits (5)	—	—	735	750	—	—	—	—	—	—
CEMIG SAÚDE (HEALTH)
Current
Health Plan and Dental Plan (9)	—	—	74	68	—	—	—	(135)	(91)	(74)
Non-current
Health Plan and Dental Plan (9)	—	—	1,078	973	—	—	—	—	—	—

Main material comments on the above transactions:

(1)	Transactions in electricity between generators and distributors are through auctions organized by the federal government; transport of electricity by transmission companies takes place under the centralized operation of the National Electricity System Operator (ONS). These transactions thus take place on terms equivalent to those that prevail in arm’s length transactions.

(2)	Refers to obligations and expenses on development of management software.

(3)	Refers to sale of electricity to the government of the State of Minas Gerais – transactions made on terms equivalent to those which prevail in the transactions with independent parties, considering that the price of the electricity is that defined by ANEEL through a Resolution referring to the Company’s annual tariff adjustment.

(4)	Private issue of R$ 120,000 in non-convertible debentures, updated by the IGP–M inflation index, for completion of the Irapé hydroelectric plant, with redemption 25 years from the issue date. The contracts have been adjusted to present value, as per CPC12 (see Note19).

(5)	The contracts of Forluz are updated by the Expanded Consumer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE) (See Note21) and will be amortized up to the business year of 2024.

(6)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration (see Note25), in accordance with the regulations of the Fund.

(7)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.

(8)	Rental of the head office building.

(9)	Contribution by the sponsor to the employees’ Health Plan and Dental Plan.

For more information on the principal transactions, please see Notes 8, 17 and 24.

Optional acquisition of debentures from Minas Gerais State

On December 30, 2014, Cemig GT exercised its option to acquire the totality of the debentures subscribed by Minas Gerais State that had been issued for the construction of the Irapé Hydroelectric plant. For more details please see Note 19.

Increase in equity interest

Andrade Gutierrez Participações S.A. transferred the interest comprising 83% of the total share capital and 49% of the voting shares of SAAG Investimentos S.A. to an equity investment fund in which Cemig GT is an investor. For more details please see Note 14.

Guarantees and sureties for loans, financings and debentures

Cemig is provider of surety or guarantee of loans, financings and debentures of the following related parties – not consolidated in the financial statements because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Object of guarantee	2014	Maturity
Light / Norte Energia S.A.	Jointly-controlled entity	Counter-guarantee	Financing	684	2042
Norte Energia S.A.	Affiliated	Surety	Financing	1,138	2042
Santo Antônio Energia S.A.	Jointly-controlled entity	Surety	Financing	988	2034
Santo Antônio Energia S.A.	Jointly-controlled entity	Surety	Debentures	317	2037
Guanhães	Jointly-controlled entity	Surety	Debentures	101	2014
Centroeste	Jointly-controlled entity	Surety	Financing	10	2023

				3,238

At December 31, 2014, Management believes that there is no need to recognize any provisions in the Company’s financial statements for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha – the exclusive investment fund of Cemig and its subsidiaries and affiliates

Cemig and its subsidiaries and affiliates invest part of their financial resources in an exclusive investment fund, which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund are accounted under ‘Securities’ in current and non-current assets on December 31, 2014, in proportion to the interests held by the companies in the fund.

The funds applied in this investment fund are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

The financial investments in securities of related parties, corresponding to the proportionate equity interests of the Cemig group in the investment fund, on December 31, 2014, are as follows:

Issuer of security	Type	Annual contractual conditions	Maturity	Cemig Holding Company 3.41%	Cemig GT 44.89%	Cemig D 7.08%	Other subsidiaries* 15.33% *	Total
Axxiom	Debentures	109.00%% of the CDI Rate	29/01/2016	—	5	1	2	8
Cemig GT	Debentures	CDI + 0.75%	23/12/2016	3	22	3	8	36
Cemig GT	Debentures	CDI + 0.90%	15/02/2017	—	5	1	2	8
Cemig GT	Promissory Notes	106.85%% of CDI Rate	22/06/2015	1	10	2	3	16
ETAU	Debentures	108.00%% of CDI Rate	01/12/2019	—	5	1	1	7
Cemig Telecom	Promissory Notes	110.40%% of CDI Rate	14/12/2015	—	2	—	1	3

				4	49	8	17	78

(*) Refers to the other companies consolidated by Cemig, which also have participation in the investment funds.

Issuer of security	Type	Annual contractual conditions	Maturity	Cemig Holding Company 3.41%	Cemig GT 44.89%	Cemig D 7.08%	Other subsidiaries* 15.33% *	Total
Cemig GT	Debentures	CDI + 0.90%	15/02/2017	1	4	1	1	7
EATE	Promissory Notes	CDI + 0.50%	18/06/2014	12	35	6	14	67
Guanhaes	Promissory Notes	108.00%	16/04/2014	6	18	3	7	34
Guanhaes	Debentures	106.00%	22/04/2014	8	25	3	10	46
Axxiom	Debentures	109.00%	29/01/2016	2	6	1	2	11

				29	88	14	34	165

Remuneration of key management personnel

The costs of key management personnel are recorded and paid, in full, by the company, and are shown in this table:

	2014	2013	2012
Remuneration	9	9	8
Profit shares	3	2	2
Post-retirement benefits	1	1	1
Assistance benefits	—	—	1

	13	12	12

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The financial instruments of the Company and its subsidiaries are restricted to the following: Cash and cash equivalents; Securities; Consumers, Traders and Electricity transport concession holders; Financial assets of the concession related to infrastructure; Investments in infrastructure; Linked funds; Escrow deposits in litigation; the CVA (Portion A Costs Variation Compensation) Account and Other Financial Components in tariff adjustments; Loans and financings; Concession obligations payable; Suppliers; and Post-employment obligations. The gains and losses on transactions are recorded in full in the profit or loss for the business year or in Shareholders’ equity, by the accrual method.

The Company’s financial instruments and those of its subsidiaries are recorded at fair value and measured in accordance with the following classifications:

•	Loans and receivables – This category contains: Cash equivalents; Credits receivable from consumers, Traders and Electricity transport concession holders; Linked funds; Escrow deposits in litigation; and Financial assets of the concession not covered by Law 12783/13 (Provisional Measure 579); and also Funds received from the Energy Development Account (CDE). They are recognized at their nominal realization value, which is similar to fair value.

•	Financial instruments measured at fair value through profit or loss: Securities and Put options are in this category. They are valued at fair value and the gains or losses are recognized directly in the Statement of income.

•	Financial instruments held to maturity: Securities are in this category, when there is a positive intention to hold them to maturity. They are measured at amortized cost, using the effective interest method.

•	Financial instruments available for sale: As from December 31, 2012, in this category are: Financial assets of the concession covered by Law 12783/13. They are measured at New Replacement Value (Valor Novo de Reposição, or VNR), which is equivalent to fair value on the date of these financial statements.

•	Non-derivative financial liabilities – In this category are: Loans and financings; Obligations under debentures; Debt agreed with the Pension Fund (Forluz); Concessions payable; Post-retirement obligations; and Suppliers. They are measured at amortized cost using the effective rates method. The Company has calculated the fair value of its Loans, financings and debentures using the CDI rate + 1.70% p.a. – based on its most recent funding. For the following, the Company considered fair value to be substantially equal to book value: Loans, financings and debentures with annual rates between IPCA + 6.00% to 7.96% and CDI + 0.69% to 1.70%. For the financings from the BNDES and Eletrobras, fair value is conceptually similar to book value, due to the specific characteristics of the transactions.

Financial instrument categories	2014		2013
	Book value	Fair value	Book value	Fair value
Financial assets:
Loans and receivables
Cash equivalents – Banks	89	89	75	75
Cash equivalents – Cash investments	798	798	2,127	2,127
Consumers and traders	2,345	2,345	2,092	2,092
Concession holders – Transport of electricity	254	254	249	249
Financial assets of the concession related to transmission infrastructure	1,273	1,273	779	779
Reimbursement of tariff subsidies, and Funding from the Energy Development Account (CDE)	345	345	175	175
Escrow deposits in litigation	1,535	1,535	1,180	1,180
Financial assets of distribution concession – CVA and Other financial components	1,107	1,107	—	—
Restricted cash	1	1	2	2

	7,747	7,747	6,679	6,679
Available for sale
Financial assets of the concession related to distribution infrastructure	5,944	5,944	5,064	5,064
Held to maturity
Securities	111	110	386	385
Measured at fair value through profit or loss:
Held for trading
Securities	901	901	638	638
Financial liabilities:
Fair value through profit or loss:
Put options	195	195	—	—
Valued at amortized cost
Suppliers	1,604	1,604	1,066	1,066
Loans. financings and debentures	13,509	13,241	9,457	9,620
Concessions payable	179	223	172	267
Debt agreed with pension fund (Forluz)	798	798	808	808

	16,090	15,866	11,503	11,761

a) Risk management

Corporate risk management is a management tool that is an integral part of the Company’s corporate governance practices, and is aligned with the process of planning, which sets the Company’s strategic business objectives.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies to control the Company’s exposure to foreign exchange rate risk, interest rate risk, and inflation risks.

A key aim of the Financial Risks Management Committee is to give predictability to the Company’s cash flow and position for a maximum of 12 months, taking into account the economic scenario published by a firm of external consultants.

The principal risks to which the Company is exposed are as follows:

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, especially of the US dollar against the Real, with significant impact on indebtedness, profit and cash flow.

This table gives the net exposure to exchange rates:

Exposure to exchange rates	2014		2013
	Foreign currency	R$	Foreign currency	R$
US dollars
Loans and financings (Note 20)	9	24	17	40
Suppliers (Itaipu Binacional)	58	149	77	180

	67	173	94	220

Euro
Loans. financings and debentures – Euros (Note 20)	5	15	2	6

Net liabilities exposed		188		226

(*)	BNDES monetary unit – reflects the weighted average of the FX variations in the BNDES Basket of Currencies.

Sensitivity analysis

Based on its financial consultants, the Company estimates that in a probable scenario, the variation in foreign currencies in relation to the Real at December 31, 2015 will be an appreciation of the dollar by 12.95%, for the dollar, to R$ 3.00; and against the Euro a depreciation of 2.26%, to R$ 3.30. The Company has made a sensitivity analysis of the effects on the Company’s profit arising from depreciation of the Real exchange rate by 25%, and by 50%, in relation to this ‘probable’ scenario, naming these scenarios ‘possible’ and ‘remote’ respectively.

Risk: foreign exchange rate exposure	Base scenario Dec. 31. 2014	’Probable’ scenario	‘Possible’ scenario: FX depreciation 25%	Remote’ scenario: FX depreciation 50%
US dollar
Loans and financings (Note 19)	24	28	35	42
Suppliers (Itaipu Binacional)	149	168	210	252

	173	196	245	294
Euro
Loans and financings (Note 19)	15	15	19	23

Net liabilities exposed	188	211	264	317

Net effect of exchange rate variation		23	76	129

Interest rate risk

Cemig and its subsidiaries are exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 49 (R$ 51 on December 31, 2013).

The Company is exposed to the risk of increase in domestic Brazilian interest rates through its net liabilities, indexed to the variations in the Selic and CDI rates, as follows:

Exposure to domestic interest rate changes	2014	2013
Assets
Cash equivalents – Short-term investments (Note 6)	798	2,127
Securities (Note 7)	1,011	1,023
Restricted cash	1	2
CVA and Other financial components in tariffs – Selic rate * (Note 13)	1,107	—

	2,917	3,152
Liabilities
Loans. financings and debentures – CDI rate (Note 19)	(8,634)	(3,944)
Loans. financings and debentures – TJLP (Note 19)	(319)	(142)
	(8,953)	(4,086)

Net liabilities exposed	(6,036)	(934)

(*)	Amounts of CVA and Other financial components, indexed to the Selic rate.

Sensitivity analysis

The Company estimates that, in a probable scenario, on December 31, 2015 the Selic rate will be 13.25% p.a. and the TJLP will be 6.50% p.a. The Company has made a sensitivity analysis of the effects on its profit arising from increases in rates of 25% and 50% in relation to this ‘probable’ scenario. Variation in the CDI rate accompanies the variation in the Selic rate.

Estimation of the scenarios for the path of interest rates will consider the projection of the Company’s scenarios, based on its financial consultants.

Risk: Increase in Brazilian interest rates	31/12/2014	December 31. 2015
	Book value	‘Probable’ scenario Selic 13.25% TJLP 6.50%	‘Possible’ scenario Selic 16.56% TJLP 8.13%	‘Remote’ Scenario Selic 19.88% TJLP 9.75%
Assets
Cash investments (Note 6)	798	904	931	957
Securities (Note 7)	1,011	1,145	1,179	1,212
Restricted cash	1	1	1	1
CVA and Other financial components of tariff – Selic rate	1,107	1,253	1,290	1,327

	2,917	3,303	3,401	3,497
Liabilities
Loans. financings and debentures – CDI rate (Note 19)	(8,634)	(9,778)	(10,064)	(10,350)
Loans and financings – TJLP (Note 19)	(319)	(339)	(344)	(350)

	(8,953)	(10,117)	(10,408)	(10,700)

Net liabilities exposed	(6,036)	(6,814)	(7,007)	(7,203)

Net effect of variation in interest rates		(778)	(971)	(1,167)

Risk of increase in inflation

The Company has assets indexed to inflation in amounts higher than its liabilities, on December 31, 2014, as follows:

Exposure to increase in inflation	2014	2013
Assets
Financial assets of the concession related to infrastructure – IGP-M index (note 13)*	5,370	5,597
Liabilities
Loans. financings and debentures – IPCA index (Note 19)	(4,258)	(4,501)
Loans. financings and debentures – IGP-M index (Note 19)	—	(484)

	(4,258)	(4,985)

Net assets exposed	1,112	612

(*)	Value of the Financial assets of the concession homologated by ANEEL in Dispatch 729 of March 25, 2014.

Sensitivity analysis

In relation to the most significant risk of increase in inflation, the Company estimates that, in a probable scenario, on December 31, 2015 the IPCA inflation index will be 7.83%. The Company has made a sensitivity analysis of the effects on its profit arising from increases in inflation of 25% and 50% in relation to the ‘probable’ scenario, naming these the ‘possible’ and ‘remote’ scenarios, respectively.

Risk: increase in inflation	31/12/2014	December 31. 2015
	Book value	‘Probable’ scenario IPCA 7.83% IGP-M 6.16%	‘Possible’ scenario IPCA 9.79% IGP-M 7.70%	‘Remote’ scenario IPCA 11.75% IGP-M 9.24%
Assets
Financial assets of the concession related to infrastructure– IGP-M index (note 14)	5,370	5,700	5,783	5,866
Liabilities
Loans. financings and debentures – IPCA index (Note 19)	(4,258)	(4,591)	(4,674)	(4,758)

Net assets exposed	1,112	1,109	1,109	1,108

Net effect of variation in IPCA / IGP–M indices		(3)	(3)	(4)

Liquidity risk

Cemig has sufficient cash flow to cover the cash needs related to its operating activities.

The Company manages liquidity risk with a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

Cemig manages liquidity risk by permanently monitoring its cash flow in a conservative, budget-oriented manner. Balances are projected monthly, for each one of the companies, over a period of 12 months, and daily liquidity is projected over 180 days.

Short-term investments must comply with certain rigid investing principles established in the Company’s Cash Investment Policy, which was approved by the Financial Risks Management Committee. These include applying its resources in exclusive private credit investment funds, without market risk, and investment of the remainder directly in bank CDs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability on its investment transactions through performing a rigid analysis of financial institutions’ credit, obeying operational limits with banks based on assessments that take into account the financial institutions’ ratings, risk exposures and equity position. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

The greater part of the electricity produced by the Company is generated by hydroelectric plants.

A prolonged period of scarce rainfall can result in lower water volumes in the plants’ reservoirs, possibly causing losses due to increased costs of purchasing electricity, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of electricity. Prolongation of generation by thermoelectric plants can pressure costs of acquisition of electricity for the distributors, causing a greater need for cash, and can impact future tariff increases – as indeed has happened with the Extraordinary Tariff Review granted to the distributors in March 2015.

On the reporting date the Company had excess of current liabilities over current assets as described in Note 1. The flow of payments of the Company’s obligations, for debt agreed with the pension fund, and under loans, financings and debentures, for floating and fixed rates, including the interest specified in contracts, is shown in the table below:

	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans. financings and debentures	808	1,936	3,030	8,675	3,094	17,543
Concessions payable	2	5	13	77	140	237
Debt agreed with pension fund (Forluz)	9	28	77	666	560	1,340

	819	1,969	3,120	9,418	3,794	19,120
- Fixed rate
Suppliers	1,499	104	—	—	—	1,603

	2,318	2,073	3,120	9,418	3,794	20,723

Credit risk

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its clients is considered to be low. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers. Negotiations are also entered into for receipt of any receivables in arrears. The risk is also reduced by the extremely wide client base.

The allowance for doubtful debtors constituted on December 31, 2014, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries and jointly-controlled entities, was R$ 650.

In relation to the risk of losses resulting from insolvency of the financial institutions at which the Company or its subsidiaries have deposits, a Cash Investment Policy was approved and has been in effect since 2004.

Cemig manages the counterparty risk of financial institutions based on an internal policy approved by its Financial Risks Management Committee.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have fixed-income characteristics, always indexed to the CDI rate. The Company does not carry out any transactions that would bring volatility risk into its financial statements.

As a management instrument, Cemig divides the investment of its funds into direct purchases of securities (own portfolio) and two investment funds. The investment funds invest the funds exclusively in fixed income products, and companies of the Group are the only unit holders. They obey the same policy adopted in the investments for the Company’s directly-held own portfolio.

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.	Rating by three risk rating agencies.
2.	Equity greater than R$ 400.
3.	Basel ratio above 12.

Banks that exceed these thresholds are classified in three groups, by the value of their equity; and within this classification, limits of concentration by group and by institution are set, as follows:

Group	Equity	Concentration	Limit per bank (% of Equity)*
A1	Over R$ 3.5 billion	Minimum 80%	6% to 9%
A2	R$ 1.0 billion to R$ 3.5 billion	Maximum 20%	5% to 8%
B	R$ 400 million to R$ 1.0 billion	Maximum 20%	5% to 7%

*	The percentage assigned to each bank depends on an individual assessment of indicators such as liquidity, quality of the credit portfolio, and other aspects.

Further to these points, Cemig also establishes two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.
2.	No bank may have more than 50% of the portfolio of any individual company.

Risk of early maturity of debt

The subsidiary Cemig GT and Cemig D have financing contracts with restrictive covenants, normally applicable to this type of transaction, related to the guarantor, Cemig, compliance with a financial index, required to be compliant annually. Non-compliance with these clauses, which is checked annually at the end of the year, obliges the debtor to constitute additional guarantees, on penalty of accelerating maturity of the debt.

On December 31, 2014, all restrictive covenants were complied with.

Capital management

This table shows the Company’s net liabilities in relation to its Equity at the end of the business year:

	2014	2013
Total liabilities	23,715	17,176
(–) Cash and cash equivalents	(887)	(2,202)
(–) Restricted cash	(1)	(2)

Net liabilities	22,827	14,972

Total of equity	11,285	12,638

Net liabilities / Equity	2.02	1.18

29. MEASUREMENT AT FAIR VALUE

The Company measures its financial assets and liabilities at fair value. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Fair Value Hierarchy aims to increase consistency and comparability: it divides the inputs used in measuring fair value into three broad levels, as follows:

•	Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions.

•	Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business considerations.

•	Level 3 – No active market: Unobservable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, and/or of derivatives linked to them which are to be settled by delivery of unquoted securities, is determined based on generally accepted valuation techniques, mainly related to discounted cash flow analysis.

This is a summary of the instruments that are measured at fair value:

	Balance at December 31. 2014	Fair value at December 31. 2014
		Active market – Quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market – Unobservable inputs (Level 3)
Assets
Securities
Bank certificates of deposit	232	—	232	—
Treasury Financial Notes (LFTs)	85	85	—	—
Financial Notes – Banks	470	—	470	—
Debentures	98	—	98	—
Other	15	—	15	—

	900	85	815	—
Restricted cash	1	—	1	—
Financial assets of the concession	5,944	—	—	5,944

	6,845	85	816	5,944
Liabilities
Put options	(195)	—	—	(195)

	6,650	85	816	5,749

	Balance at December 31. 2013	Fair value at December 31. 2013
		Active market – Quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market – Unobservable inputs (Level 3)
Assets
Securities
Bank certificates of deposit	117	—	117	—
Treasury Financial Notes (LFTs)	38	38	—	—
Financial Notes – Banks	355	—	355	—
Debentures	107	—	107	—
Other	21	—	21	—

	638	38	600	—
Restricted cash	2	—	2	—
Financial assets of the concession	5,559	—	—	5,559

	6,199	38	602	5,559

Fair value calculation of financial positions

Financial assets of the concession related to infrastructure: Measured at New Replacement Value (valor novo de reposição, or VNR), according to criteria established in regulations by the Concession-granting power (‘Grantor’), based on fair value of the assets in service belonging to the concession and which will be revertible at the end of the concession, and on the Weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig. The movement in Financial assets of the concession is shown in Note13 to the financial statements.

Cash investments: The fair value of cash investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates in the fixed-income and FX markets applicable to similar securities. The market value of the security is deemed to be its maturity value discounted to present value by the discount factor obtained from the market yield curve in Reais.

Put options: The Company has adopted the discounted cash flow method for measurement of the fair value of the options of Light and SAAG, using the most up-to-date information relating to the business plan of the Companies. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the reporting date. The balances as of December 31, 2014 were recorded in 2014, in profit or loss. Other information is shown in Note 14 to the financial statements.

30. INSURANCE

Cemig and its subsidiaries maintain insurance policies to cover damages to certain items of their assets, in accordance with orientation by specialists, as listed below, taking into account the nature and the degree of risk, for amounts considered sufficient to cover any significant losses related to its assets and responsibilities. The risk assumptions adopted, due to their nature, are not part of the scope of an audit of the financial statements, and consequently were not examined by the external auditors.

	Cover	Dates of cover	Amount insured (**)		Annual premium (**)
Cemig Geração e Transmissão
Air transport – Aircraft	Fuselage Third party liability	29/04/2014 to 29/04/2015	US$ US$	7,465 14,000	US$	129
Warehouse stores		02/10/2014 to 02/10/2015	R$	14,164	R$	23
Facilities in buildings (1)	Fire	08/01/2015 to 08/01/2017	R$	354,257	R$	84
Telecommunications equipment (2)	Fire	08/01/2015 to 08/01/2016	R$	11,514	R$	5
Operational risk – generators, rotors, and power equipment above R$ 1.5 million (3)	Total	07/12/2014 to 07/12/2015	R$	1,318,095	R$	1,645
Cemig Distribuição
Air transport – Aircraft / Guimbal Equipment	Fuselage Third party liability	29/04/2014 to 29/04/2015		USS 4,824 USS 14,000		USS 72
Warehouse stores		02/10/2014 to 02/10/2015	R$	93,239	R$	148
Facilities in buildings	Fire	08/01/2015 to 08/01/2017	R$	540,809	R$	120
Telecommunications equipment		08/01/2015 to 08/01/2016	R$	15,958	R$	7
Operational risk – Transformers above 15 MVA and other power equipment of the distributor with value above R$ 1.5 million (4)	Total	07/12/2014 to 07/12/2015	R$	662,472	R$	827
Gasmig
Gas distribution network / Third party	Third party liability	15/12/2014 to 15/12/2015	R$	60,000	R$	472
Own vehicle fleet	Damage to third parties only	07/07/2014 to 07/07/2015	R$	500	R$	10
Facilities—multirisk (5)	Robbery, theft and fire	01/01/2014 to 01/01/2015	R$	33,868	R$	21

(**)	Amounts expressed in R$ ’000 or US$’000.
(1)	The new period of validity is from January 8, 2015 to January 8, 2017.
(2)	The new period of validity is from January 8, 2015 to January 8, 2016.
(3)	The maximum indemnity limit (MIL) is R$ 200,001.
(4)	The maximum indemnity limit (MIL) is R$ 200,101.
(5)	The Multi-risk Facilities Insurance Policy, with period of cover up to January 1, 2015, was renewed from that date to January 1, 2016, with cover for R$ 36,020,420.66 insured, and annual premium of R$ 22,428.46.

Cemig does not have general third-party liability insurance covering accidents, except for its aircraft, and is not seeking proposals for this type of insurance. Additionally, Cemig has not sought proposals for, and does not have current policies for, insurance against events that could affect its facilities, such as earthquakes, floods, systemic failures or business interruption risk. The Company has not suffered significant losses as a result of the above-mentioned risks.

The Company has not suffered significant losses as a result of the above-mentioned risks.

31. COMMITMENTS

Cemig and its subsidiaries have contractual obligations and commitments that include, principally, amortization of loans and financings, contracts with contractors for construction of new projects, and purchase of electricity from Itaipu and other sources, as follows:

	2015	2016	2017	2018	2019	After 2019	Total
Loans and financings	5,291	2,139	1,701	1,324	567	2,488	13,510
Purchase of electricity from Itaipu	1,286	1,296	1,392	1,339	1,283	41,416	48,012
Purchase of electricity at auctions	4,031	4,168	3,951	4,186	5,295	112,768	134,399
Purchase of energy – ‘bilateral contracts’	309	267	275	288	302	1,996	3,437
Quotas for Angra 1 and Angra 2	180	191	201	212	214	9,692	10,690
Physical quota guarantees	546	234	180	235	212	9,857	11,264
Transport of electricity from Itaipu	28	29	30	31	33	1,538	1,689
Other electricity purchase contracts	2,721	2,389	2,916	3,016	2,749	43,338	57,129
Purchase of gas for resale	892	939	980	1,109	1,109	11,460	16,489
Paid concession	22	17	15	13	12	99	178
Debt to pension plan – Forluz	65	69	73	77	82	434	800
Operating lease contracts	64	19	20	21	4	—	128

Total	15,435	11,757	11,734	11,851	11,862	235,086	297,725

32. NON-CASH TRANSACTIONS

In the business years 2014, 2013 and 2012, the Company made the following transactions not involving cash, which are not reflected in the Cash flow statements:

	2014	2013	2012
Transfers from Intangible assets to Financial assets	843	267	1,848
Financial charges capitalized	70	40	65
Revenues relating to construction of own assets	942	975	1,336

	1,855	1,282	3,249

33. SUBSEQUENT EVENTS

Aliança Geração de Energia

Conclusion of constitution

On February 27, 2015, the transaction of association between Vale S.A. (Vale) and Cemig GT, through injection of assets into Aliança Geração de Energia S.A. (Aliança), of the equity interests held by Vale and Cemig GT in the following generation assets was concluded: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés and Candonga. The resulting total for the installed hydroelectric generating capacity of Aliança, arising from the Association, is 1,158 MW in operation (assured offtake level 652 MW), as well as other generation projects.

With the constitution of Aliança, Vale and Cemig GT hold, respectively, 55% and 45% of the total capital. The conclusion of the transaction does not involve any financial disbursement: both companies subscribe assets.

Conclusion of acquisition

On March 31, 2015 acquisition of Vale’s 49% equity interest in Aliança Norte Energia Participações S.A. (‘Aliança Norte’) was completed, which owns 9% of Norte Energia S.A. (‘NESA’) – comprising an indirect equity interest of 4.41% in NESA. This fulfils the condition precedent referred to in the Material Announcement of February 27, 2015.

The acquisition price was R$ 306, referring to the amount of funds placed by Vale into the share capital of NESA up to the closing date, after monetary updating by the IPCA index, from the date of each injection of funding up to February 28, 2015, in proportion to the indirect equity interest in NESA of 4.41%.

Cemig GT will further pay, within 5 days after publication of the IPCA index for the month of March, an amount equal to the further monetary updating of the acquisition price for the period from February 28, 2015 to March 3, 2015.

Extraordinary tariff adjustment for Cemig D

On February 27, 2015, ANEEL published the rates to be invoiced by Cemig D as from March 2, 2015, resulting from its Extraordinary Tariff Review. This adjustment responds to the costs arising from: (i) increase in the quota charged for the CDE; (ii) increase of costs on purchase of electricity arising from the adjustment of the rate for Itaipu; (iii) the result of the 14th auction for supply from existing power plants, and the 18th Adjustment Auction; and (iv) costs arising from involuntary exposure to the spot market. The average impact on Cemig D’s clients is an increase of 28.76%.

Rates were defined under the Tariff Flag (‘Bandeira’), as follows: R$ 2.50 (reais) for the Yellow Flag, and R$ 5.50 (reais) for the Red Flag, for each 100 kWh consumed. These amounts will cover the increase in costs arising from the less favorable conditions for generation of electricity due to the low level of the reservoirs of the hydroelectric plant, which makes it necessary to generate more power from thermoelectric sources, and generates exposures to the spot market.

Advance against future capital increase, in Cemig D

On March 11, 2015 the Board of Directors of Cemig decided to authorize transfer to Cemig D of up to R$ 100, in the form of an Advance against Future Capital Increase (Adiantamento para Futuro Aumento de Capital, or AFAC), and to submit a proposal to an Extraordinary General Meeting of Shareholders to orient the vote of Cemig’s representatives in the Extraordinary Meeting of Cemig D in favor of approval of increase in the share capital of Cemig D, with alteration to the by-laws of that company to reflect the capital increase.

The share capital of Cemig D will increase from R$ 2,262 to R$ 2,362, by issue of 97,116 new nominal common shares without par value, issued for R$ 1.0297 (reais) each, to be subscribed by Cemig from the AFAC.

The issue price was determined on the basis of the value of Shareholders’ equity per share. The total number of shares will increase from 2,262 to 2,359 nominal common shares without par value.

Commercial papers Issuance by Cemig D

On April 1st, 2015, Cemig Distribution made its eighth issuance of commercial papers, allocated in the Brazilian market with restricted efforts according to CVM Instruction 476, of January 16, 2009, with 340 notes being issued, in single series, with unit value of R$ 5 each, totalling the amount of R$ 1,700. The proceeds were used for energy purchases and payment of existing debts. The notes term is 360 days and are due on March 26, 2016, bearing interest rate at 111.70% of the CDI rate per annum, due at maturity. The eighth issuance of commercial papers is guaranteed by CEMIG.

Ordinary tariff adjustment for Cemig D

On April 8, 2015, the Brazilian electricity regulator, Aneel, decided the Annual Tariff Adjustment to be applied to the tariffs of Cemig Distribuição S.A. (‘Cemig D’), a wholly-owned subsidiary of Cemig. This Adjustment results in an average increase of 7.07% in electricity rates paid by clients of Cemig D, in effect as from April 8, 2015, until April 7 of 2016.

For Residential consumers, the increase in the rate charged is 5.93%. For industrial and service sector consumers, served at medium and high voltage, the average increase will be 8.12%. For those served at low voltage, the increase is 6.56%.

* * * * * * * * * * * * *

(The original is signed by:)

Mauro Borges Lemos	Mateus de Moura Lima Gomes	Fabiano Maia Pereira
Chief Executive Officer	Deputy CEO	Chief Finance and Investor Relations Officer

Márcio Lúcio Serrano	Luiz Fernando Rolla	Evandro Leite Vasconcelos
Chief Corporate Management Officer	Chief Institutional Relations and Communication Officer	Chief Trading Officer

Franklin Moreira Gonçalves	Fernando Henrique Schüffner Neto	Raul Lycurgo Leite
Chief Generation and Transmission Officer	Chief Business Development Officer	Chief Counsel

Leonardo George de Magalhães		Leonardo Felipe Mesquita
Controller CRC-MG 53,140		Manager, Accounting Accountant – CRC-MG-85.260

2. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our Executive Board, including our CEO and CFO, is responsible for establishing and maintaining effective internal controls over financial reporting.

Our internal controls over financial reporting include policies and procedures that were implemented to provide reasonable assurance as to (i) the reliability of the recording accounting and financial information; (ii) the preparation of accounting records in accordance with IFRS; (iii) the processing of payments and receipts in accordance with management authorization; and (iv) the timely detection of inappropriate acquisitions, and the disposal or allocation of material assets. We emphasize that due to their inherent limitations, the possibility exists that these actions may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of the internal controls over financial reporting for future periods are subject to the risk that controls may become inadequate because of changes in conditions in which they operate, or not detect matters that are non-compliant with the established policies or procedures.

Our management evaluated the effectiveness of our internal controls over financial reporting at December 31, 2014 based on the criteria established in the Internal Control Integrated Framework specified by the Committee of Sponsoring Organizations of the Treadway Commission—COSO (2013). The scope of management’s assessment of the effectiveness of our internal control over financial reporting included all relevant operations, except for the operation of the subsidiary Gasmig, which we acquired on October, 2014. This exclusion is in accordance with the SEC’s general guidance that an assessment of a recently acquired business may be omitted from our scope in the year of acquisition. Gasmig constituted 7.3% of the total assets and 3.4% of the net profit of the consolidated financial statements of the Company for the year ended December 31, 2014. Our management concluded that, for the year ended December 31, 2014 our system of internal controls over financial reporting was effective.

The Company’s independent registered public accounting firm which audited our consolidated financial statements for the year ended December 31, 2014, Deloitte Touche Tohmatsu Auditores Independentes, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 and issued an attestation report, which is included below.

3. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (ON INTERNAL CONTROL OVER FINANCIAL REPORTING)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Companhia Energética de Minas Gerais—CEMIG

Belo Horizonte, MG, Brazil

We have audited the internal control over financial reporting of Companhia Energética de Minas Gerais—CEMIG and subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control related to Financial Reporting, management excluded from its assessment the internal control over financial reporting at Companhia de Gás de Minas Gerais—GASMIG, which was acquired on September 30, 2014 and whose financial statements constitute 12.6% and 7.3% of net and total assets, respectively, 1.7% of revenues, and 3.4% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2014. Accordingly, our audit did not include the internal control over financial reporting at Companhia de Gás de Minas Gerais—GASMIG. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control related to Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated April 10, 2015 expressed an unqualified opinion on those financial statements and included explanatory paragraphs related to (i) the Usina Hidrelétrica Jaguara (“UHE Jaguara”) and Usina Hidrelétrica São Simão (“UHE São Simão”) concession agreements that expired in August, 2013 and January, 2015, respectively; and (ii) the distribution concession agreements that will expire on February 2016.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Belo Horizonte, MG, Brazil

April 10, 2015